

Annual Report
2025

Dear Stockholders,

Fiscal 2025 was a standout year for ABM. We delivered record revenue and record new sales bookings, even as our clients operated in a challenging and uncertain macroeconomic environment. These results reflect strong execution across our portfolio, continued demand for essential services, and the ability of our teams to help customers operate safely, efficiently, and reliably in dynamic conditions.

Throughout the year, we remained focused on running the business, serving our clients, and investing for the future. While economic conditions varied by market and sector, our diversified model, scale, and technical capabilities allowed us to capture opportunities where innovation and reliability matter most. As a result, we strengthened our competitive position overall and exited the year with momentum across our businesses.

Segment Performance and Market Positioning

In **Business & Industry**, market conditions stabilized meaningfully after a few years of volatility in commercial real estate. While office utilization patterns continue to evolve, we are seeing improved consistency in Class A properties and better-performing submarkets. Our focus on high-quality assets, geographic diversification, and service line breadth, combined with strong performance in sports & entertainment, healthcare, and international markets, continues to differentiate ABM and position the business for steady growth.

Manufacturing & Distribution benefited from improving industrial activity and strong demand in targeted end markets, particularly e-commerce, technology, and advanced manufacturing, especially semiconductors. Our ability to deliver integrated, scalable solutions across large, complex facilities gives us a competitive advantage with sophisticated clients who value operational continuity and execution certainty.

Technical Solutions was an important contributor to our results in 2025, driven by robust demand for energy resiliency, microgrids, and mission-critical infrastructure. The secular drivers behind this business, namely aging grid infrastructure, electrification, data center expansion, and sustainability requirements, remain firmly intact. Our RavenVolt platform continues to perform exceptionally well, executing complex projects and expanding our capabilities in high-growth markets.

In **Aviation**, passenger volumes remained strong, and airports continued to invest in operational efficiency and passenger experience. We strengthened our position as a trusted partner at major U.S. airports, including LaGuardia, Orlando and Miami, supported by our scale, operational expertise, and through our differentiated technology platform, ABM Connect for Aviation. These capabilities allow us to deliver smarter, more efficient solutions at some of the busiest transportation hubs in the world.

Education continued to provide a stable foundation of earnings and cash flow. Our focus on larger school districts, colleges, and universities, combined with disciplined cost management and strong retention, enabled us to deliver consistent results while supporting institutions that are investing selectively in their facilities and infrastructure.

Executing on Our Transformation

In 2025, we made important progress advancing our transformation initiatives. Our teams responded promptly and decisively as the early stages of our enterprise resource planning implementation created operational friction and working capital pressure. Execution improved meaningfully as the year progressed, and we delivered strong cash flow in the back half of the year, reflecting better billing, collections, and process stability. The investments we're making across the enterprise are strengthening our operating foundation and positioning ABM for improved efficiency, scalability, and business insight over the long term.

We also continued to invest in AI and technology to enhance both internal processes and client-facing solutions. From automating and improving RFP responses, to enhancing workforce tools and exploring agentic AI applications, these investments are designed to drive productivity, differentiation, and long-term value creation.

During the year, we repurchased approximately $130 million of ABM stock, reducing our share count and enhancing earnings power consistent with our disciplined and thoughtful approach to capital allocation. We also raised our annual dividend for the 58th consecutive year, extending our record as a "Dividend King." After year-end, we announced an agreement to acquire WGNSTAR, which will further expand our technical capabilities in semiconductor manufacturing. Building on the success of RavenVolt, we expect this acquisition will strengthen our position in a market with powerful long-term growth dynamics and that it aligns squarely with our strategy to invest in high-value, mission-critical services.

Investing in Our People

Our performance in 2025 was made possible by the strength of our leadership and the dedication of our talent across the organization. During the year, we promoted David Orr to Chief Financial Officer, reflecting the deep bench we have developed internally. David's extensive experience, discipline, and understanding of our business will be invaluable as we continue to execute our strategy.

We are also proud of the achievements of Melanie Kirkwood Ruiz, our Chief Information Officer, whose leadership in technology, innovation and transformation, was recognized by Forbes during the year. Her work exemplifies how we are modernizing ABM and building the capabilities required to lead in an increasingly digital and data-driven environment. Across the company, we continue to invest in developing talent, promoting from within, and building a culture that supports long-term success.

Looking Ahead

As we look to the future, we are excited about the opportunities in front of us. We have secured important new wins, including a major passenger services contract at a leading global gateway airport and high-profile commercial projects such as the new global headquarters of one of the world's largest financial services firms, located in New York City. These wins reflect the confidence clients place in ABM to deliver complex, large-scale solutions.

More broadly, the commercial real estate market is more stable than it has been in several years, and long-term secular growth drivers are increasingly aligned with our strengths. Energy resiliency and microgrids, data center proliferation, and U.S. semiconductor manufacturing are all areas where we have built strong positions and continue to invest. These dynamics give us confidence in our ability to deliver sustainable growth and shareholder value over time.

In closing, I want to thank our team members for their commitment and professionalism, our clients for their trust, and our stockholders for their continued support. We are proud of what we accomplished in 2025, and we look forward to all that is ahead.

Sincerely,

Scott Salmirs
President and Chief Executive Officer
ABM Industries Incorporated

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

_____

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 1-8929

ABM INDUSTRIES INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware		**94-1369354**
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

_____

One Liberty Plaza, 7ᵗʰ Floor
New York, New York 10006

(Address of principal executive offices)

(212) 297-0200

(Registrant's telephone number, including area code)

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	**ABM**	**New York Stock Exchange**

_____

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrants executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

Aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based upon the closing price of a share of the registrant's common stock on April 30, 2025, as reported on the New York Stock Exchange on that date: $2,989,420,395

Number of shares of the registrant's common stock outstanding as of December 18, 2025: 60,177,625

DOCUMENTS INCORPORATED BY REFERENCE

Certain parts of the registrant's Definitive Proxy Statement relating to the registrant's 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

ABM INDUSTRIES INCORPORATED AND SUBSIDIARIES

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for ABM Industries Incorporated and its subsidiaries (collectively referred to as "ABM," "we," "us," "our," or the "Company") contains both historical and forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. We make forward-looking statements related to future expectations, estimates, and projections that are uncertain and often contain words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "likely," "may," "outlook," "plan," "predict," "should," "target," or other similar words or phrases. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and assumptions that are difficult to predict. Factors that might cause such differences include, but are not limited to, those discussed in Part 1 of this Form 10-K under Item 1A., "Risk Factors," and we urge readers to consider these risks and uncertainties in evaluating our forward-looking statements. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

PART I

ITEM 1. BUSINESS.

General

ABM Industries Incorporated, which operates through its subsidiaries (collectively referred to as “ABM,” “we,” “us,” “our,” or the “Company”), is a leading provider of facility maintenance, engineering and infrastructure solutions with a mission to **make a difference, every person, every day**. Our history dates back to 1909, when American Building Maintenance Company began as a window washing company in San Francisco with one employee. In 1985, we were incorporated in Delaware under the name American Building Maintenance Industries, Inc., as the successor to the business originally founded in 1909. In 1994, we changed our name to ABM Industries Incorporated. Since that time, we have grown into a multi-segment facility solutions company, primarily through strategic acquisitions and new service offerings, increasing our revenue to more than $8.5 billion.



$3B
$8B+
2007
ACQUIRED
ONESOURCE
Janitorial
2010
ACQUIRED
Linc Group
Lighting, Mechanical and Electrical
2012
ACQUIRED
HHA
Healthcare Services
ACQUIRED
AIRSERV
Aviation Services
2014
ACQUIRED
GBM SUPPORT SERVICES GROUP
Janitorial - UK
2015
SOLD
ABM
Security
ACQUIRED
WESTWAY
Technical Solutions - UK
2020 VISION
2017
SOLD
ABM
Government
ACQUIRED
GCA SERVICES GROUP
Educational and Commercial Services
2021
ACQUIRED
Able
Engineering and Janitorial
ELEVATE
2022
ACQUIRED
momentumsupport
Facility Solutions - Ireland
ACQUIRED
ravenvolt
Power
2024
ACQUIRED
QUALITY UPTIME SERVICES
Mission Critical
2025
ACQUIRED
LMC fm
Facility Solutions - Ireland

The acquisitions of OneSource and Linc Group in the early 2000s established ABM as a leader in the commercial janitorial market and also enhanced our ability to be a full-service facility solutions provider with new service offerings, including lighting, mechanical, and electrical “technical solutions.” With demand increasing for industry-specific service providers, the acquisition of Air Serv established “Aviation” as our first industry group. In recent years, we have strategically acquired companies in the United Kingdom (“UK”) and the Republic of Ireland (“Ireland”), which expanded our janitorial and technical solutions businesses overseas.

In 2015, we began a comprehensive transformational initiative (“**2020 Vision**”) to drive long-term, profitable growth through an industry-based, go-to-market approach. Through this initiative, we centralized key functional areas and industry groups, strengthened our sales capabilities, and initiated investments in service delivery tools and processes to help support standard operating practices that we believe remain foundational to our long-term success.

As part of the transformation initiative, we also evaluated all of our service offerings and sold our Security and Government Services businesses, which did not align with our long-term focus on specialized industry groups.

In 2017, we acquired GCA Services Group ("GCA"), a provider of integrated facility services to educational institutions and commercial facilities representing the largest acquisition in ABM history. The acquisition accelerated the Company's position as a leading facility solutions provider in the education market.

In 2021, we acquired Crown Building Maintenance Co. and Crown Energy Services, Inc. (collectively, "Able"), a leading facilities services company headquartered in San Francisco, California, with the goal to provide additional scaling to the Company's core businesses and key geographies and to bolster ABM's janitorial and facilities services service lines. In addition, the acquisition of Able further expanded ABM's sustainability and energy efficiency offerings amid growing demand for environmentally responsible solutions.

In 2022, we acquired RavenVolt, Inc. ("RavenVolt"), a leading nationwide provider of advanced turn-key microgrid systems utilized by diversified commercial and industrial customers, national retailers, utilities, and municipalities. A complementary extension of ABM's Technical Solutions service offerings, the addition of RavenVolt enhanced ABM's position as a market leader in electric vehicle ("EV") charging infrastructure, power, and bundled energy solutions.

In 2022, we acquired Momentum Support ("Momentum"), a leading independent provider of facility services, primarily janitorial, across Ireland and Northern Ireland. The addition of Momentum provided greater access to Momentum's blue-chip customer base as well as an opportunity to cross sell ABM services to existing U.S.- and UK-based clients who also have an operational footprint in Ireland and Northern Ireland.

In 2024, we acquired Quality Uptime Services, Inc. ("Quality Uptime"), an independent uninterrupted power supply system ("UPS") maintenance company providing customized preventive and emergency service programs for mission-critical data centers and other facilities across the United States. With the addition of Quality Uptime, we now offer comprehensive and complementary critical infrastructure solutions for data centers and similar crucial facilities, including electrical testing, electrical switchgear maintenance, breaker testing, UPS service and maintenance, and battery and power distribution unit service and maintenance.

In 2025, we acquired LMC FM Limited ("LMC"), a Dublin-based facilities services company with coverage across Ireland.

The acquisitions and divestitures we have made since 2015 largely reflect strategies first introduced in our **2020 Vision** initiative and strategies included in our follow-on strategic modernization plan called ELEVATE, which was introduced in 2021 and is described below.

As a result of these strategic initiatives and investments, we have strengthened our ability to offer janitorial, engineering, parking and eMobility, infrastructure, electrical, lighting and energy solutions, HVAC and mechanical services, landscaping and turf services, and mission critical solutions across aviation, education, manufacturing and distribution, and commercial business industries, on a standalone basis or in combination, and have positioned ourselves as a leading integrated facilities management company.

Unless otherwise indicated, all references to years are to our fiscal year, which ends on October 31.

Strategic Transformation and Systems Modernization Plan

In 2021, ABM launched its multiyear **ELEVATE** transformation and systems modernization plan to strengthen our industry leadership, enhance our core service capabilities, and modernize ABM's systems, processes, and tools — with a goal of advancing data integrity, technology enablement, and operational consistency to support long-term growth and value creation.

As this work progresses, ABM is entering a phase of turning modernization efforts into measurable performance improvements across our enterprise.

Looking ahead, ABM will continue to advance this transformation and modernization program where appropriate while optimizing systems and processes company-wide that we expect to drive performance, strengthen client trust, and create long-term value for shareholders.

Contract Types

We generate revenues under several types of contracts, as explained below. Generally, the type of contract is determined by the nature of the services. Although many of our service agreements are cancelable on short notice, we have historically had a high rate of client retention and expect to continue maintaining long-term relationships with our clients. See Note 2, "Basis of Presentation and Significant Accounting Policies," in the Notes to consolidated financial statements for additional information regarding the contract types that are most common in each of our service lines.

Contract Type	Description
Monthly Fixed-Price	These arrangements are contracts in which the client agrees to pay a fixed fee every month over a specified contract term.
Square-Foot	Square-foot arrangements are contracts in which the client agrees to pay a fixed fee every month based on the actual square footage serviced over a specified contract term.
Cost-Plus	These arrangements are contracts in which the clients reimburse us for the agreed-upon amount of wages and benefits, payroll taxes, insurance charges, and other expenses associated with the contracted work, plus a profit margin.
Work Orders	Work orders generally consist of supplemental services requested by clients outside of the standard service specification and include cleanup after tenant moves, construction cleanup, flood cleanup, snow removal, and high touchpoint disinfecting services.
Transaction-Price	These are arrangements in which customers are billed a fixed price for each transaction performed on a monthly basis (e.g., wheelchair passengers served or airplane cabins cleaned).
Hourly	In hourly arrangements, the client is billed a fixed hourly rate for each labor hour provided.
Management Reimbursement	Under these parking arrangements, we manage a parking facility for a management fee and pass through the revenue and expenses associated with the facility to the owner.
Leased Location	Under these parking arrangements, we pay a fixed amount of rent plus a percentage of revenues derived from monthly and transient parkers to the property owner. We retain all revenues received and are responsible for most operating expenses incurred.
Allowance	Under these parking arrangements, we are paid a fixed amount or hourly fee to provide parking services, and we are responsible for certain operating expenses, as specified in the contract.
Energy Savings Contracts and Fixed-Price Repair and Refurbishment	Under these arrangements, we agree to develop, design, engineer, and construct various types of energy saving projects. Additionally, as part of infrastructure solutions arrangements, we guarantee the project will satisfy agreed-upon performance standards. The client agrees to pay us based on a predetermined contractual milestone schedule.
Franchise	We franchise certain engineering services through individual and area franchises under the Linc Service and TEGG brands, which are part of ABM Technical Solutions.
Microgrid and Uninterrupted Power Supply Systems Installation	Under these arrangements, we provide electrical contracting services for energy-related products such as design, installation and maintenance of distributed generation equipment, UPS systems, power distribution units, and other specialized electric trades. The client agrees to pay us based on a predetermined contractual milestone schedule.

Segment and Geographic Financial Information

Our current reportable segments consist of Business & Industry ("B&I"), Manufacturing & Distribution ("M&D"), Education, Aviation, and Technical Solutions. For segment and geographic financial information, see Note 18, "Segment and Geographic Information," in the Notes to consolidated financial statements.

REPORTABLE SEGMENTS AND DESCRIPTIONS	
BUSINESS & INDUSTRY	B&I, our largest reportable segment, encompasses comprehensive facility solutions, including janitorial and maintenance, facilities engineering, and parking and transportation management to a diverse range of clients. Our expertise extends to commercial real estate properties, including corporate offices for high-tech clients, sports and entertainment venues, and both traditional hospitals and non-acute healthcare facilities. We typically provide these services pursuant to monthly fixed-price, square-foot, cost-plus, and parking arrangements (i.e., management reimbursement, leased location, or allowance) that are obtained through a competitive bid process as well as pursuant to work orders.
MANUFACTURING & DISTRIBUTION	M&D provides integrated facility services, engineering, janitorial and maintenance, and other specialized solutions to a variety of manufacturing, distribution, and data center facilities. We typically provide these services pursuant to monthly fixed-price, square-foot, and cost-plus, that are obtained through a competitive bid process as well as pursuant to work orders. One client accounted for approximately 32% of revenues for this segment in 2025.
AVIATION	Aviation provides comprehensive support services to airlines and airports, including parking and transportation management, janitorial and maintenance services, passenger assistance, catering logistics, aircraft cabin maintenance, and transportation solutions. We typically provide services to clients in this segment under master services agreements. These agreements are typically re-bid upon renewal and are generally structured as monthly fixed-price, square-foot, cost-plus, parking, transaction-price, and hourly arrangements. Two clients accounted for approximately 27% of revenues for this segment in 2025.
EDUCATION	Education delivers comprehensive facility services to public school districts, private schools, colleges, and universities. Our services include janitorial and custodial services, landscaping and grounds maintenance, facilities engineering, and parking management. These services are typically provided pursuant to monthly fixed-price, square-foot, and cost-plus arrangements that are obtained through either a competitive bid process or re-bid upon renewal as well as pursuant to work orders.
TECHNICAL SOLUTIONS	Technical Solutions specializes in comprehensive facility infrastructure services, including mechanical and electrical systems, as well as design, installation, and maintenance of microgrid systems encompassing UPS systems, power distribution units and EV charging stations. These offerings are strategically leveraged for cross-selling across all our industry groups, both domestically and internationally. Contracts for this segment are generally structured as electrical contracting services for energy related products. One client accounted for approximately 30% of revenues for this segment in 2025.

Service Marks, Trademarks, and Trade Names

We hold various service marks, trademarks, and/or trade names, such as "ABM," "ABM Building Value," "ABM GreenCare," "ABM EnhancedClean," "ABM EnhancedFacility," "Linc Service," "TEGG," "ABM Connect," "ABMVantage," "RavenVolt," and "Driving Possibility, Together," which we deem important to our marketing activities, to our business, and, in some cases, to the franchising activities conducted by our Technical Solutions segment.

Dependence on Significant Client

No single client accounted for more than 10% of our consolidated revenues during 2025, 2024, or 2023.

Competition

We believe that each aspect of our business is highly competitive and that such competition is based primarily on price, quality of service, efficiency, and productivity enhancements, adapting to changing workplace conditions, and ability to anticipate and respond to industry changes. A majority of our revenue is derived from projects requiring competitive bids; however, an invitation to bid is often conditioned upon prior experience, industry expertise, and financial strength. The low cost of entry in the facility services business results in a very competitive market. We mainly compete with regional and local owner-operated companies that may have more acute vision into local markets and significantly lower labor and overhead costs, providing them with competitive advantages in those regards. We also compete indirectly with companies that can perform for themselves one or more of the services we provide.

Sales and Marketing

Our sales and marketing activities include digital engagement and direct interactions with prospective and existing clients, pricing, proposal management, and customer relationship management by dedicated business development teams, operations personnel, and management. These activities are executed by branch and regional sales, marketing, and operations teams assigned to our industry groups and are supported by centralized sales support teams, inside sales teams, and marketing personnel. The sales and marketing teams acquire, nurture, and manage leads through the sales buying process, as well as train personnel on product offerings, sales tools, and proposal systems, all governed by standard operating procedures.

Regulatory Environment

Our operations are subject to various federal, state, and/or local laws, rules, and regulations regulating among other things, labor, wages, and health and safety matters, as well as laws and regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment. Historically, the cost of complying with these laws, rules, and regulations has not had a material adverse effect on our financial position, results of operations, or cash flows.

Corporate Responsibility Strategy and Oversight

Corporate responsibility is central to how we operate and deliver for our stakeholders. With more than 110 years of experience, ABM integrates responsible and community-minded business practices across its operations to create long-term value for shareholders, employees, clients, and the communities we serve. Our mission to make a difference, every person, every day — and our values of respect, excellence, integrity, innovation, trust, and collaboration guide our actions.

Our corporate responsibility strategy is built around three core pillars: environmental stewardship, our workforce, and responsible business practices.

- Environmental stewardship focuses on integrating technologies and practices that reduce environmental impact for us and our clients, improve energy efficiency, and promote responsible use of resources.

- Our workforce emphasizes a people-centered culture that values, develops, and empowers employees while fostering inclusion, safety, and community engagement through programs such as ABM Cares.

- Responsible business practices ensure operations are conducted ethically and transparently through strong governance, compliance, and supply chain integrity.

Our Board of Directors and its committees oversee corporate responsibility-related risks and priorities. The Board's Governance Committee is responsible for oversight of the Company's corporate governance and overall corporate-responsibility framework. The Board's Stakeholder and Enterprise Risk Committee is responsible for oversight of the Company's programs, policies, and practices related to environmental, social, and stakeholder matters that may impact the

Company's business and key stakeholders, as well as of the Company's execution of its enterprise risk management program.

ABM's cross-functional teams, including representatives from sustainability, human resources, legal, procurement, operations, and communications, are responsible for advancing the Company's Corporate Responsibility initiative across the enterprise. These teams regularly present to the Board of Directors' Stakeholder and Enterprise Risk Committee. In 2024, we established a management-level Sustainability Committee to integrate sustainability capabilities across business functions and client offerings and to support innovation and measurable impact.

Since 2011, ABM has voluntarily published an annual Corporate Responsibility Report, aligned with GRI, SASB, and IFRS Sustainability Disclosure Standards, to communicate our performance, progress, and goals.

Additional information is available in the Human Capital section of this report and on the Company's website under Corporate Responsibility.

Human Capital

Given that ABM is a widely distributed solutions and service-oriented business, our employees are the driving force behind our success, and we believe our ability to attract, develop, and retain our employees at all levels of our organization has a direct impact on client satisfaction and our ability to grow the Company. To succeed in a competitive labor market, we have developed key recruitment and retention strategies, objectives, and measures that we focus on as part of the overall management of our business. These strategies, objectives, and measures form the pillars of our human capital management framework and are advanced through the programs, policies, and initiatives described below.

Direct labor costs represented 68% of our total revenue for 2025. As of October 31, 2025, we employed approximately 113,000 employees, of whom approximately 51,000, or 45%, were subject to various local collective bargaining agreements. As of October 31, 2025, our frontline employees represented 92% of our total workforce, while staff and management employees represented the other 8%.

Our human capital strategy is guided by our values and advanced by our employees. We prioritize doing business in a responsible way and enabling our employees' and clients' success. The execution of our human capital strategy is overseen at the highest levels of our organization, from our Board of Directors, our Board of Directors' Stakeholder and Enterprise Risk Committee, and across our senior management.

Business ethics

Our Code of Business Conduct drives the application of our core values of respect, integrity, collaboration, innovation, trust, and excellence throughout our operations. Our Code of Business Conduct serves as a critical tool to help all ABM employees to recognize and report unethical conduct, while preserving and nurturing our culture of honesty and accountability. We provide comprehensive annual training and certification programs on our Code of Business Conduct for our Board of Directors and all of our staff and management employees.

Human resources, hiring, and training

With a team of approximately 113,000 employees across the United States, UK, Ireland, and other locations, we continue to enhance our hiring, training, and development practices to support an engaged workforce. We utilize regional recruitment strategies, applicant-tracking technology, and analytics tools to improve efficiency and consistency in our human capital processes, with particular focus on attracting, retaining, and developing our frontline employees, who represent the majority of our workforce.

We continue to invest in employee growth and leadership development programs such as our Frontline Leader Essentials Program and Leadership Foundations, which build supervisory and management skills across our frontline workforce. For middle- and senior-level leaders, our Leadership Academy focuses on strengthening operational and leadership capabilities across the enterprise.

Our online training platform, ABM University, provides employees access to a wide range of on-demand courses and development resources. Frontline employees also receive role-specific, on-the-job training to ensure safe, efficient, and high-quality service delivery for our clients.

Compensation and employee benefits

We offer competitive wages and salaries in our served markets, and full-time employees have access to an array of health and wellness benefits, including medical, dental, vision, disability, basic and voluntary life and AD&D insurance, 401K employee savings and an employee stock purchase plan, a 24/7 employee assistance program, healthcare flexible spending accounts, telemedicine options, legal support, as well as commuter, fitness, and other discount programs.

Labor relations

With approximately 51,000 union-represented employees, we are party to more than 300 collective bargaining agreements nationwide, with more than 20 major labor unions. Our collective bargaining agreements include regional multiemployer agreements covering thousands of employees, as well as localized site agreements covering smaller groups. We strive to engage with our labor partners in an atmosphere of mutual respect and seek to resolve disputes in a fair and equitable manner.

Safe working environment

ABM's commitment to its employees is evidenced in its approach to risk management and safety. The Company's programs are designed to meet or exceed compliance standards of the Occupational Safety and Health Administration and other regulatory bodies and to protect the health and welfare of our employees and our clients. A cornerstone of ABM's comprehensive risk management and safety program is safety awareness to confirm our employees are:

• educated on how to complete tasks safely;

• trained in hazard identification;

• made aware of emergency response procedures to immediately address challenges; and

• proficient in reporting accidents, utilizing applicable procedures to confirm appropriate loss mitigation techniques are implemented should a loss occur.

Our "Think Safe, Act Safe, Be Safe" approach to safety includes establishing a safety mindset from day one of employment. This safety culture is continuously reinforced through daily moments for safety messaging, relevant monthly training topics, and unique programs and materials created for our employees.

One of the cornerstones of our "Think Safe, Act Safe, Be Safe" program is designed to help leaders identify workplace hazards and implement changes to prevent accident or injury. In our frontline leader training, participants are guided in creating a culture of safety and provided guidance on practices to support our employees receiving the right care at the right time to expedite their recovery.

Culture

With a widely distributed workforce serving over 20,000 clients across multiple nations and geographic regions, ABM's culture — and the employee experience it enables — remains critical to attracting, retaining, and engaging top talent. The Company continues to strengthen a culture of inclusion and belonging for all employees, where individuals from all backgrounds are empowered to contribute fully, develop their capabilities, and advance their careers. We believe our enterprise-wide focus on our culture enhances engagement, safety, and innovation — key drivers of operational excellence and long-term value creation.

Guided by our mission and values, ABM's inclusion strategy is activated through its Culture & Inclusion Council, as well as Impact Groups, which are accessible to all employees, with executive sponsorship from ABM's President, Chief Executive Officer, and Chief Human Resources Officer.

Beyond our internal workforce, our culture of care extends to the communities we serve. Through the ABM Cares program, employees participate in volunteer initiatives, local partnerships, and charitable giving that strengthen community ties and reflect the Company's mission of "making a difference every person, every day." The recently launched ABM Team Member Relief Fund further demonstrates this commitment by providing financial support to employees facing unexpected personal or natural disaster-related hardships.

Additionally, ABM is an Equal Opportunity and Affirmative Action employer in compliance with the requirements of Executive Order 11246, the Rehabilitation Act of 1973, and the Vietnam Era Veterans' Readjustment Assistance Act.

Available Information

Our corporate website is www.abm.com. The content on any website referred to in this filing does not constitute, and should not be viewed as, a part of this Annual Report, and our website is not incorporated into this or any of our other filings with the Securities and Exchange Commission ("SEC"). We make available, free of charge through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. Additionally, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Executive Officers of Registrant

Executive Officers on December 19, 2025

Name	Age	Principal Occupations and Business Experience
Scott Salmirs	63	President and Chief Executive Officer of ABM since March 2015; Executive Vice President of ABM from September 2014 to March 2015, with global responsibility for ABM's Aviation division and all international activities; Executive Vice President of ABM's Onsite Services division focused on the Northeast from 2003 to September 2014; Member of the Board of Directors of ABM since January 2015.
David M. Orr	51	Executive Vice President and Chief Financial Officer since June 10, 2025; Senior Vice President, Financial Planning and Analysis from November 2015 to June 2025; Vice President, Strategic Solutions, from October 2008 to November 2015; Vice President, Finance & Administration, from July 2005 to October 2008.
Rene Jacobsen	64	Executive Vice President and Chief Operating Officer of ABM since November 2020; Executive Vice President and Chief Facilities Services Officer of ABM from October 2019 to November 2020; President of ABM's Business & Industry Group from February 2016 to October 2019; Executive Vice President of ABM's West Region from April 2012 to February 2016; Executive Vice President and Chief Operating Officer of Temco Service Industries from November 2007 to April 2012.
Sean M. Mahoney	59	Executive Vice President and President, Sales and Marketing of ABM since November 2020; Senior Vice President, Sales of ABM from August 2017 to October 2020; Vice President, Sales of Honeywell from July 2015 to July 2017.
Miranda R. Tolar	50	Executive Vice President and General Counsel of ABM since January 1, 2025; Senior Vice President and Deputy General Counsel, from March 2011 to December 2024; Partner at Locke Lord LLP, from October 2009 to March 2011.
Raúl Valentín	62	Executive Vice President and Chief Human Resources Officer of ABM since September 2021; Senior Vice President, Human Resources of ABM from February 2019 to August 2021; Senior Vice President, Human Resources of Coty Inc. from 2016 to 2018; Vice President, Human Resources of Comcast Strategic & Business Development from 2015 to 2016; Vice President, Talent Acquisition of Comcast from 2011 to 2015.
Dean A. Chin	57	Treasurer of ABM since May 2021; Senior Vice President, Chief Accounting Officer, and Corporate Controller of ABM since June 2010; Interim Chief Financial Officer of ABM from July 2020 to November 2020; Vice President and Assistant Controller of ABM from June 2008 to June 2010.

ITEM 1A. RISK FACTORS.

The following risks, some of which have occurred and any of which may occur in the future, could materially and adversely affect our business, financial condition, cash flows, results of operations, and/or the trading price of our common stock. The risks described below identify the material risks we face; however, our business could also be affected by factors that are not presently known to us or that we currently consider to be immaterial. You should carefully consider the risks described below in addition to the other information set forth in this Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") and the consolidated financial statements and accompanying notes (the "Financial Statements").

Risks Relating to Our Strategy and Operations

Our success depends on our ability to gain profitable business despite competitive market pressures.

Each market we provide services for is highly competitive and such competition is based primarily on price, quality of service, reputation, and ability to anticipate and respond to industry changes. A majority of our revenue is derived from services that require competitive bids from multiple suppliers. The low barrier of entry in the facility services business results in a very competitive market. We compete mainly with regional and local owner-operated companies that may have more insight into local market dynamics and significantly lower operating costs, which could provide them with a competitive advantage in those regards. We also compete indirectly with companies that can perform for themselves one or more of the services we provide. Further, if we are unable to respond adequately to market shifts and changing technology, we may lose existing clients and fail to win future business opportunities. A failure to respond effectively to competitive pressures or failure in our ability to increase prices as costs rise could reduce margins and materially adversely affect our financial performance.

Our results of operations can be adversely affected by labor shortages, turnover, and labor cost increases.

We employ approximately 113,000 persons, and our operations depend on the services of a large and diverse workforce. We must attract, train, and retain a large and growing number of qualified employees while controlling related labor costs. Our ability to control labor and benefit costs is subject to numerous internal and external factors, including changes in the unemployment rate, changes in immigration policy, regulatory changes, prevailing wage rates, and competition we face from other companies for similarly skilled employees. Meaningful labor shortages, inflationary pressures on wages, and/or increased turnover rates within our employee base could lead to increased costs, such as increased overtime incurred and/or increased usage of temporary labor to meet the demands of our customers, as well as increased wage rates to attract and retain employees. Further, many of our contracts provide that our clients pay certain costs at specified rates, such as insurance, healthcare costs, salary and salary-related expenses, and other costs. If actual costs exceed the rates specified in the contracts, our profitability may be negatively impacted. There is no assurance that in the future we will be able to attract or retain qualified employees or effectively manage labor and benefit costs, which could have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to attract and retain qualified personnel and senior management we need to support our business.

Our future performance depends on the continuing efforts and contributions of our senior management and on our continued ability to attract and retain qualified personnel. Unplanned turnover in senior management or inability to attract and retain qualified personnel could have a negative effect on our results of operations. In addition, activities related to identifying, recruiting, hiring, and integrating qualified management employees may require significant time and expense. We may not be able to locate suitable replacements for any key employees who leave, or offer employment to potential replacements on reasonable terms, each of which may adversely affect our business and financial results.

Investments in and changes to our businesses, operating structure, or personnel relating to our strategic initiatives, including the implementation of strategic transformations, enhanced business processes, and technology initiatives, may not have the desired effects on our financial condition and results of operations.

We have made significant investments and expect to make additional investments in various initiatives intended to drive long-term profitable growth and increase operational efficiency. These investments in and changes to our business systems and processes may not create the growth, operational efficiencies, competitive advantage, or cost benefits that we expect and could result in unanticipated consequences, including disruptions to our back-office operations and service delivery. Moreover, the execution and/or benefits of our strategic initiatives may not be realized on the expected timeline and/or may result in expenses in excess of what is currently forecast, which could negatively affect our financial condition.

Our ability to preserve long-term client relationships is essential to our continued success.

We depend to a large extent on our relationships with clients and our reputation for quality integrated facility solutions. Maintaining our existing client relationships, particularly with our largest clients, is an important factor contributing to our business success. We primarily provide services pursuant to agreements that are cancelable by either party upon 30 to 90 days' notice. As we generally incur higher initial costs on new contracts until the labor management and facilities operations normalize, our business associated with long-term client relationships is generally more profitable than short-term client relationships. If we lose a significant number of long-term clients and/or all or a portion of the services for our larger clients, our financial results could be negatively impacted.

Our use of subcontractors or joint venture partners to perform work under customer contracts exposes us to liability and financial risk.

We depend on subcontractors or other parties, such as joint venture partners, to perform work in situations in which we are not able to self-perform the work involved. Such arrangements may involve subcontracts or joint venture relationships where we do not have direct control over the performing party. We may be exposed to liability whenever one or more of our subcontractors or joint venture partners, for whatever reason, fails to perform or allegedly negligently performs the agreed-upon services. Although we have controls and programs in place to monitor the work of our subcontractors and our joint venture partners, there can be no assurance that these controls or programs will have the desired effect, and we may incur significant liability as a result of the actions or inactions of one or more of our subcontractors or joint venture partners.

Our international business involves risks different from those we face in the United States that could negatively impact our results of operations and financial condition.

We have business operations in jurisdictions outside of the United States, most significantly in the UK and Ireland. Our international operations are subject to risks that are different from those we face in the United States and subject us to complex and frequently changing laws and regulations, including differing labor laws and regulations relating to the protection of certain information that we collect and maintain about our employees, clients, and other third parties. Among these laws is the UK Modern Slavery Act, the Criminal Law (Human Trafficking) Act 2008 (Ireland), the UK Bribery Act, the Criminal Justice (Corruption Offences) Act 2018 (Ireland), and the UK and European Union General Data Protection Regulations (the "GDPR"). The failure to comply with these laws or regulations could subject us to significant litigation, monetary damages, regulatory enforcement actions, or fines in one or more jurisdictions.

In addition, when we participate in joint ventures that operate outside of the United States where we are not a controlling party, we may have limited control over the joint venture. Any improper actions by our joint venture employees, partners, or agents, including, but not limited to, failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and/or laws relating to human trafficking, could result in civil or criminal investigations, monetary and non-monetary penalties, or other consequences, any of which could have an adverse effect on our financial position as well as on our reputation and ability to conduct business.

Additionally, the operating results of our non-U.S. subsidiaries are translated into U.S. dollars, and those translations are affected by movements in foreign currencies relative to the U.S. dollar. There can be no assurance that the foregoing factors will not have a material adverse effect on our international operations or on our consolidated financial condition and results of operations.

Risks Relating to Market and Economic Conditions

Decreases in commercial office space utilization due to hybrid work models and increases in office vacancy rates could adversely affect our financial condition.

A key part of our business involves providing janitorial, facilities engineering, and parking services for commercial office building properties. Across the United States, hybrid work models remain prevalent and commercial office vacancy levels remain elevated, compared to pre-pandemic levels. Reduced office occupancies and any further deterioration in vacancy levels would likely decrease the demand for our facility services as well as the demand for highly profitable supplemental services ("work orders") requested by our clients outside the scope of our standard service specifications. As new tenants occupy vacant office spaces, there may be delays and additional expenses incurred in securing client relationships with such new tenants. These factors could adversely affect our revenues and financial results.

Negative changes in general economic conditions, such as recessionary pressures, high interest rates, durable and non-durable goods pricing, changes in energy prices, or changes in consumer goods pricing could reduce the demand for our services and, as a result, reduce our revenue and earnings and adversely affect our financial condition.

Slowing economic activity or other negative changes in global, national, and local economic conditions could have a negative impact on our business. These adverse economic conditions could cause a decline in our clients' demand for our services and/or in scope of work, including work orders and our clients' ability to pay for such services, or attempts by our clients to defer payments owed to us. Further, potential declines in economic conditions could result in depressed prices for our services, which could affect our financial condition.

We offer a portfolio of capital projects, which are designed to reduce a client's overall consumption of energy, such as electricity and natural gas. Downward fluctuations in energy prices, and/or elevated interest rates, may reduce client demand for such projects. Additionally, we depend, in part, on federal and state legislation and policies that support energy efficiency projects. If current legislation or policies are amended, eliminated, or not extended beyond their current expiration dates, or if funding for energy incentives is reduced or delayed, it could also adversely affect our ability to obtain new capital projects. All of these factors could have an adverse effect on our financial condition, results of operations, and cash flows.

Risks Relating to Information Technology and Cybersecurity

We may experience breaches of, or disruptions to, our information technology systems or those of our third-party providers or clients, or other compromises of our data that could adversely affect our business.

Our information technology systems and those of our third-party providers or clients could be the target of cyberattacks, ransomware attacks, hacking, unauthorized access, phishing, computer viruses, malware, or other intrusions, which could result in operational disruptions or information misappropriation, such as theft of intellectual property or inappropriate disclosure of confidential, proprietary, or personal information. We maintain confidential, proprietary, and personal information in our information technology systems and in systems of third-party providers relating to our current, former, and prospective employees, clients, and other third parties. We have experienced certain data and security breaches in the past and could experience future data or security breaches stemming from the intentional or negligent acts of our employees or other third parties. Furthermore, while we continue to devote significant resources to monitoring and updating our systems and implementing information security measures to protect our systems, there can be no assurance that the controls and procedures we have in place will be sufficient to protect us from future security breaches. Emerging artificial intelligence technologies may intensify these cybersecurity risks. As cyber threats are continually evolving, our controls and procedures may become inadequate, and we may be required to devote additional resources to modifying or enhancing our systems in the future. We may also be required to expend resources to remediate cyber-related incidents or to enhance and strengthen our cybersecurity.

Any such disruptions to our information technology systems, breaches or compromises of data, and/or misappropriation of information could result in lost sales, negative publicity, litigation, violations of privacy and other laws, or business delays that could have a material adverse effect on our business. Additionally, we believe that along with the GDPR and the California Consumer Privacy Act, further increased regulation is likely in the area of data privacy. Compliance with this rapidly expanding area of law will require significant management and financial resources, and we could be subjected to additional legal risk or financial losses if we are not in compliance. This expanding area of law may also lead to potentially significant additional claims, including class action claims, being alleged against us.

Our ongoing implementation of new enterprise resource planning ("ERP") and related boundary systems could adversely impact our ability to operate our business and report our financial results.

We utilize multiple platforms and ERP systems to record transactions, provide information to management, and prepare our financial statements. We are in the process of transitioning our ERP and other key boundary systems. This transition began in the third quarter of 2023 and will continue for the next couple of years with a large portion of our business transitioning to the new systems in the first quarter of 2025. While we believe our new ERP and boundary systems will enhance and standardize our processes, allow better oversight, and improve our service to our customers, any disruption to this transition could impact our ability to send and track invoices, process vendor payments, pay employees, fulfill contractual obligations, report our financial results, or otherwise operate our business. Such disruption could adversely affect our profitability and reputation. Additionally, any disruption could negatively impact the effectiveness of our controls. Refer to "Risks Relating to Financial Matters" below for further information on the internal controls.

Risks Relating to Acquisitions, including the WGNSTAR Acquisition, Divestitures, or Strategic Transactions

Acquisitions, divestitures, and other strategic transactions could fail to achieve financial or strategic objectives, disrupt our ongoing business, and adversely impact our results of operations.

In furtherance of our business strategy, we routinely evaluate opportunities and may enter into agreements for possible acquisitions, divestitures, or other strategic transactions. A significant portion of our growth has been generated by acquisitions, and we may continue to acquire businesses in the future as part of our growth strategy. However, we may encounter challenges identifying opportunities in a timely manner or on terms acceptable to us. Furthermore, there is no assurance that any such transaction will deliver the anticipated results, including expected synergistic benefits. A potential acquisition, divestiture, or other strategic transaction may involve a number of risks including, but not limited to:

- the transaction may not effectively advance our business strategy, and its anticipated benefits may never materialize;

- our ongoing operations may be disrupted, and management time and focus may be diverted;

- clients or key employees of an acquired business may not remain, which could negatively impact our ability to grow that acquired business;

- integration of an acquired business's accounting, information technology, cybersecurity, HR, and other administrative systems may fail to permit effective management and expense reduction;

- unforeseen challenges may arise in implementing internal controls, procedures, and policies;

- additional indebtedness incurred as a result of an acquisition may impact our financial position, results of operations, and cash flows; and

- unanticipated or unknown liabilities may arise related to an acquired business.

We may not realize the growth opportunities and synergies that are anticipated from the WGNSTAR Acquisition.

The benefits that are expected to result from the WGNSTAR Acquisition, which we expect to be consummated in the first half of 2026, will depend, in part, on our ability to realize the anticipated growth opportunities and the realization of anticipated cost and revenue synergies. Maintaining strong relationships with acquired clients and retaining talented employees will also be critical to realizing the acquisition's benefits. Clients or key employees of WGNSTAR may decide not to continue their relationship with us after the acquisition is consummated. Any loss of significant WGNSTAR customers or the departure of key personnel could negatively impact the success of the acquisition and hinder our ability to achieve the expected benefits. Ultimately, if we fail to fully realize the expected growth opportunities, revenue synergies, or cost savings from the WGNSTAR Acquisition, it could negatively impact our business, financial condition, and results of operations.

Risks Relating to Insurance and Safety Matters

We manage our insurable risks through a combination of third-party purchased policies and self-insurance, and we retain a substantial portion of the risk associated with expected losses under these programs, which exposes us to volatility associated with those risks, including the possibility that changes in estimates to our ultimate insurance loss reserves could result in material charges against our earnings.

We use a combination of insured and self-insurance programs to cover workers' compensation, general liability, automobile liability, property damage, and other insurable risks. We are responsible for claims both within and in excess of our retained limits under our insurance policies, and while we endeavor to purchase insurance coverage that is appropriate to our assessment of risk, we are unable to predict with certainty the frequency, nature, or magnitude of claims for direct or consequential damages. If our insurance coverage proves to be inadequate or unavailable, our business may be negatively impacted.

The determination of required insurance reserves is dependent upon actuarial judgments. We use the results of actuarial studies to estimate insurance rates and insurance reserves for future periods and to adjust reserves, if appropriate, for prior years. Actual experience related to our insurance reserves can cause us to change our estimates for reserves and any such changes may materially impact results, causing significant volatility in our operating results.

Should we be unable to renew our excess, umbrella, or other commercial insurance policies, it could have a material adverse impact on our business, as would the incurrence of catastrophic uninsured claims or the inability or refusal of our insurance carriers to pay otherwise insured claims. Further, to the extent that we self-insure our losses, deterioration in our loss control and/or our continuing claim management efforts could increase the overall cost of claims within our retained limits. A material change in our insurance costs due to changes in the frequency of claims, the severity of the claims, the costs of excess/umbrella premiums, or regulatory changes could have a material adverse effect on our financial position, results of operations, or cash flows.

In 2015, we formed a wholly owned captive insurance company, IFM Assurance Company ("IFM"), which we believe has provided us with increased flexibility in the end-to-end management of our insurance program. There can be no assurance that IFM will continue to bring about the intended benefits or the desired flexibility in the management of our insurance programs, because we may experience unanticipated events that could reduce or eliminate expected benefits.

Our risk management and safety programs may not have the intended effect of reducing our liability for personal injury or property loss.

We attempt to mitigate risks relating to personal injury or property loss through the implementation of company-wide safety and loss control efforts designed to decrease the frequency of accidents or events that might increase our liability. However, incidents involving personal injury or property loss may be caused by multiple potential factors, a significant number of which are beyond our control. Therefore, there can be no assurance that our risk management and safety programs will have the desired effect of controlling costs and liability exposure.

Risks Relating to Labor, Legal Proceedings, Tax, and Regulatory Matters

Unfavorable developments in our class and representative actions and other lawsuits alleging various claims could cause us to incur substantial liabilities.

Our business involves employing tens of thousands of employees, many of whom work at our clients' facilities. We incur risks relating to our employment of these workers, including, but not limited to: claims by our employees of discrimination, harassment, violations of wage and hour requirements, or violations of other federal, state, or local laws; claims of misconduct or negligence on the part of our employees; and claims related to the employment of unlicensed personnel. We also incur risks and claims related to the imposition on our employees of policies or practices of our clients that may be different from our own. Some or all of these claims may lead to litigation, including class action litigation, and these matters may cause us to incur negative publicity with respect to alleged claims. Additionally, there are risks to all employers in some states, such as California, resulting from large collective, class, Private Attorneys General Act actions, as well as from new and unanticipated judicial interpretations of existing laws and the application of those new interpretations against employers on a retroactive basis, which could involve substantial claims and significant defense costs. It is not possible to predict the outcome of these lawsuits or any other proceeding, and our insurance may not cover all claims that may be asserted against us. These lawsuits and other proceedings may consume substantial amounts of our financial and managerial resources. An unfavorable outcome with respect to these lawsuits and any future lawsuits may, individually or in the aggregate, cause us to incur substantial liabilities that could have a material adverse effect upon our business, reputation, financial condition, results of operations, or cash flows.

We are subject to extensive legal and regulatory requirements, which could limit our profitability by increasing the costs of legal and regulatory compliance.

Our business is subject to a complicated set of federal, state, and local laws and regulations as well as stakeholder views addressing, among other things, wage and hour standards, employment and labor relations, various corporate responsibility-related practices, leave of absence, cybersecurity, data privacy and protection, occupational health and safety, environmental matters, anti-competition, anti-corruption, and government contracting. Many of these laws and regulations may have differing or conflicting legal standards or legal interpretations across jurisdictions, increasing the complexity and cost of compliance. When federal, state, local, or foreign minimum wage rates increase, we may have to increase the wages of both minimum wage employees and employees whose wages are above the minimum wage. We may also face increased operating costs resulting from changes in federal, state, or local laws and regulations relating to employment matters, including those relating to meal and rest breaks, eligibility for overtime, pay transparency and reporting, sick pay, and predictive scheduling requirements. In addition, we expect there will likely be increasing and evolving levels of regulation, disclosure-related and otherwise, with respect to Corporate Responsibility (including environmental) matters, and increased regulation will likely lead to increased compliance costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Increased costs of legal and regulatory compliance with this constantly evolving legal and regulatory environment could reduce our profitability and adversely affect our financial condition.

A significant number of our employees are covered by collective bargaining agreements that could expose us to potential liabilities in relation to our participation in multiemployer pension plans, requirements to make contributions to other benefit plans, and the potential for strikes, work slowdowns, or similar activities, and union organizing drives.

We participate in various multiemployer pension plans that provide defined pension benefits to employees covered by collective bargaining agreements. Because of the nature of multiemployer pension plans, there are risks to us associated with participation in these plans that differ from single-employer plans. Assets contributed by an employer to a multiemployer pension plan are not segregated into a separate account and are not restricted to provide benefits only to employees of that contributing employer. In the event another participating employer in a multiemployer pension plan no longer contributes to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers, including us. In the event of the termination of a multiemployer pension plan or a complete or partial withdrawal from a multiemployer pension plan, under applicable law we could incur material withdrawal liabilities. We further discuss our participation in multiemployer pension and postretirement plans in Note 13, "Employee Benefit Plans," in the Notes to consolidated financial statements. In addition, the terms of collective bargaining agreements require us to contribute to various fringe benefit plans, including health and welfare, pension, and training plans, all of which require us to have appropriate systems in place to assure timely and accurate payment of contributions. The failure to make timely and accurate contributions as a result of a systems failure could have a negative impact on our financial position.

At October 31, 2025, approximately 45% of our employees were subject to various local collective bargaining agreements, some of which will expire or become subject to renegotiation during 2026. In addition, at any given time we may face union organizing activity. When one or more of our major collective bargaining agreements becomes subject to renegotiation or when we face union organizing drives, any disagreement between us and the union on important issues may lead to a strike, work slowdown, or other job actions at one or more of our locations. In a market where we are unionized but competitors are not unionized, we could lose clients to such competitors. A strike, work slowdown, or other job action could disrupt our services, resulting in reduced revenues or contract cancellations. Moreover, negotiating a first time collective bargaining agreement or renegotiating an existing agreement could result in increases in labor and benefits expenses that we may be unable to pass through to clients.

Our business may be materially affected by changes to fiscal and tax policies. Negative or unexpected tax consequences could adversely affect our results of operations.

We are subject to a variety of taxes and tax collection and remittance obligations in the United States and foreign jurisdictions, primarily the UK and Ireland. We compute our income tax provision based on enacted tax rates in the jurisdictions in which we operate. As tax rates vary among taxing jurisdictions, a change in earnings attributable to the various jurisdictions in which we operate could result in an unfavorable change in our overall tax provision. Additionally, at any point in time, we may be under examination from taxing jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from these audits to determine the adequacy of our income tax related provision. We may recognize additional tax expense, be subject to additional tax liabilities, or incur losses and penalties due to adverse outcomes in tax audits or changes in laws, regulations, treaties, administrative practices, principles, assessments by authorities, and interpretations related to tax laws, including tax rules in various jurisdictions, which could have an adverse effect on our operating results and financial condition.

Risks Relating to Financial Matters

Future increases in the level of our borrowings and interest rates could affect our results of operations.

Any future interest rate increases would have corresponding impact to our costs of borrowing and may have an adverse impact on our ability to raise funds through the offering of our securities or through the issuance of debt due to higher debt capital costs, diminished credit availability, and less favorable equity markets. Any significant federal fund rate increases may have a material adverse effect on our business, results of operations, and financial condition, and may cause our customers to implement cost saving strategies that could reduce the demand of our services. In addition, increases in and/or elevated levels of our borrowings could adversely affect our results of operations and financial condition.

Our future ability to make payments on our debt, fund our other liquidity needs, and make planned capital expenditures will depend on our ability to generate cash. Our ability to generate cash, to a certain extent, is subject to general economic, financial, competitive, and other factors that are beyond our control. We cannot guarantee that our business will generate sufficient cash flow from our operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, fund other liquidity needs, make planned capital expenditures, or continue our dividend.

The degree to which we are leveraged could have important consequences for shareholders. For example, being highly leveraged could: require us to dedicate a substantial portion of our cash flows from operations to the payment of debt service, reducing the availability of our cash flow to fund working capital, share repurchases, capital expenditures, acquisitions, and other general corporate purposes; limit our availability to obtain additional financing in the future to enable us to react to changes in our business; and place us at a competitive disadvantage compared to businesses in our industry that have less debt.

Further, our credit facility contains both financial covenants and other covenants that limit our ability to engage in specific transactions. Any failure to comply with covenants in the credit facility could result in an event of default that, if not cured or waived, would have a material adverse effect on us.

Impairment of goodwill and long-lived assets could have a material adverse effect on our financial condition and results of operations.

We evaluate goodwill for impairment annually, in the fourth quarter, or more often if impairment indicators exist. We also review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the fair value of one of our reporting units is less than its carrying value, or if as a result of a recoverability test we conclude that the projected undiscounted cash flows are less than the carrying amount, we would record an impairment charge related to goodwill or long-lived assets, respectively. The assumptions used to determine impairment require significant judgment, and the amount of the impairment could have a material adverse effect on our reported financial results for the period in which the charge is taken.

If we fail to maintain proper and effective internal control over financial reporting in the future, our ability to produce accurate and timely financial statements could be negatively impacted, which could harm our operating results and investor perceptions of our Company and as a result may have a material adverse effect on the value of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules, our management is required to report on, and our independent registered public accounting firm is required to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and, in some instances, remediation. We have acquired entities that had no publicly traded debt or equity and therefore were not previously required to conform to the rules and regulations of the SEC, especially related to their internal control structure. When we acquire such entities, they may not have in place all the necessary controls as required by the Public Company Accounting Oversight Board. Integrating acquired entities into our internal control over financial reporting has required and will continue to require significant time and resources from our management and other personnel, which increases our compliance costs. We are required to include our assessment of the effectiveness of the internal controls over financial reporting of entities we acquire in our overall assessment, so we must plan to complete the evaluation and integration of internal controls over financial reporting and report our assessment within the required time frame.

In addition, with the increasing frequency of cyber-related frauds perpetrated to obtain inappropriate payments, we need to ensure our internal controls related to authorizing the transfer of funds and changing our vendor master files are adequate. Furthermore, the introduction of new, and changes to existing, ERP and financial reporting information systems create implementation and change management risks that require effective internal controls to mitigate. Failure to maintain an effective internal control environment could have a material adverse effect on our ability to accurately report our financial results, the market's perception of our business, and our stock price.

General Risk Factors

Our business may be negatively impacted by adverse weather conditions.

Weather conditions such as snow storms, heavy flooding, hurricanes, and fluctuations in temperatures can negatively impact portions of our business. Within our Technical Solutions segment, cooler than normal temperatures in the summer could reduce the need for servicing of air conditioning units, resulting in reduced revenues and profitability. Within Parking and Aviation services and portions of our Technical Solutions business, adverse weather conditions can lead to reduced activity, as well as increases in certain costs, both of which negatively affect gross profit. On the other hand, the absence of snow during the winter could cause us to experience reduced revenues in our B&I segment, as many of our contracts specify additional payments for snow-related services.

Catastrophic events, disasters, pandemics, and terrorist attacks could disrupt our services.

We may encounter disruptions involving power, communications, transportation or other utilities, or essential services depended upon by us or by third parties with whom we conduct business. This could include disruptions due to disasters, pandemics, weather-related or similar events (such as fires, hurricanes, blizzards, earthquakes, and floods), political instability, labor strikes, or war (including acts of terrorism or hostilities) that could impact our markets. If a disruption occurs in one location and persons in that location are unable to communicate with or travel to or work from other locations, our ability to service and interact with our clients and others may suffer, and we may not be able to successfully implement contingency plans that depend on communications or travel. These events may increase the volatility of financial results due to unforeseen costs with partial or no corresponding compensation from clients. There also can be no assurance that the disaster recovery and crisis management procedures we employ will suffice in any particular situation to avoid a significant loss. In addition, to the extent centralized administrative locations are disabled for a long period of time, key business processes, such as accounts payable, information technology, payroll, and general management operations, could be interrupted.

Actions of activist investors could disrupt our business.

Public companies have been the target of activist investors. In the event that a third party, such as an activist investor, proposes to change our governance policies, board of directors, or other aspects of our operations or strategy, our review and consideration of such proposals may create a significant distraction for our management and employees. This could negatively impact our ability to execute various strategic initiatives and may require management to expend significant time and resources responding to such proposals. Such proposals may also create uncertainties with respect to our financial position and operations and may adversely affect our ability to attract and retain key employees.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

Item 1C. Cybersecurity

Risk Management and Strategy

ABM recognizes the importance of cybersecurity risk management, which is integrated within our overall enterprise risk management framework and is aligned with standard industry information security frameworks. Specifically, cybersecurity is one of the key risk topics covered within ABM's enterprise risk framework through the Company's regular identification, assessment, and reporting processes. Our internal information security program is managed by a dedicated team of cybersecurity professionals led by our Chief Information Security Officer, who reports to our Chief Information Officer.

We have implemented cross-functional cybersecurity processes, technologies, and controls to assess, identify, and mitigate cybersecurity-related risks, and to detect and prevent cybersecurity incidents. In evaluating cybersecurity incidents, management considers the potential impact on our results of operations, control framework, and financial condition, as well as the potential impact, on our business strategy or reputation.

We adhere to a risk-based, multilayered "defense in depth" strategy that incorporates multiple layers of security controls, including, but not limited to, security monitoring, endpoint protection, and identity and access management. Our processes are designed to oversee and identify material risks from cybersecurity threats associated with third-party technologies and systems, including those that leverage artificial intelligence. Where appropriate, these processes include pre-procurement assessments of contractual terms addressing cybersecurity and data protection, as well as reviews based on assessed vendor risk.

We regularly test and assess our systems and controls to evaluate the maturity and effectiveness of our information security program. We also regularly engage and retain expert independent external assessors and consultants to help continuously improve our security, posture, align with industry best practices, and evaluate external threats.

We provide regular, mandatory training for our employees regarding cybersecurity threats to raise awareness of how employees can help prevent and report potential cybersecurity incidents. We reinforce this training with periodic cybersecurity awareness reminders and phishing simulations.

Although the Company dedicates significant resources to protecting against cybersecurity risks, the Company has experienced, and expects to continue to be subject to, cybersecurity threats. To date, the Company is not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. However, the Company continues to face cybersecurity risks such as those described in "Item 1A. Risk Factors" of this Annual Report on Form 10-K, and there can be no assurance that cybersecurity threats or incidents will not have a material adverse effect in the future. While we maintain cybersecurity risk insurance, such insurance may not be sufficient to cover all losses from cybersecurity incidents.

Governance

ABM's management is responsible for the day-to-day administration of our cybersecurity policies, processes, practices, and risk management. Within management, the Company's Chief Information Security Officer has specific responsibility for cybersecurity risk management and reports to our Chief Information Officer. Our Chief Information Security Officer meets regularly with our executive management team to review our cybersecurity programs, objectives, trends, and threats. Our Chief Information Officer has over 20 years of experience as a technology leader, with responsibilities for developing and executing technology strategies across diverse industries, including technology, commercial real estate, manufacturing, healthcare, and aviation. Our Chief Information Security Officer also has over 20 years of significant leadership experience in audit, risk, compliance, and security across complex global organizations and formerly served as Chief Information Security Officer at two Fortune 500 organizations.

Our Board of Directors oversees the Company's risk management and strategy related to its cybersecurity and artificial intelligence ("AI") programs, policies, and practices, including (i) the Company's processes for assessing, identifying, managing, and mitigating material risks from cybersecurity and AI-related threats and emerging developments; (ii) whether any risks from cybersecurity threats or AI technologies have materially affected or are reasonably likely to materially affect the Company; (iii) the expertise of members of management with respect to assessing and managing risks from cybersecurity threats and AI technologies; and (iv) the Company's disclosure controls and procedures with respect to material cybersecurity or AI-related risks and incidents. The Board of Directors is assisted by its Stakeholder and Enterprise Risk Committee, which oversees the Company's enterprise risk management program and the identification, evaluation, and mitigation of stakeholder risks, including those relating to cybersecurity.

In addition, ABM maintains a monitoring system and escalation process to inform senior management and the Board of Directors of any potentially material cybersecurity issues. Specifically, our cybersecurity operations team monitors and reviews cybersecurity developments and threats, conducts initial assessments of these threats, and escalates any matter requiring senior management's attention to our Chief Information Officer. We have also developed cyber incident response plans and related playbooks to guide the handling of information security incidents, outlining a coordinated approach to investigate, contain, and mitigate incidents. These response plans establish clear communication protocols for notifying senior management and other key stakeholders based on defined severity thresholds. Under these plans, any significant incident is escalated to a multifunctional materiality committee comprised of management representatives for information technology, legal, compliance, operations, finance, and accounting.

ABM's Chief Information Officer and Chief Information Security Officer regularly provide reports and updates to other members of senior management, our Board of Directors, and our Board's Stakeholder and Enterprise Risk Committee. In connection with these updates, our Board of Directors reviews the Company's cybersecurity programs and oversees the Company's efforts to continually enhance the Company's cybersecurity posture and to mitigate related risks. The reports from ABM's Chief Information Officer and Chief Information Security Officer also include updates on emerging trends and progress on overall enterprise cybersecurity priorities.

ITEM 2. PROPERTIES.

Our principal executive office is located at One Liberty Plaza, 7th Floor, New York, New York 10006.

Principal Properties as of October 31, 2025

Location	Character of Office	Approximate Square Feet	Lease Expiration Date, Unless Owned	Segment
Sugar Land, Texas	Enterprise Services	62,500	3/31/2028	All
Cumming, Georgia	Operations Support	57,637	1/31/2034	Technical Solutions
New York, New York	Corporate Headquarters	44,000	1/3/2032	Corporate and B&I
Tustin, California	Operations Support	40,000	7/31/2029	B&I and Technical Solutions
Atlanta, Georgia	Operations Support	37,000	10/31/2027	All
Chicago, Illinois	Operations Support	28,109	7/31/2034	B&I, EDU, and Corporate
Dallas, Texas	Warehouse and Operations Support	27,500	9/30/2028	Technical Solutions, B&I, Aviation, Corporate, and M&D
Los Angeles, California	Operations Support	25,722	11/30/2032	B&I
San Francisco, California	Operations Support	21,324	6/30/2029	B&I and Corporate

In addition to the above properties, we have other offices, warehouses, and parking facilities in various locations, primarily in the United States. See Note 5, "Leases," in the Notes to consolidated financial statements for additional information regarding leases. We believe that these properties are well-maintained, in good operating condition, and suitable for the purposes for which they are used.

ITEM 3. LEGAL PROCEEDINGS.

Information with respect to legal matters is set forth in Note 14, "Commitments and Contingencies," in the Notes to consolidated financial statements (included in Part II., Item 8 of this Form 10-K) and is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information, Dividends, and Stockholders

Our common stock is listed on the New York Stock Exchange (NYSE: ABM). We have paid cash dividends every quarter since 1965. Future dividends will be determined based on our earnings, capital requirements, financial condition, and other factors considered relevant by our Board of Directors.

At December 18, 2025, there were 2,666 registered holders of our common stock.

Common Stock Repurchases

Effective September 3, 2025, our Board of Directors expanded our existing share repurchase program by an additional $150.0 million. Share repurchases may take place on the open market or otherwise, and all or part of the repurchases may be made pursuant to Rule 10b5-1 plans or in privately negotiated transactions. The timing of repurchases is at our discretion and will depend upon several factors, including market and business conditions, future cash flows, share price, share availability, and other factors. Repurchased shares are retired and returned to an authorized but unissued status. At October 31, 2025, authorization for $183.1 million of repurchases remained under the Share Repurchase Program.

Issuer Purchases of Equity Securities

(in millions, except per share amounts)	Total Number of Shares Purchased	Average Price Paid per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan
Period				
8/1/2025 – 8/31/2025	0.49	$ 46.83	0.49	$ 83.1
9/1/2025 – 9/30/2025	—	$ —	—	$ 233.1
10/1/2025 – 10/31/2025	1.10	$ 45.41	1.10	$ 183.1
Total	1.59	$ 45.84	1.59	

[1] Average price paid per share does not include any excise tax for share repurchases as part of the Inflation Reduction Act of 2022.

Performance Graph

The following graph compares the five-year cumulative total return for our common stock against the Standard & Poor's 500 Index ("S&P 500") and the Standard & Poor's SmallCap 600 Index ("S&P 600"). As our competitors are principally privately held, we do not believe it is feasible to construct a peer group comparison on an industry or line-of-business basis.



COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN

Company / Index		INDEXED RETURNS Years Ended October 31,					
		2020	2021	2022	2023	2024	202
ABM Industries Incorporated	$	100.0 $	128.9 $	132.8 $	119.8 $	164.7 $	
S&P 500 Index		100.0	142.9	122.0	134.4	185.5	
S&P SmallCap 600 Index		100.0	158.9	140.2	129.4	168.3	

This performance graph shall not be deemed to be "soliciting material" or "filed" with the SEC, or subject to Regulation 14A or 14C, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. The comparisons in the performance graph are based on historical data and are not indicative of, or intended to forecast, the possible future performance of our common stock.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following MD&A is intended to facilitate an understanding of the results of operations and financial condition of ABM. This MD&A is provided as a supplement to, and should be read in conjunction with, our Financial Statements. This MD&A contains both historical and forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. We make forward-looking statements related to future expectations, estimates, and projections that are uncertain and often contain words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "likely," "may," "outlook," "plan," "predict," "should," "target," or other similar words or phrases. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and assumptions that are difficult to predict. Factors that might cause such differences include, but are not limited to, those discussed in Part 1. of this Form 10-K under Item 1A., "Risk Factors," which are incorporated herein by reference. Our future results and financial condition may be materially different from those we currently anticipate. Throughout the MD&A, amounts and percentages may not recalculate due to rounding. Unless otherwise indicated, all information in the MD&A and references to years are based on our fiscal year, which ends on October 31.

Business Overview

ABM is a leading provider of integrated facility solutions, customized by industry, with a mission to **make a difference, every person, every day**. Our principal operations are in the United States, and in 2025 our U.S. operations generated approximately 92% of our revenues.

Strategic Growth

We remain focused on long-term, profitable growth by delivering valued service offerings to both new and existing clients within our industry groups and across our many service lines. Our revenue growth strategy is predicated on pursuing new sales and targeting a favorable retention rate among existing contracts. Cross-selling and up-selling projects and services is also an integral part of our strategy. We believe our strategic growth initiatives, coupled with our continued focus on marketing, capital, and sales resources, will increase profitability.

ELEVATE Transformation

Through our **ELEVATE** strategy, as described in Item 1., "Business," we continue to focus our efforts on:

- the client experience, by serving as a trusted advisor who can provide innovative multiservice solutions and consistent service delivery;

- the team member experience, by investing in workforce management, training, developing the next generation of ABM leaders, and building on our inclusive culture; and

- our use of technology and data to power client and employee experiences with cutting-edge data and analytics, processes, and tools that we expect to fundamentally change how we operate our business.

We believe that our technology and data investments will enable: the development and deployment of client-facing technology to improve service delivery to our clients; the use of advanced data analytics for sales targeting, employee retention, and recruiting; and the upgrade of our Enterprise Resource Planning and payroll systems.

Developments and Trends

Restructuring Program

In the fourth quarter of 2025, we launched a restructuring program to further streamline our operations and improve the efficiency of our support functions. This initiative is intended to enhance overall organizational effectiveness and ensure alignment between our cost structure and strategic growth objectives. Once fully implemented in 2026, this program is expected to deliver approximately $35.0 million of annualized cost savings. During the fourth quarter of 2025, we recorded $13.4 million in restructuring charges related to these actions and expect to record additional $2.0 - $3.0 million in 2026.

We will continue to review our overhead and cost structure for efficiency opportunities under this program.

Key Financial Highlights

- Revenues increased by $386.5 million, or 4.6%, to $8,745.9 million during 2025, as compared to 2024. Revenue growth was comprised of organic growth of 3.8% and acquisition growth of 0.8%. The organic revenue growth was due to the net new business and expansion of business with existing customers within Aviation, B&I, M&D, and Education and higher microgrid projects within Technical Solutions. The increase in revenues was partially offset by strategic pricing decisions, including for contract rebids within B&I. Acquisition growth of $68.4 million was driven by revenue from the Quality Uptime and LMC acquisitions.

- Operating profit increased by $99.7 million to $311.7 million during 2025, as compared to 2024. The increase in operating profit was attributable to:

    - respective revenue increases for all industry groups,

    - operational efficiencies within Aviation and Education, and

    - service mix within Technical Solutions.

    The increase was partially offset by:

    - strategic pricing decisions for contract rebids and proactive extensions, combined with managing the timing of contract escalations to maintain and expand certain customer accounts within B&I, and

    - strategic pricing on select new wins within M&D.

- Our effective tax rate on income was 26.2% for 2025, as compared to 39.1% during 2024. Our effective tax rate for 2024 was negatively impacted by a $95.7 million non-taxable change to increase the fair value of the contingent consideration related to the RavenVolt Acquisition.

- Net cash provided by operating activities was $234.4 million during 2025. Our net cash provided by operating cash activities was higher than prior year, primarily due to the timing of certain working capital requirements.

- Dividends of $65.6 million were paid to shareholders, and dividends totaling $1.06 per common share were declared during 2025. Additionally, we repurchased 2.6 million shares for $121.3 million, excluding excise taxes, during 2025.

- At October 31, 2025, total outstanding borrowings under our Amended Credit Facility were $1,569.0 million, and we had up to $577.5 million of borrowing capacity.

Results of Operations

Consolidated

($ in millions)		Years Ended October 31, 2025		2024		2023		2025 vs. 2024 Increase/(Decrease)	
Revenues	$	8,745.9	$	8,359.4	$	8,096.4	$	386.5	4.6%
Operating expenses		7,670.8		7,325.9		7,037.6		344.9	4.7%
Gross margin		*12.3 %*		*12.4 %*		*13.1 %*		*(7) bps*	
Selling, general and administrative expenses		697.4		765.3		572.8		(67.9)	(8.9)%
Restructuring and related expenses		13.4		—		—		13.4	NM*
Amortization of intangible assets		52.5		56.1		76.5		(3.6)	(6.4)%
Operating profit		311.7		212.0		409.5		99.7	47.0%
Income from unconsolidated affiliates		4.6		6.5		3.9		(1.9)	(29.3)%
Interest expense		(96.4)		(85.0)		(82.3)		(11.4)	(13.4)%
Income before income taxes		219.9		133.6		331.1		86.3	64.6%
Income tax provision		(57.6)		(52.2)		(79.7)		(5.4)	(10.2)%
Net income		162.4		81.4		251.3		81.0	99.6%
Other comprehensive (loss)/income									
Interest rate swaps		(9.3)		(22.9)		(0.5)		13.6	(59.3)%
Foreign currency translation and other		5.5		6.8		7.3		(1.3)	(19.5)%
Income tax provision		2.4		6.3		0.1		(3.9)	(62.0)%
Comprehensive income	$	161.0	$	71.6	$	258.1	$	89.4	NM*

*Not meaningful

The Year Ended October 31, 2025, Compared with the Year Ended October 31, 2024

Revenues

Revenues increased by $386.5 million, or 4.6%, to $8,745.9 million during 2025, as compared to 2024. Revenue growth was comprised of organic growth of 3.8% and acquisition growth of 0.8%. The organic revenue growth was due to the net new business and expansion of business with existing customers within Aviation, B&I, M&D, and Education and higher microgrid projects within Technical Solutions. The increase in revenues was partially offset by strategic pricing decisions on contract rebids within B&I. Acquisition growth of $68.4 million was driven by revenue from the Quality Uptime and LMC acquisitions.

Operating Expenses

Operating expenses increased by $344.9 million, or 4.7%, to $7,670.8 million during 2025, as compared to 2024. Gross margin decreased by 7 bps to 12.3% in 2025, as compared to 12.4% in 2024. The decrease in gross margin was primarily driven by strategic pricing decisions within M&D and B&I as well as the management of contract escalation timing to maintain and expand certain customer accounts within B&I. This was partially offset by operational efficiencies within Education and service mix within ATS.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $67.9 million, or 8.9%, to $697.4 million during 2025, as compared to 2024. The decrease in selling, general and administrative expenses was primarily attributable to:

- an absence of a $95.7 million adjustment to increase the fair value of the contingent consideration related to the RavenVolt Acquisition in 2024, compared to a $1.6 million adjustment to decrease the fair value in 2025.

This decrease was partially offset by:

- an $18.9 million increase in compensation and related expenses primarily due to headcount expansion from recent acquisitions; and

- a $6.6 million increase in costs associated with systems' go-live.

Amortization of Intangible Assets

Amortization of intangible assets decreased by $3.6 million, or 6.4%, to $52.5 million during 2025, as compared to 2024. This decrease was due to lower amortization of intangibles, primarily intangibles acquired as part of the Able and GCA acquisitions, partially offset by amortization of intangibles from the Quality Uptime and LMC acquisitions.

Interest Expense

Interest expense increased by $11.4 million, or 13.4%, to $96.4 million during 2025, as compared to 2024. This increase was primarily driven by higher borrowings from our Amended Credit Facility to fund working capital requirements due to the transition to the Company's new ERP system for our B&I and M&D segments that temporarily delayed invoicing to certain clients within these industry groups in the first half of 2025, and payment of the $75.0 million contingent consideration liability related to the RavenVolt Acquisition.

Income Taxes

During 2025 and 2024, we had effective tax rates of 26.2% and 39.1%, respectively, resulting in an income tax provision of $57.6 million and $52.2 million, respectively. Our effective tax rate for 2025 was benefited by a $3.1 million return to provision adjustment related to our non-U.S. operations. Our effective tax rate for 2024 was negatively impacted by a $95.7 million non-taxable change to increase the fair value of the contingent consideration related to the RavenVolt Acquisition, partially offset by a $7.3 million tax benefit for return to provision adjustments related to our non-U.S. operations, and a $5.5 million benefit related to energy efficiency incentives.

Interest Rate Swaps

We had a loss of $9.3 million and $22.9 million on interest rate swaps during the years ended October 31, 2025 and October 31, 2024, respectively, primarily due to underlying changes in the fair value of our interest rate swaps. Our interest rate swaps will mature in 2026.

Foreign Currency Translation and Other

We had a foreign currency translation gain of $5.5 million and $6.8 million during the years ended October 31, 2025 and October 31, 2024, respectively. This change was due to fluctuations in the exchange rate between the U.S. Dollar ("USD"), the British pound sterling ("GBP"), and the euro ("EUR"). Future gains and losses on foreign currency translation will be dependent upon changes in the relative value of foreign currencies to the USD and the extent of our foreign assets and liabilities.

The Year Ended October 31, 2024, Compared with the Year Ended October 31, 2023

For a comparison of our Results of Operations for the year ended October 31, 2024, to the year ended October 31, 2023, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K for the fiscal year ended October 31, 2024, filed with the SEC on December 19, 2024.

Segment Information

Our current reportable segments consist of B&I, M&D, Aviation, Education, and Technical Solutions.

Financial Information for Each Reportable Segment

($ in millions)	Year Ended October 31,						2025 vs. 2024	
	2025		2024		2023		Increase/(Decrease)	
Revenues								
Business & Industry	$	4,126.0	$	4,059.1	$	4,089.4	$ 66.9	1.6%
Manufacturing & Distribution		1,618.6		1,554.3		1,526.7	64.3	4.1%
Aviation		1,118.7		1,032.6		925.7	86.1	8.3%
Education		922.0		904.0		880.4	18.0	2.0%
Technical Solutions		960.6		809.3		674.2	151.3	18.7%
	$	8,745.9	$	8,359.4	$	8,096.4	$ 386.5	4.6%
Operating profit (loss)								
Business & Industry	$	316.9	$	307.0	$	315.6	$ 9.9	3.2%
Operating profit margin		*7.7%*		*7.6%*		*7.7%*	*12 bps*	
Manufacturing & Distribution		151.4		166.3		161.7	(14.9)	(8.9)%
Operating profit margin		*9.4%*		*10.7%*		*10.6%*	*(134) bps*	
Aviation		65.2		59.1		60.0	6.1	10.3%
Operating profit margin		*5.8 %*		*5.7 %*		*6.5%*	*10 bps*	
Education		67.7		55.3		49.7	12.4	22.2%
Operating profit margin		*7.3 %*		*6.1 %*		*5.6%*	*122 bps*	
Technical Solutions		86.5		69.4		53.2	17.1	24.6%
Operating profit margin		*9.0%*		*8.6%*		*7.9%*	*42 bps*	
Corporate		(370.5)		(433.1)		(226.6)	(62.6)	14.5%
Adjustment for income from unconsolidated affiliates, included in Aviation and Technical Solutions		(4.6)		(6.5)		(3.9)	1.9	29.3%
Adjustment for tax deductions for energy efficient government buildings, included in Technical Solutions		(0.8)		(5.5)		(0.3)	4.7	84.9%
	$	311.7	$	212.0	$	409.5	$ 99.7	47.0%

*Not meaningful

The Year Ended October 31, 2025, Compared with the Year Ended October 31, 2024

Business & Industry

($ in millions)	Year Ended October 31, 2025		Year Ended October 31, 2024		Increase		
Revenues	$	4,126.0	$	4,059.1	$	66.9	1.6%
Operating profit		316.9		307.0		9.9	3.2%
Operating profit margin		*7.7%*		*7.6%*		*12 bps*	

B&I revenues increased by $66.9 million, or 1.6%, to $4,126.0 million during 2025, as compared to 2024. The revenue increase was primarily driven by client expansions both domestic and international, partially offset by strategic pricing decisions on contract rebids and attrition of certain engineering clients. Management reimbursement revenues for this segment totaled $291.4 million and $281.4 million during 2025 and 2024, respectively.

Operating profit increased by $9.9 million, or 3.2%, to $316.9 million during 2025, as compared to 2024. Operating profit margin increased by 12 bps to 7.7% in 2025 from 7.6% in 2024. The increase in operating profit margin was primarily driven by geographic mix and operational efficiencies achieved through our Restructuring Program. The increase was partially offset by strategic pricing decisions on contract rebids and proactive extensions, combined with managing contract escalation timing to maintain and expand certain customer accounts.

Manufacturing & Distribution

($ in millions)	Year Ended October 31, 2025		Year Ended October 31, 2024		Increase/(Decrease)		
Revenues	$	1,618.6	$	1,554.3	$	64.3	4.1%
Operating profit		151.4		166.3		(14.9)	(8.9)%
Operating profit margin		*9.4 %*		*10.7%*		*(134) bps*	

M&D revenues increased by $64.3 million, or 4.1%, to $1,618.6 million during 2025, as compared to 2024. The increase was primarily attributable to the expansion of business with existing clients and new business wins, including strategic pricing decisions for select new wins. This was partially offset by the loss of a certain customer in the first quarter of 2025.

Operating profit decreased by $14.9 million, or 8.9%, to $151.4 million during 2025, as compared to 2024. Operating profit margin decreased by 134 bps to 9.4% in 2025 from 10.7% in 2024. The decrease in operating profit margin was primarily attributable to strategic pricing for select new wins and additional investments made in the second half of 2025 to hire certain technical expertise to support future growth.

Aviation

($ in millions)	Year Ended October 31, 2025		Year Ended October 31, 2024		Increase		
Revenues	$	1,118.7	$	1,032.6	$	86.1	8.3%
Operating profit		65.2		59.1		6.1	10.3%
Operating profit margin		*5.8%*		*5.7 %*		*10 bps*	

Aviation revenues increased by $86.1 million, or 8.3% to $1,118.7 million, during 2025, as compared to 2024. The increase was primarily attributable to new business and scope expansions with the existing clients as well as an increase in travel volume. Management reimbursement revenues for this segment totaled $50.2 million and $36.3 million during 2025 and 2024, respectively.

Operating profit increased by $6.1 million, or 10.3%, to $65.2 million during 2025, as compared to 2024. Operating profit margin increased by 10 bps to 5.8% in 2025, from 5.7% in 2024. The increase in operating profit margin was primarily attributable to operational efficiencies, particularly in managing overhead costs.

Education

	Year Ended October 31,					
($ in millions)	**2025**		**2024**		**Increase**	
Revenues	$	922.0	$	904.0	$ 18.0	2.0%
Operating profit		67.7		55.3	12.4	22.2%
Operating profit margin		*7.3%*		*6.1 %*	*122 bps*	

Education revenues increased by $18.0 million, or 2.0%, to $922.0 million during 2025, as compared to 2024. The increase was primarily attributable to net new business wins.

Operating profit increased by $12.4 million, or 22.2% to $67.7 million during 2025, as compared to 2024. Operating profit margin increased by 122 bps to 7.3% in 2025 from 6.1% in 2024. The operating profit margin was primarily attributable to operational efficiencies, particularly in managing overtime, materials and supplies, and general and administrative headcount.

Technical Solutions

	Year Ended October 31,					
($ in millions)	**2025**		**2024**		**Increase**	
Revenues	$	960.6	$	809.3	$ 151.3	18.7%
Operating profit		86.5		69.4	17.1	24.6%
Operating profit margin		*9.0%*		*8.6%*	*42 bps*	

Technical Solutions revenues increased by $151.3 million, or 18.7%, to $960.6 million during 2025, as compared to 2024. Revenue growth was comprised of organic growth of 10.2% and acquisition growth of 8.5%. The organic revenue increase was primarily driven by higher project revenues due to higher microgrid systems projects, partially offset by a decrease in electric vehicle charging station revenues. Acquisition growth was driven by $68.4 million of revenue from the Quality Uptime and LMC acquisitions.

Operating profit increased by $17.1 million, or 24.6%, to $86.5 million during 2025, as compared to 2024. Operating profit margin increased by 42 bps to 9.0% in 2025 from 8.6% in 2024. The increase in operating profit margin was primarily attributable to the service mix, partially offset by higher amortization of intangible assets from recent acquisitions.

Corporate

	Year Ended October 31,					
($ in millions)	**2025**		**2024**		**Decrease**	
Corporate expenses	$	(370.5)	$	(433.1)	$ (62.6)	14.5%

Corporate expenses decreased by $62.6 million, or 14.5%, to $370.5 million during 2025, as compared to 2024. The decrease in corporate expenses was primarily related to:

- an absence of a $95.7 million adjustment to increase fair value of the contingent consideration related to the RavenVolt Acquisition in 2024, compared to a $1.6 million adjustment to decrease the fair value in 2025.

This decrease was partially offset by:

- a $7.5 million increase in compensation and related expenses primarily due to higher salaries and certain incentive plans;

- a $6.3 million increase in acquisition and integration costs; and

- a $5.2 million increase in costs associated with systems' go-live.

The Year Ended October 31, 2024, Compared with the Year Ended October 31, 2023

      For a comparison of our Segment Information for the year ended October 31, 2024, to the year ended October 31, 2023, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K for the fiscal year ended October 31, 2024, filed with the SEC on December 19, 2024.

Liquidity and Capital Resources

Our primary sources of liquidity are operating cash flows and borrowing capacity under our credit facility. We assess our liquidity in terms of our ability to generate cash to fund our short- and long-term cash requirements. As such, we project our anticipated cash requirements as well as cash flows generated from operating activities to meet those needs.

In addition to normal working capital requirements, we anticipate that our short- and long-term cash requirements will include funding insurance claims, dividend payments, capital expenditures, share repurchases, mandatory loan repayments, contingent consideration payments from acquisitions, and systems and technology transformation initiatives under our **ELEVATE** strategy. We anticipate long-term cash uses may also include strategic acquisitions. On a long-term basis, we will continue to rely on our credit facility for any long-term funding not provided by operating cash flows.

We believe that our operating cash flows and borrowing capacity under our credit facility are sufficient to fund our cash requirements for at least a 12-month period from the issuance of these financial statements. In the event that our plans change or our cash requirements are greater than we anticipate, we may need to access the capital markets to finance future cash requirements. However, there can be no assurance that such financing will be available to us should we need it or, if available, that the terms will be satisfactory to us and not dilutive to existing shareholders.

Credit Facility

On September 1, 2017, we refinanced and replaced our then-existing $800.0 million credit facility with a new senior, secured five-year syndicated credit facility (the "Credit Facility"), consisting of a $900.0 million revolving line of credit and an $800.0 million amortizing term loan. In accordance with the terms of the Credit Facility, the revolving line of credit was reduced to $800.0 million on September 1, 2018.

On February 26, 2025, we amended and restated the Credit Facility (the "Amended Credit Facility"), extending the maturity date to February 26, 2030, and increasing the capacity of the revolving credit facility from $1.3 billion to $1.6 billion and the then-remaining term loan outstanding from $528.1 million to $600.0 million. The Amended Credit Facility provides for the issuance of up to $250.0 million for standby letters of credit and the issuance of up to $100.0 million in swingline advances. The obligations under the Amended Credit Facility are guaranteed by the material, domestic wholly owned subsidiaries of ABM and are secured by a pledge of substantially all of the existing and future property and assets of ABM and the guarantors, including a pledge of the capital stock of the wholly owned domestic subsidiaries held by ABM and the guarantors and 65% of the capital stock of the first-tier foreign subsidiaries held by ABM and the guarantors, in each case subject to exceptions. Additionally, we may repay amounts borrowed under the Amended Credit Facility at any time without penalty.

The Amended Credit Facility contains certain covenants, including a maximum total net leverage ratio of 5.00 to 1.00, a maximum secured net leverage ratio of 4.00 to 1.00, and a minimum interest coverage ratio of 1.50 to 1.00, as well as other financial and non-financial covenants. In the event of a material acquisition, as defined in the Amended Credit Facility, we may elect to increase the maximum total net leverage ratio to 5.50 to 1.00 for a total of four fiscal quarters and increase the maximum secured net leverage ratio to 4.50 to 1.00 for a total of four fiscal quarters. Our borrowing capacity is subject to, and limited by, compliance with the covenants described above. At October 31, 2025, we were in compliance with these covenants and expect to be in compliance in the foreseeable future.

During 2025, we made $23.1 million of principal payments under the term loan. At October 31, 2025, the total outstanding borrowings and standby letters of credit were $1,569.0 million and $23.5 million, respectively. At October 31, 2025, we had up to $577.5 million of borrowing capacity.

Reinvestment of Foreign Earnings

We plan to reinvest our foreign earnings to fund future non-U.S. growth and expansion, and we do not anticipate remitting such earnings to the United States. While U.S. federal tax expense had been recognized as a result of the Tax Cuts and Jobs Act of 2017, no deferred tax liabilities with respect to federal and state income taxes or foreign withholding taxes have been recognized. We believe that our cash on hand in the United States, along with our Amended Credit Facility and future domestic cash flows, are sufficient to satisfy our domestic liquidity requirements.

Share Repurchases

Effective September 3, 2025, our Board of Directors expanded our existing share repurchase program by an additional $150.0 million of our common stock. We repurchased shares under the share repurchase program during the year ended October 31, 2025, as summarized below. At October 31, 2025, authorization for $183.1 million of repurchases remained under the Share Repurchase Program.

		Years Ended October 31,		
(in millions, except per share amounts)		2025		2024
Total number of shares purchased			2.56	
Average price paid per share[1]	$		47.35	$
Total cash paid for share repurchases[1]	$		121.3	$

[1] Average price paid per share and total cash paid for share repurchases do not include any excise tax for share repurchases as part of the Inflation Reduction Act of 2022.

Effect of Inflation

The rates of inflation experienced in recent years have not had a material impact on our Financial Statements. We attempt to recover increased costs by increasing prices for our services to the extent permitted by contracts and competition.

Regulatory Environment

Our operations are subject to various federal, state, and/or local laws, rules, and regulations regulating among other things, labor, wages, and health and safety matters, as well as laws and regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment. Historically, the cost of complying with these laws, rules, and regulations has not had a material adverse effect on our financial position, results of operations, or cash flows.

Cash Flows

In addition to revenues and operating profit, our management views operating cash flows as a good indicator of financial performance, because strong operating cash flows provide opportunities for growth both organically and through acquisitions. Operating cash flows primarily depend on: revenue levels; profitability levels of our jobs; the quality and timing of collections of accounts receivable; the timing of payments to suppliers and other vendors; the timing and amount of income tax payments; the actual payments of contingent consideration made in excess of the acquisition-date fair value; and the timing and amount of payments on insurance claims and legal settlements.

	Year Ended October 31,		
(in millions)	2025	2024	2023
Net cash provided by operating activities	234.4	226.7	243.3
Net cash used in investing activities	(115.6)	(171.9)	(62.1)
Net cash used in financing activities	(80.2)	(61.5)	(186.3)

Operating Activities

Net cash provided by operating activities increased by $7.7 million during 2025, as compared to 2024. The increase was primarily driven by the timing of working capital requirements. The increase was partially offset by the $75.0 million payment for contingent consideration related to the RavenVolt Acquisition, of which $16.0 million was classified as an operating cash outflow.

Net cash provided by operating activities decreased by $16.6 million during 2024, as compared to 2023. The decrease was primarily driven by the timing of working capital requirements. The decrease was partially offset by the absence of a $66.0 million payment of deferred payroll taxes done in 2023.

Investing Activities

Net cash used in investing activities decreased by $56.3 million during 2025, as compared to 2024. The decrease was primarily related to lower cash outflows for acquisitions in 2025.

Net cash used in investing activities increased by $109.8 million during 2024, as compared to 2023. The change was primarily related to the Quality Uptime Acquisition, completed in 2024.

Financing Activities

Net cash used in financing activities was $80.2 million in 2025, as compared to $61.5 million in 2024. The increase in net cash used was primarily related to higher share buyback repurchases and a $75.0 million payment for contingent consideration related to the RavenVolt Acquisition, of which $59.0 million was classified as a financing cash outflow. This was partially offset by higher net borrowings from our Amended Credit Facility.

Net cash used in financing activities was $61.5 million in 2024, as compared to $186.3 million in 2023. The decrease in net cash used was primarily related to lower share buyback repurchases in 2024 and an increase in our book cash overdrafts.

Dividends

On December 17, 2025, we announced a quarterly cash dividend of $0.29 per share on our common stock, payable on February 2, 2026, to shareholders of record on January 14, 2026. We declared a quarterly cash dividend on our common stock every quarter during 2025, 2024, and 2023. We paid total annual dividends of $65.6 million, $56.5 million, and $57.5 million during 2025, 2024, and 2023, respectively.

Material Cash Requirements from Contractual and Other Obligations

As of October 31, 2025, our material cash requirements for our known contractual and other obligations were as follows:

- *Debt Obligations and Interest Payments* – Outstanding payments on our Amended Credit Facility were $1,569.0 million, with $30.0 million payable within 12 months. We have future interest payments based on our hedged borrowings under our Amended Credit Facility of $10.0 million, which is payable within 12 months. The interest payments on our remaining borrowings under the Amended Credit Facility will be determined based upon the average outstanding balance of our borrowings and the prevailing interest rate during that time. See Note 12, "Credit Facility," in the Financial Statements for further detail of our debt and the timing of expected future principal and interest payments.

- *Operating and Finance Leases* – We enter into various noncancelable lease agreements for office space, parking facilities, warehouses, vehicles, and equipment used in the normal course of business. Operating and finance lease obligations were $148.4 million, with $38.1 million payable within 12 months. See Note 5, "Leases," in the Financial Statements for further detail of our obligations and the timing of expected future payments.

- *Service Concession Arrangements* – As defined under ASU No. 2017-10, *Service Concession Arrangements (Topic 853)*: *Determining the Customer of the Operation Services*, our leased location parking arrangements are represented as service concession arrangements. We had contractual payments for these arrangements of $50.9 million, with $17.9 million payable within 12 months.

- *Information Technology Service Agreements* – Information technology service agreements represent outsourced services and licensing costs pursuant to our information technology agreements. We had contractual payments for these agreements of $147.7 million, with $68.9 million payable within 12 months.

- *Benefit Obligations* – Expected future payments relating to our defined benefit, postretirement, and deferred compensation plans were $38.8 million, with $3.5 million payable in 12 months. These amounts are based on expected future service and were calculated using the same assumptions used to measure our benefit obligation at October 31, 2025.

- *Contingent Consideration Payable in Connection with Our Acquisition of RavenVolt and LMC* – At October 31, 2025, contingent consideration related to the RavenVolt Acquisition of up to $205.0 million in cash may be paid in calendar year 2026 if the RavenVolt business achieves certain financial targets in calendar year 2025 or cumulative targets for calendar years 2023-2025, as defined in the merger agreement. We expect the RavenVolt business to achieve the financial target that would require a $32.5 million payment for calendar year 2025, and as such, we currently expect to make this payment in May 2026. At October 31, 2025, contingent consideration related to the LMC Acquisition of up to $5.8 million in cash may be paid in calendar year 2027 upon the retention of the top two customers.

In addition, our material cash requirements for other obligations, for which we cannot reasonably estimate future payments, include the following:

- *Multiemployer Benefit Plans* – In addition to our company sponsored benefit plans, we participate in certain multiemployer pension and other postretirement plans. The cost of these plans is equal to the annual required contributions determined in accordance with the provisions of negotiated collective bargaining arrangements. During 2025, 2024, and 2023, contributions made to these plans were $588.0 million, $565.9 million, and $574.6 million, respectively; however, our future contributions to the multiemployer plans are dependent upon a number of factors, including the funded status of the plans, the ability of other participating companies to meet ongoing funding obligations, and the level of our ongoing participation in these plans. Amounts of future contributions that we would be contractually obligated to make pursuant to these plans cannot be reasonably estimated. See Note 13, "Employee Benefit Plans," in the Financial Statements for more information.

- *Self-Insurance Obligations* – We may make payments for exposures for which we are self-insured, including workers' compensation, general liability, automobile liability, property damage, and other insurable risks. At October 31, 2025, our self-insurance reserves, net of recoverables, were $558.6 million. As these obligations do not have scheduled maturities, we are unable to make a reliable estimate of the amount or timing of cash that may be required to settle these matters. See Note 11, "Insurance," in the Financial Statements for further detail.

- *Unrecognized Tax Benefits* – At October 31, 2025, our total liability for unrecognized tax benefits was $8.0 million. The resolution or settlement of these tax positions with the taxing authorities is subject to significant uncertainty, and therefore we are unable to make a reliable estimate of the amount or timing of cash that may be required to settle these matters. In addition, certain of these matters may not require cash settlements due to the utilization of credits and net operating loss carryforwards as well as other offsets, including the indirect benefit from other taxing jurisdictions that may be available.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements other than unrecorded standby letters of credit and surety bonds. We use letters of credit and surety bonds in the ordinary course of business to ensure the performance of contractual obligations and to collateralize self-insurance obligations in the event we are unable to meet our claim payment obligations. As we already have reserves on our books for the claims costs, these do not represent additional liabilities. The surety bonds typically remain in force for one to five years and may include optional renewal periods. As of October 31, 2025, these letters of credit totaled $23.5 million, and surety bonds and surety-backed letters of credit totaled $1,026.6 million, respectively. Neither of these arrangements has a material current effect, or is reasonably likely to have a material future effect, on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with United States generally accepted accounting principles ("U.S. GAAP") requires our management to make certain estimates that affect the reported amounts. We base our estimates on historical experience, known or expected trends, independent valuations, and various other assumptions that we believe to be reasonable under the circumstances. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. There have been no significant changes to our critical accounting policies and estimates for the year ended October 31, 2025. We believe the following critical accounting policies govern the more significant judgments and estimates used in the preparation of our Financial Statements.

Description	Judgments and Uncertainties	Effect if Actual Results Differ from Assumptions
Valuation of Long-Lived Assets We evaluate our fixed assets and amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. These events and circumstances include, but are not limited to: higher than expected attrition for customer relationships; a current expectation that a long-lived asset will be disposed of significantly before the end of its previously estimated useful life, such as when we classify a business as held for sale; a significant adverse change in the extent or manner in which we use a long-lived asset; or a change in the physical condition of a long-lived asset. Undiscounted cash flow analyses are used to determine if impairment exists; if impairment is determined to exist, the loss is calculated based on estimated fair value. Goodwill is not amortized but rather tested at least annually for impairment or more often if events or changes in circumstances indicate it is more likely than not that the carrying amount of the asset may not be recoverable. Goodwill is tested for impairment at the reporting unit level, which represents an operating segment or a component of an operating segment. Goodwill is tested for impairment by either performing a qualitative evaluation or a quantitative test. The qualitative evaluation is an assessment of factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. We may elect not to perform the qualitative assessment for some or all of our reporting units and instead perform a quantitative impairment test.	Our impairment evaluations require us to apply judgment in determining whether a triggering event has occurred, including the evaluation of whether it is more likely than not that a long-lived asset will be disposed of significantly before the end of its previously estimated useful life. Incorrect estimation of useful lives may result in inaccurate depreciation and amortization charges over future periods leading to future impairment. Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows. We estimate the fair value of each reporting unit using a combination of the income approach and the market approach. The income approach incorporates the use of a discounted cash flow method in which the estimated future cash flows and terminal value are calculated for each reporting unit and then discounted to present value using an appropriate discount rate. The valuation of our reporting units requires significant judgment in evaluation of recent indicators of market activity and estimated future cash flows, discount rates, and other factors. Our impairment analyses contain inherent uncertainties due to uncontrollable events that could positively or negatively impact anticipated future economic and operating conditions. In making these estimates, the weighted-average cost of capital is utilized to calculate the present value of future cash flows and terminal value. Many variables go into estimating future cash flows, including estimates of our future revenue growth and operating results. When estimating our projected revenue growth and future operating results, we consider industry trends, economic data, and our competitive advantage. The market approach estimates fair value of a reporting unit by using market comparables for reasonably similar public companies.	During the last three years, we have not made any changes in the accou methodology used to evaluate the impairment of long-lived assets or to estimate the useful lives of our long-lived assets. Additionally, we have m made any changes in the accounting methodology used to evaluate imp of goodwill during the last three years. At October 31, 2025, we had $2.6 billion of goodwill. Our goodwill is inclu the following segments: $1.1 billion — B&I $502.2 million — M&D $459.3 million — Education $69.6 million — Aviation $461.4 million — Technical Solutions A goodwill impairment analysis was performed for each of our reporting on August 1, 2025. Based on these studies, the implied fair value of eac reporting units was substantially in excess of its carrying value. Therefor concluded there were no indicators of impairment. A 10% decrease in th estimated fair value of any of our reporting units would not have resulted different conclusion.

Description	Judgments and Uncertainties	Effect if Actual Results Differ from Assumptions
Insurance Reserves		
We use a combination of insured and self-insurance programs to cover workers' compensation, general liability, automobile liability, property damage, and other insurable risks.	Our self-insurance liabilities contain uncertainties due to assumptions required and judgment used.	We have not made any changes in the accounting methodology used to establish our self-insurance liabilities during the past three years.
Insurance claim liabilities represent our estimate of retained risks without regard to insurance coverage. We retain a substantial portion of the risk related to certain workers' compensation and medical claims. Liabilities associated with these losses include estimates of both claims filed and incurred but not reported ("IBNR") Claims.	Costs to settle our obligations, including legal and healthcare costs, could fluctuate and cause estimates of our self-insurance liabilities to change.

Incident rates, including frequency and severity, could fluctuate and cause the estimates in our self-insurance liabilities to change. | After analyzing recent loss development patterns, comparing the loss development patterns against benchmarks, and applying actuarial projection methods to estimate the ultimate losses, we increased our total reserves related to prior years for known claims as well as our estimate of the loss amounts associated with IBNR Claims during 2025 by $23.3 million. In 2024, we increased our total reserves related to prior years claims by $20.3 million. |
| With the assistance of third-party actuaries, we periodically review our estimate of ultimate losses for IBNR Claims and adjust our required self-insurance reserves as appropriate. As part of this evaluation, we review the status of existing and new claim reserves as established by our third-party claims administrators. | These estimates are subject to: changes in the regulatory environment; fluctuations in projected exposures, including payroll, revenues, and the number of vehicle units; and the frequency, lag, and severity of claims.
The full extent of certain claims, especially workers' compensation and general liability claims, may not be fully determined for several years. | It is possible that actual results could differ from recorded self-insurance liabilities. Our insurance claims liabilities as of October 31, 2025, amounted to $660.1 million. A 10% change in our projected ultimate losses would have affected net income by approximately $40.4 million for 2025. |
The third-party claims administrators establish the case reserves based upon known factors related to the type and severity of the claims, demographic data, legislative matters, and case law, as appropriate.	In addition, if the reserves related to self-insurance or high deductible programs from acquired businesses are not adequate to cover damages resulting from future accidents or other incidents, we may be exposed to substantial losses arising from future claim developments.	
We compare actual trends to expected trends and monitor claims development.		
The specific case reserves estimated by the third-party administrators are provided to an actuary who assists us in projecting an actuarial estimate of the overall ultimate losses for our self-insured or high deductible programs. The projection includes the case reserves plus an actuarial estimate of reserves required for additional developments, including IBNR Claims.		
We utilize the results of actuarial studies to estimate our insurance rates and insurance reserves for future periods and to adjust reserves, if appropriate, for prior years.		

Accounting Pronouncements

Accounting Standard Updates	Topic	Summary	Effective Date/ Method of Adoption
2023-09	Income Taxes (Topic 740): Improvements to Income Tax Disclosures	This ASU, issued in December 2023, is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this ASU address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. We are currently evaluating the impact of implementing this guidance on our financial statements.	This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted.
2024-03	Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses	This ASU, issued in November 2024, is intended to improve financial reporting by requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements at interim and annual reporting periods. We are currently evaluating the impact of implementing this guidance on our financial statements.	This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted.
2025-06	Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software	This ASU, issued in September 2025, removes all references to prescriptive and sequential software development stages (referred to as "project stages") throughout Subtopic 350-40 and requires the capitalization of software costs to begin when 1) management has authorized and committed to funding the software project and 2) it is probable that the project will be completed and the software will be used to perform the function intended.	This ASU is effective for fiscal years beginning after December 15, 2027, and for interim periods within those annual reporting periods, with early adoption permitted.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We have market risk exposure related to interest rates and foreign currency exchange rates. Market risk is measured as the potential negative impact on earnings, cash flows, or fair values resulting from a hypothetical change in interest rates or foreign currency exchange rates.

Interest Rate Risk

We are primarily exposed to interest rate risk through our variable rate borrowings under our Amended Credit Facility, as further described in Note 12, "Credit Facility," in the Financial Statements. Under the Amended Credit Facility, the term loan and U.S.-dollar-denominated borrowings under the revolving line of credit ("Revolver") bear interest at a rate equal to one-month of Secured Overnight Financing Rate ("SOFR") plus a spread. Euro and sterling-denominated borrowings under the revolver bear at rate equal to the Euro Interbank Offered Rate ("EURIBOR") and Sterling Overnight Index Average ("SONIA") reference rates, respectively, plus a spread. At October 31, 2025, we had total outstanding borrowings of $1,569.0 million. To limit exposure to upward movements in interest rates associated with our floating-rate, SOFR-based borrowings, we entered into interest rate swap agreements to fix the interest rates on a portion of our outstanding borrowings. At October 31, 2025, we had interest rate swaps with an underlying notional amount of $620.0 million and fixed interest rates ranging from 1.72% to 3.81%. Based on our average borrowings, interest rates, and interest rate swaps in effect at October 31, 2025 and 2024, a 100 basis point increase in SOFR, EURIBOR, and SONIA would decrease our future earnings and cash flows by $7.5 million and $5.6 million, respectively. As actual interest rate movements over time are uncertain, our interest rate swaps pose potential interest rate risks if interest rates decrease. As of October 31, 2025, the fair values of our interest rate swap agreements were an asset of $4.3 million and a liability of $0.1 million.

Foreign Currency Exchange Rate Risk

We are primarily exposed to the impact of foreign exchange rate risk through our UK and Ireland operations where the functional currency is the British pound sterling ("GBP") and Euro ("EUR"), respectively. As we intend to remain permanently invested in these foreign operations, we do not utilize hedging instruments to mitigate foreign currency exchange risks. If we change our intent with respect to such international investment, we would expect to implement strategies designed to manage those risks in an effort to mitigate the effect of foreign currency fluctuations on our earnings and cash flows.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
ABM Industries Incorporated:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ABM Industries Incorporated and subsidiaries (the Company) as of October 31, 2025 and 2024, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended October 31, 2025, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of October 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 19, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of self-insurance liabilities

As discussed in Notes 2 and 11 to the consolidated financial statements, the Company uses a combination of insured and self-insurance programs to cover insurable risks. The balance of casualty program insurance reserves as of October 31,

2025, amounted to $649.5 million, a portion of which related to workers' compensation and general liability self-insurance liabilities. The Company engages actuaries to estimate its self-insurance liabilities at least annually.

We identified the evaluation of certain workers' compensation and general liability self-insurance liabilities as a critical audit matter because it involves a high degree of judgment and actuarial expertise to assess: (1) the application of actuarial models used and (2) estimated incurred but not reported claims based on application of loss development factors to historical claims experience.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's self-insurance liability process, including controls related to (1) evaluation of claims information sent to the actuary, (2) estimation of incurred but not reported claims based on the application of loss development factors to historical claims experience, and (3) evaluation of the actuarial report and the external actuarial specialist's qualifications and competency. We evaluated the Company's historical ability to estimate self-insurance liabilities by comparing the prior year recorded amounts to the subsequent claim development. We tested a sample of the claims data utilized by the Company's actuaries by comparing it to underlying claims details; and involved an actuarial professional with specialized skills and knowledge who assisted in the:

- assessment of the application of the actuarial models used by the Company for consistency with generally accepted actuarial standards and
- development of an actuarial estimate of self-insurance liabilities based on the Company's underlying historical paid and incurred loss data for comparison with the liabilities recorded by the Company.

/s/ KPMG LLP

We have served as the Company's auditor since 1980.

New York, New York
December 19, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
ABM Industries Incorporated:

Opinion on Internal Control Over Financial Reporting

We have audited ABM Industries Incorporated and subsidiaries' (the Company) internal control over financial reporting as of October 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of October 31, 2025 and 2024, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended October 31, 2025, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated December 19, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
New York, New York
December 19, 2025

ABM INDUSTRIES INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share amounts)	October 31, 2025		October 31, 2024	
ASSETS				
Current assets				
Cash and cash equivalents	$	104.1	$	64.6
Trade accounts receivable, net of allowances of $25.5 and $22.8 at October 31, 2025 and 2024, respectively		1,471.1		1,384.1
Costs incurred in excess of amounts billed		193.7		162.1
Prepaid expenses		91.2		103.2
Other current assets		78.6		74.8
Total current assets		1,938.7		1,788.7
Other investments		48.6		30.8
Property, plant and equipment, net of accumulated depreciation of $379.8 and $351.3 at October 31, 2025 and 2024, respectively		177.2		150.7
Right-of-use assets		95.1		101.2
Other intangible assets, net of accumulated amortization of $532.2 and $479.3 at October 31, 2025 and 2024, respectively		243.2		282.4
Goodwill		2,591.1		2,575.9
Other noncurrent assets		175.5		167.5
Total assets	$	5,269.5	$	5,097.2
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Current portion of debt, net	$	29.4	$	31.6
Trade accounts payable		401.2		324.3
Accrued compensation		195.0		295.6
Accrued taxes—other than income		48.1		56.2
Deferred revenue		74.7		63.7
Insurance claims		200.8		197.5
Income taxes payable		4.0		4.8
Current portion of lease liabilities		28.2		26.6
Other accrued liabilities		324.1		348.2
Total current liabilities		1,305.7		1,348.4
Long-term debt, net		1,537.1		1,302.2
Long-term lease liabilities		83.7		92.0
Deferred income tax liability, net		39.9		60.2
Noncurrent insurance claims		459.3		421.8
Other noncurrent liabilities		54.3		86.8
Noncurrent income taxes payable		3.9		3.8
Total liabilities		3,483.8		3,315.2
Commitments and contingencies				
Stockholders' Equity				
Preferred stock, $0.01 par value; 500,000 shares authorized; none issued		—		—
Common stock, $0.01 par value; 100,000,000 shares authorized; 60,176,611 and 62,196,665 shares issued and outstanding at October 31, 2025 and 2024, respectively		0.6		0.6
Additional paid-in capital		437.4		527.4
Accumulated other comprehensive loss, net of taxes		(20.5)		(19.1)
Retained earnings		1,368.1		1,272.9
Total stockholders' equity		1,785.6		1,781.9
Total liabilities and stockholders' equity	$	5,269.5	$	5,097.2

See accompanying Notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Years Ended October 31,				
(in millions, except per share amounts)		**2025**		**2024**		**2023**
Revenues	$	8,745.9	$	8,359.4	$	8,096.4
Operating expenses		7,670.8		7,325.9		7,037.6
Selling, general and administrative expenses		697.4		765.3		572.8
Restructuring and related expenses		13.4		—		—
Amortization of intangible assets		52.5		56.1		76.5
Operating profit		311.7		212.0		409.5
Income from unconsolidated affiliates		4.6		6.5		3.9
Interest expense		(96.4)		(85.0)		(82.3)
Income before income taxes		219.9		133.6		331.1
Income tax provision		(57.6)		(52.2)		(79.7)
Net income		162.4		81.4		251.3
Other comprehensive (loss)/income						
Interest rate swaps		(9.3)		(22.9)		(0.5)
Foreign currency translation and other		5.5		6.8		7.3
Income tax provision		2.4		6.3		0.1
Comprehensive income	$	161.0	$	71.6	$	258.1
Net income per common share						
Basic	$	2.61	$	1.29	$	3.81
Diluted		2.59		1.28		3.79
Weighted-average common and common equivalent shares outstanding						
Basic		62.3		63.2		66.0
Diluted		62.7		63.6		66.3

See accompanying Notes to consolidated financial statements.

ABM INDUSTRIES INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

							Years Ended October 31,

	2025		2024		2023	
(in millions, except per share amounts)	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock						
Balance, beginning of year	62.2	$ 0.6	62.8	$ 0.6	65.5	$ 0.7
Stock issued under employee stock purchase and share-based compensation plans	0.5	—	0.5	—	0.6	—
Repurchase of common stock, including excise taxes	(2.6)	—	(1.2)	—	(3.3)	(0.1)
Balance, end of year	60.2	0.6	62.2	0.6	62.8	0.6
Additional Paid-in Capital						
Balance, beginning of year		527.4		558.9		675.5
Taxes withheld under employee stock purchase and share-based compensation plans, net		(5.8)		(5.5)		(9.0)
Share-based compensation expense		38.0		30.0		30.5
Repurchase of common stock, including excise taxes		(122.2)		(56.1)		(138.1)
Balance, end of year		437.4		527.4		558.9
Accumulated Other Comprehensive Loss, Net of Taxes						
Balance, beginning of year		(19.1)		(9.2)		(16.2)
Other comprehensive (loss)/income		(1.4)		(9.8)		6.9
Balance, end of year		(20.5)		(19.1)		(9.2)
Retained Earnings						
Balance, beginning of year		1,272.9		1,249.6		1,057.2
Net income		162.4		81.4		251.3
Dividends						
Common stock ($1.06, $0.90, and $0.88 per share)		(65.6)		(56.5)		(57.5)
Stock issued under share-based compensation plans		(1.6)		(1.5)		(1.5)
Balance, end of year		1,368.1		1,272.9		1,249.6
Total Stockholders' Equity		$ 1,785.6		$ 1,781.9		$ 1,799.9

See accompanying Notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)		Years Ended October 31,				
		2025		2024		2023
Cash flows from operating activities						
Net income	$	162.4	$	81.4	$	251.3
Adjustments to reconcile net income to net cash provided by operating activities						
Depreciation and amortization		105.6		106.6		120.7
Deferred income taxes		(21.9)		(24.7)		(4.9)
Share-based compensation expense		38.0		30.0		30.5
Provision for bad debt		6.7		8.8		3.0
Discount accretion on insurance claims		0.7		0.6		0.4
Impairment of assets		4.0		—		—
Loss on sale of assets		(0.2)		(0.6)		(0.1)
Income from unconsolidated affiliates		(4.6)		(6.5)		(3.9)
Distributions from unconsolidated affiliates		5.5		4.6		1.9
Change in fair value of contingent consideration		(1.6)		95.7		(45.6)
Changes in operating assets and liabilities, net of effects of acquisitions						
Trade accounts receivable and costs incurred in excess of amounts billed		(109.8)		(32.6)		(152.7)
Prepaid expenses and other current assets		23.8		(40.4)		(7.4)
Right-of-use assets		5.7		12.7		1.8
Other noncurrent assets		(17.4)		(34.0)		33.8
Trade accounts payable and other accrued liabilities		53.1		(10.9)		(3.8)
Long-term lease liabilities		(8.3)		(7.3)		(5.7)
Insurance claims		40.0		54.3		5.0
Income taxes payable		(9.2)		(6.8)		15.1
Other noncurrent liabilities		(38.1)		(4.2)		3.8
Total adjustments		72.0		145.3		(8.0)
Net cash provided by operating activities		234.4		226.7		243.3
Cash flows from investing activities						
Additions to property, plant and equipment		(79.3)		(59.4)		(52.6)
Proceeds from sale of assets		0.4		1.8		2.9
Purchase of businesses, net of cash acquired, and equity securities		(36.7)		(114.3)		(12.4)
Net cash used in investing activities		(115.6)		(171.9)		(62.1)
Cash flows from financing activities						
Taxes withheld from issuance of share-based compensation awards, net		(7.4)		(7.0)		(10.5)
Repurchases of common stock, including excise taxes		(122.2)		(56.1)		(138.1)
Dividends paid		(65.6)		(56.5)		(57.5)
Deferred financing costs paid		(8.0)		—		—
Borrowings from debt		1,846.8		1,334.0		1,178.5
Repayment of borrowings from debt		(1,613.0)		(1,312.5)		(1,136.0)
Changes in book cash overdrafts		(47.2)		40.7		(20.3)
Financing of energy savings performance contracts		—		—		0.5
Repayment of finance lease obligations		(4.5)		(4.2)		(3.0)
Cash paid to settle the contingent consideration liability		(59.0)		—		—
Net cash used in financing activities		(80.2)		(61.5)		(186.3)
Effect of exchange rate changes on cash and cash equivalents		0.9		1.8		1.6
Net increase (decrease) in cash and cash equivalents		39.5		(4.9)		(3.5)
Cash and cash equivalents at beginning of year		64.6		69.5		73.0
Cash and cash equivalents at end of year	$	104.1	$	64.6	$	69.5

CONSOLIDATED STATEMENTS OF CASH FLOWS

(continued)

	Years Ended October 31,		
(in millions)	2025	2024	2023
Supplemental cash flow information			
Income tax payments, net	$ 88.2	$ 83.2	$ 69.1
Interest paid on credit facility	99.8	98.5	89.4

See accompanying Notes to consolidated financial statements.

1. THE COMPANY AND NATURE OF OPERATIONS

ABM is a leading provider of integrated facility services with a mission to **make a difference, every person, every day**. We are organized into four industry groups and one Technical Solutions segment:

    

Through these groups, we offer janitorial, facilities engineering, parking, and specialized mechanical and electrical technical solutions, on a standalone basis or in combination with other services.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and with the rules and regulations of the SEC, specifically Regulation S-X and the instructions to Form 10-K. Unless otherwise indicated, all references to years are to our fiscal year, which ends on October 31.

The Financial Statements include the accounts of ABM and all of our consolidated subsidiaries. We account for ABM's investments in unconsolidated affiliates under the equity method of accounting. We include the results of acquired businesses in the Consolidated Statements of Comprehensive Income from their respective acquisition dates. All intercompany accounts and transactions have been eliminated in consolidation.

The preparation of consolidated financial statements in accordance with U.S. GAAP requires our management to make certain estimates that affect reported amounts. We base our estimates on historical experience, known or expected trends, independent valuations, and various other assumptions that we believe to be reasonable under the circumstances. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

We round amounts in the Financial Statements to millions and calculate all percentages and per-share data from the underlying whole-dollar amounts. Thus, certain amounts may not foot, crossfoot, or recalculate based on reported numbers due to rounding.

Cash and Cash Equivalents

We consider all highly liquid securities with an original maturity of three months or less to be cash and cash equivalents. As part of our cash management system, we use "zero balance" accounts to fund our disbursements. Under this system, at the end of each day the bank balance is zero, while the book balance is usually a negative amount due to reconciling items, such as outstanding checks. We report the changes in these book cash overdrafts as cash flows from financing activities.

Trade Accounts Receivable and Costs Incurred in Excess of Amounts Billed

Trade accounts receivable arise from services provided to our clients and are usually due and payable on varying terms from receipt of the invoice to net 60 days, with the exception of certain Technical Solutions project receivables that may have longer collection periods. These receivables are recorded at the invoiced amount and normally do not bear interest. In addition, our trade accounts receivable include unbilled receivables, such as invoices for services that have been provided but are not yet billed.

Costs incurred in excess of amounts billed arise from Technical Solutions project contracts that typically provide for a schedule of billings or invoices to the client based on our performance to date of specific tasks inherent in the fulfillment of our performance obligation(s). The schedules for such billings usually do not precisely match the schedule on which costs are incurred. As a result, revenues generally differ from amounts that can be billed or invoiced to the client at any point during the contract.

Allowance for Doubtful Accounts

We determine the allowance for doubtful accounts based on historical write-offs, known or expected trends, and the identification of specific balances deemed uncollectible. For the specifically identified balances, we establish the reserve upon the earlier of a client's inability to meet its financial obligations or after a period of 12 months, unless our management believes such amounts will ultimately be collectible.

Sales Allowance

In connection with our service contracts, we periodically issue credit memos to our clients that are recorded as a reduction in revenues and an increase to the allowance for billing adjustments. These credits can result from client vacancy discounts, job cancellations, property damage, and other items. We estimate our potential future losses on these client receivables based on an analysis of the historical rate of sales adjustments (credit memos, net of re-bills) and known or expected trends.

Other Current Assets

At October 31, 2025 and 2024, other current assets primarily consisted of other receivables, short-term insurance recoverables, capitalized commissions and interest rate swaps assets.

Other Investments

At October 31, 2025 and 2024, other investments primarily consisted of preferred equity investments and investments in unconsolidated affiliates and were $48.6 million and $30.8 million, respectively. We did not recognize any impairment charges on these investments in 2025, 2024, or 2023.

Property, Plant and Equipment

We record property, plant and equipment at cost. Repairs and maintenance expenditures are expensed as incurred. In contrast, we capitalize major renewals or replacements that substantially extend the useful life of an asset. We determine depreciation for financial reporting purposes using the straight-line method over the following estimated useful lives:

Category	Years
Computer equipment and software	3–7
Machinery and other equipment	3–5
Transportation equipment	1.5–10
Buildings	10–40
Furniture and fixtures	5

In addition, we depreciate assets under finance leases and leasehold improvements over the shorter of their estimated useful lives or the remaining lease term. Upon retirement or sale of an asset, we remove the cost and accumulated depreciation from our Consolidated Balance Sheets. When applicable, we record corresponding gains or losses within the accompanying Consolidated Statements of Comprehensive Income.

Leases

We account for our leases in accordance with ASU 2016-02, *Leases* (Topic 842). Topic 842 requires lessees to recognize substantially all leases on their balance sheet as a right-of-use ("ROU") asset and a lease liability. We made the accounting policy election to not recognize leases with an initial term of 12 months or less on the balance sheet and will expense payments for such leases on a straight-line basis over the lease term. We also elected to not separate lease components from non-lease components.

We enter into various noncancelable lease agreements for office space, parking facilities, warehouses, vehicles, and equipment used in the normal course of business. We determine if an arrangement is a lease at inception and begin recording lease activity at the commencement date. ROU assets and lease liabilities are recognized based on the present value of lease payments over the lease term with lease expense recognized on a straight-line basis. The present value of future lease payments is determined using our incremental borrowing rate ("IBR") unless the implicit rate in the lease is readily determinable. Our IBR is equal to our rate of interest adjusted for term differences. This IBR is applied to the minimum lease payments within each lease agreement to determine the amounts of our ROU assets and lease liabilities.

Our lease terms range from one to 16 years. Some leases include options to renew or extend. We typically include extension options in a lease term when it is reasonably certain that we will exercise that option and when doing so is at our sole discretion. Certain equipment and vehicle leases may also include options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Typically, if we decide to cancel or terminate a lease before the end of its term, then we would owe the lessor the remaining lease payments under the term of such lease. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. We may rent or sublease certain real estate assets that we no longer use to third parties.

Lease agreements may contain rent escalation clauses, rent holidays, or certain landlord incentives, including tenant improvement allowances. ROU assets include amounts for scheduled rent increases and are reduced by lease incentive amounts.

Certain of our lease agreements include variable rent payments consisting primarily of rental payments adjusted periodically for inflation, maintenance, and utilities. These costs are expensed as incurred. Certain of our parking arrangements also contain variable rent payments that are a percentage of parking services revenue based on contractual levels. We record contingent rent as it becomes probable that specified targets will be met. Variable rent lease components are not included in the lease liability.

Service concession arrangements within the scope of ASU No. 2017-10, *Service Concession Arrangements (Topic 853)*: *Determining the Customer of the Operation Services*, are excluded from the scope of Topic 842. Rent expenses associated with these arrangements are recorded as a reduction of revenues. See Note 4, "Revenues," for further discussion.

Goodwill and Other Intangible Assets

Goodwill represents the excess purchase price of acquired businesses over the fair value of the assets acquired and liabilities assumed. We have elected to make the first day of our fourth quarter, August 1, the annual impairment assessment date for goodwill. However, we could be required to evaluate the recoverability of goodwill more often if impairment indicators exist. Goodwill is tested for impairment at a "reporting unit" level by performing either a qualitative evaluation or a quantitative test. The qualitative evaluation is an assessment of factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We may elect not to perform the qualitative assessment for some or all reporting units and instead perform a quantitative test under which we estimate the fair value using a weighting of fair values derived from an income approach and a market approach. The discounted estimates of future cash flows include significant management assumptions, such as revenue growth rates, operating margins, weighted average cost of capital, and future economic and market conditions.

Other intangible assets primarily consist of acquired customer contracts and relationships that are amortized using the sum-of-the-years'-digits method over their useful lives, consistent with the estimated useful life considerations used in the determination of their fair values. This accelerated method of amortization reflects the pattern in which the economic benefits from the intangible assets of customer contracts and relationships are expected to be realized. We amortize other non-customer acquired intangibles using a straight-line method of amortization. We evaluate other intangible assets, as well as our long-lived assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. When this occurs, a recoverability test is performed that compares the projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying amount. If the projected undiscounted cash flows are less than the carrying amount, then we calculate an impairment loss. The impairment loss calculation compares the fair value, which is based on projected discounted cash flows, to the carrying value.

See Note 10, "Goodwill and Other Intangible Assets," for further information on goodwill, other intangible assets, and impairment charges.

Other Noncurrent Assets

At October 31, 2025 and 2024, other noncurrent assets primarily consisted of long-term insurance recoverables, cloud computing arrangements, capitalized commissions, insurance deposits, deferred financing costs related to the Revolver and prepayments to carriers for future insurance claims.

Fair Value of Financial Instruments

Fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets;

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable; and

Level 3 – Significant inputs to the valuation model are unobservable.

We evaluate assets and liabilities subject to fair value measurements on a recurring and nonrecurring basis to determine the appropriate level at which to classify them for each reporting period. Some nonfinancial assets are measured at fair value on a nonrecurring basis only in certain circumstances, including the event of impairment. See Note 8, "Fair Value of Financial Instruments," for the fair value hierarchy table and for details on how we measure fair value for our assets and liabilities.

Insurance Reserves

We use a combination of insured and self-insurance programs to cover workers' compensation, general liability, automobile liability, property damage, and other insurable risks. Insurance claim liabilities represent our estimate of retained risks without regard to insurance coverage. We retain a substantial portion of the risk related to certain workers' compensation and medical claims. Liabilities associated with these losses include estimates of both filed claims and IBNR Claims.

With the assistance of third-party actuaries, we review our estimate of ultimate losses for actual and IBNR Claims on a quarterly basis and adjust our required self-insurance reserves as appropriate. See Note 11, "Insurance," for further details on the quarterly review procedures. As part of this evaluation, we review the status of existing and new claim reserves as established by third-party claims administrators. The third-party claims administrators establish the case reserves based upon known factors related to the type and severity of the claims, demographic factors, legislative matters, and case law, as appropriate. We compare actual trends to expected trends and monitor claims developments. The specific case reserves estimated by the third-party administrators are provided to an actuary who assists us in projecting an actuarial estimate of the overall ultimate losses for our self-insured or high deductible programs, which includes the case reserves plus an actuarial estimate of reserves required for additional developments, such as IBNR Claims. We utilize the results of actuarial studies to estimate our insurance rates and insurance reserves for future periods and to adjust reserves, if appropriate, for prior years.

In general, our insurance reserves are recorded on an undiscounted basis. We allocate current-year insurance expense to our operating segments based upon their underlying exposures, while actuarial adjustments related to prior year claims are recorded within Corporate expenses. We classify claims as current or long-term based on the expected settlement date. Estimated insurance recoveries related to recorded liabilities are reflected as assets in our Consolidated Balance Sheets when we believe the receipt of such amounts is probable.

Other Accrued Liabilities

At October 31, 2025 and 2024, other accrued liabilities primarily consisted of employee benefits, contract liabilities, ESPC liabilities, the short-term contingent consideration liability, unclaimed property, dividends payable, and legal fees and settlements.

Other Noncurrent Liabilities

At October 31, 2025 and 2024, other noncurrent liabilities primarily consisted of deferred compensation, long-term finance leases, retirement plan liabilities, and the long-term contingent consideration liability.

Contracts with Customers

We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable. Once a contract is identified, we evaluate whether it is a combined or single contract and whether it should be accounted for as more than one performance obligation. Generally, most of our contracts are cancelable by either party without a substantive penalty, and the majority of our contracts have a notification period of 30 to 90 days. If a contract includes a cancellation clause, the remaining contract term is limited to the required termination notice period.

At contract inception, we assess the services promised to our customers and identify a performance obligation for each promise to transfer to the customer a service, or a bundle of services, that is distinct. To identify the performance obligation, we consider all of our services promised in the contract, regardless of whether they are explicitly stated or are implied by customary business practices.

The majority of our contracts contain multiple promises that represent an integrated bundle of services comprised of activities that may vary over time; however, these activities fulfill a single integrated performance obligation since we perform a continuous service that is substantially the same and has the same pattern of transfer to the customer. Our performance obligations are primarily satisfied over time as we provide the related services. We allocate the contract transaction price to this single performance obligation and recognize revenue as the services are performed, as further described in "Contract Types" below.

Certain arrangements involve variable consideration (primarily per transaction fees, reimbursable expenses, and sales-based royalties). We do not estimate the variable consideration for these arrangements; rather, we recognize these variable fees in the period they are earned. Some of our contracts, often related to Airline Services, may also include performance incentives based on variable performance measures that are ascertained exclusively by future performance and therefore cannot be estimated at contract inception and are recognized as revenue once known and mutually agreed upon. We include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current, and forecasted) that is reasonably available to us.

We primarily account for our performance obligations under the series guidance, using the as-invoiced practical expedient when applicable. We apply the as-invoiced practical expedient to record revenue as the services are provided, given the nature of the services provided and the frequency of billing under the customer contracts. Under this practical expedient, we recognize revenue in an amount that corresponds directly with the value to the customer of our performance completed to date and for which we have the right to invoice the customer.

We typically bill customers on a monthly basis and have the right to consideration from customers in an amount that corresponds directly with the performance obligation satisfied to date. The time between completion of the performance obligation and collection of cash is generally 30 to 60 days. Sales-based taxes are excluded from revenue.

Contracts generally can be modified to account for changes in specifications and requirements. We consider contract modifications to exist when the modification either changes the consideration, creates new performance obligations, or changes the existing scope of the contract and related performance obligations. Historically, contract modifications have been for services that are not distinct from the existing contract, since we are providing a bundle of services that are highly interrelated, and are therefore treated as if they were part of that existing contract. Such modifications are generally accounted for retrospectively as part of the existing contract.

Contract Types

We have arrangements under various contract types, as described below.

Monthly Fixed-Price

Monthly fixed-price arrangements are contracts in which the client agrees to pay a fixed fee every month over a specified contract term. We measure progress toward satisfaction of the performance obligation as the services are provided, and revenue is recognized at the agreed-upon contractual amount over time, because the customer simultaneously receives and consumes the benefits of the services as they are performed.

Square-Foot

Square-foot arrangements are contracts in which the client agrees to pay a fixed fee every month based on the actual square footage serviced over a specified contract term. We measure progress toward satisfaction of the performance obligation as the services are provided, and revenue is recognized at the agreed-upon contractual amount over time, because the customer simultaneously receives and consumes the benefits of the services as they are performed.

Cost-Plus

Cost-plus arrangements are contracts in which the clients reimburse us for the agreed-upon amount of wages and benefits, payroll taxes, insurance charges, and other expenses associated with the contracted work, plus a profit margin. We measure progress toward satisfaction of the performance obligation as the services are provided, and revenue is recognized at the agreed-upon contractual amount over time, because the customer simultaneously receives and consumes the benefits of the services as they are performed.

Work Orders

Work orders generally consist of supplemental services requested by clients outside of the standard service specification and include cleanup after tenant moves, construction cleanup, flood cleanup, and snow removal. The nature of these short-term contracts involves performing one-off type services, and revenue is recognized at the agreed-upon contractual amount over time as the services are provided, because the customer simultaneously receives and consumes the benefits of the services as they are performed.

Transaction-Price

Transaction-price contracts are arrangements in which customers are billed a fixed price for each transaction performed on a monthly basis (e.g., wheelchair passengers served, airplane cabins cleaned). We measure progress toward satisfaction of the performance obligation as the services are provided, and revenue is recognized at the agreed-upon contractual amount over time, because the customer simultaneously receives and consumes the benefits of the services as they are performed.

Hourly

Hourly arrangements are contracts in which the client is billed a fixed hourly rate for each labor hour provided. We measure progress toward satisfaction of the performance obligation as the services are provided, and revenue is recognized at the agreed-upon contractual amount over time, because the customer simultaneously receives and consumes the benefits of the services as they are performed.

Management Reimbursement

Under management reimbursement arrangements, we manage a parking facility for a management fee and pass through the revenue and expenses associated with the facility to the owner. We measure progress toward satisfaction of the performance obligation over time as the services are provided. Under these contracts we recognize both revenues and expenses, in equal amounts, that are directly reimbursed from the property owner for operating expenses, as such expenses are incurred. Such revenues do not include gross customer collections at the managed locations, because they belong to the property owners. We have determined we are the principal in these transactions, because the nature of our performance obligation is for us to provide the services on behalf of the customer, and we have control of the promised services before they are transferred to the customer.

Management reimbursement revenue was $342.1 million, $318.2 million, and $302.3 million during 2025, 2024, and 2023, respectively.

Leased Location

Under leased location parking arrangements, we pay a fixed amount of rent, plus a percentage of revenues derived from monthly and transient parkers, to the property owner. We retain all revenues received, and we are responsible for most operating expenses incurred. We measure progress toward satisfaction of the performance obligation as the services are provided, and revenue is recognized over time, because the customer simultaneously receives and consumes the benefits of the services as they are performed.

Rental expense and certain other expenses under contracts that meet the definition of service concession arrangements are recorded as a reduction of revenue.

Allowance

Under allowance parking arrangements, we are paid a fixed amount or hourly rate to provide parking services, and we are responsible for certain operating expenses that are specified in the contract. We measure progress toward satisfaction of the performance obligation as the services are provided, and revenue is recognized at the agreed-upon contractual rate over time, because the customer simultaneously receives and consumes the benefits of the services as they are performed.

Energy Savings Contracts and Fixed-Price Repair and Refurbishment

Under energy savings contracts and fixed-price repair and refurbishment arrangements, we agree to develop, design, engineer, and construct a project. Additionally, as part of bundled energy solutions arrangements, we guarantee the project will satisfy agreed-upon performance standards.

We use the cost-to-cost method, which compares the actual costs incurred to date with the current estimate of total costs to complete, to measure the satisfaction of the performance obligation and recognize revenue as work progresses and we incur costs on our contracts; we believe this method best reflects the transfer of control to the customer. This measurement and comparison process requires updates to the estimate of total costs to complete the contract, and these updates may include subjective assessments and judgments. Equipment purchased for these projects is project-specific and considered a value-added element to our work. Equipment costs are incurred when the title is transferred to us, typically upon delivery to the work site. Revenue for uninstalled equipment is recognized at cost and the associated margin is deferred until installation is substantially complete.

We recognize revenue over time for all of our services as we perform them, because (i) control continuously transfers to the customer as work progresses, or (ii) we have the right to bill the customer as costs are incurred. The customer typically controls the work in process, as evidenced either by contractual termination clauses or by our rights to payment for work performed to date plus a reasonable profit to deliver products or services that do not have an alternative use to us.

Certain project contracts include a schedule of billings or invoices to the customer based on our job-to-date percentage of completion of specific tasks inherent in the fulfillment of our performance obligation(s) or in accordance with a fixed billing schedule. Fixed billing schedules may not precisely match the actual costs incurred. Therefore, revenue recognized may differ from amounts that can be billed or invoiced to the customer at any point during the contract, resulting in balances that are considered revenue recognized in excess of amounts billed or amounts billed in excess of revenue recognized. Advanced payments from our customers generally do not represent a significant financing component as the payments are used to meet working capital demands that can be higher in the early stages of a contract, as well as to protect us from our customer failing to meet its obligations under the contract.

Certain projects include service maintenance agreements under which existing systems are repaired and maintained for a specific period of time. We generally recognize revenue under these arrangements over time. Our service maintenance agreements are generally one-year renewable agreements.

Franchise

We franchise certain engineering services through individual and area franchises under the Linc Service and TEGG brands, which are part of ABM Technical Solutions. Initial franchise fees result from the sale of a franchise license and include the use of the name, trademarks, and proprietary methods. The franchise license is considered symbolic intellectual property, and revenue related to the sale of this right is recognized at the agreed-upon contractual amount over the term of the initial franchise agreement.

Royalty fee revenue consists of sales-based royalties received as part of the consideration for the franchise right, which is calculated as a percentage of the franchisees' revenue. We recognize royalty fee revenue at the agreed-upon contractual rates over time as the customer revenue is generated by the franchisees. A receivable is recognized for an estimate of the unreported royalty fees, which are reported and remitted to us in arrears.

Microgrid Systems and Uninterrupted Power Supply Systems Installation

We provide electrical contracting services for energy related products such as the installation of solar solutions, battery storage, distributed generation, and other specialized electric trades.

We use the cost-to-cost method, which compares the actual costs incurred to date with the current estimate of total costs to complete, to measure the satisfaction of the performance obligation and recognize revenue as work progresses and we incur costs on our contracts; we believe this method best reflects the transfer of control to the customer. This measurement and comparison process requires updates to the estimate of total costs to complete the contract, and these updates may include subjective assessments and judgments.

Certain projects include service maintenance agreements under which existing systems are repaired and maintained for a specific period of time. We generally recognize revenue under these arrangements over time. Our service maintenance agreements are generally one-year renewable agreements.

Costs to Obtain a Contract with a Customer

We capitalize the incremental costs of obtaining a contract with a customer, primarily commissions, as contract assets and recognize the expense on a straight-line basis over a weighted average expected customer relationship period. Capitalized commissions are classified as current or noncurrent based on the timing of when we expect to recognize the expense.

Contract Balances

The timing of revenue recognition, billings, and cash collections results in contract assets and contract liabilities, as further explained below. The timing of revenue recognition may differ from the timing of invoicing to customers. If a contract includes a cancellation clause that allows for the termination of the contract by either party without a substantive penalty, then the contract term is limited to the termination notice period.

Contract assets primarily consist of billed trade receivables, unbilled trade receivables, and costs incurred in excess of amounts billed. Billed and unbilled trade receivables represent amounts from work completed in which we have an unconditional right to bill our customer. Costs incurred in excess of amounts billed typically arise when the revenue recognized on projects exceeds the amount billed to the customer. These amounts are transferred to billed trade receivables when the rights become unconditional. Contract assets also include the capitalization of incremental costs of obtaining a contract with a customer, primarily commissions.

Contract liabilities consist of deferred revenue and advance payments and billings in excess of revenue recognized. We generally classify contract liabilities as current since the related contracts are generally for a period of one year or less. Contract liabilities decrease as we recognize revenue from the satisfaction of the related performance obligation.

Advertising

Advertising costs are expensed as incurred. During 2025, 2024, and 2023, advertising expense was $11.4 million, $10.9 million, and $8.8 million, respectively.

Share-Based Compensation

Our current share-based awards principally consist of restricted stock units ("RSUs") and performance share awards. We recognize compensation costs associated with these awards in selling, general and administrative expenses. For RSUs and performance share awards, the amount of compensation cost is measured based on the grant-date fair value of the equity instruments issued. Since our total shareholder return ("TSR") performance share awards are performance awards with a market condition, the compensation costs associated with these awards are determined using a Monte Carlo simulation valuation model. For RSUs and TSR performance share awards, compensation cost is recognized over the period that an employee provides service in exchange for the award. We recognize compensation cost associated with other performance share awards over the requisite service period based on the probability of achievement of performance criteria.

Taxes Collected from Clients and Remitted to Governmental Agencies

We record taxes on client transactions due to governmental agencies as receivables and liabilities on the Consolidated Balance Sheets.

Net Income Per Common Share

Basic net income per common share is net income divided by the weighted-average number of common shares outstanding during the period. Diluted net income per common share is based on the weighted-average number of common shares outstanding during the period, adjusted to include the potential dilution from the conversion of RSUs, vesting of performance shares, and exercisable stock options.

Contingencies and Litigation

We are a party to a number of lawsuits, claims, and proceedings incident to the operation of our business, including those pertaining to labor and employment, contracts, personal injury, and other matters, some of which allege substantial monetary damages. Some of these actions may be brought as class actions on behalf of a class or purported class of employees. We accrue for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, then the minimum amount of the range is recorded as a liability. We recognize legal costs as an expense in the period incurred.

Income Taxes

We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered. Deferred tax assets are reviewed for recoverability on a quarterly basis. A valuation allowance is recorded to reduce the carrying amount of a deferred tax asset to its realizable value unless it is more likely than not that such asset will be realized. We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense in our Consolidated Statements of Comprehensive Income.

Employee Retention Tax Credit

In 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Security Act (the "CARES Act") to provide certain relief as a result of the COVID-19 Pandemic. The CARES Act provides tax relief, along with other stimulus measures, including a provision for an Employee Retention Credit ("ERC"). ERC is a refundable tax credit for employers who kept employees on their payroll during the COVID-19 Pandemic.

During the years ended October 31, 2025, and October 31, 2023, we received and recorded an employee retention credit totaling $1.2 million and $24.0 million, respectively, within the "Selling, general and administrative expenses" on our Consolidated Statements of Comprehensive Income.

Restructuring and Related Expenses

We may periodically engage in various restructuring activities intended to drive long-term profitable growth and increase operational efficiency, which can include streamlining and realigning our overall organizational structure and reallocating resources. These activities may result in restructuring costs related to employee severance, asset impairment charges, and other related costs. Our methodology to record these costs is described below.

Severance

As we do not have a past history of consistently providing severance benefits, we recognize severance costs for employees who do not have formal employment agreements when management has committed to a restructuring plan and communicated those actions to impacted employees, such that the employee is able to determine the type and amount of benefits that they will receive upon termination. For employees with employment agreements, we accrue for these severance liabilities when it is probable that the impacted employee will be entitled to the benefits and the amount can be reasonably estimated.

Noncancelable Leases

When we exit a leased space or enter into a sublease arrangement, we evaluate the ROU asset for impairment in accordance with ASC 360. The ROU asset is considered impaired if the carrying amount exceeds the estimated future cash flows expected to be generated from the asset, including any sublease income. If impairment is indicated, the ROU asset is written down to its fair value, which is typically determined using a discounted cash flow approach. This model incorporates the present value of expected sublease income, remaining lease payments, and any direct costs associated with exiting or subleasing the space.

Other

For other costs associated with exit and disposal activities, we recognize an expense at fair value in the period in which the liability is incurred.

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. This accounting update improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure, on an annual and interim basis, of significant segment expenses that are regularly provided to the Chief Operating Decision Maker, and an amount for other segment items by reportable segment, with a description of its composition. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We adopted this ASU effective October 31, 2025, on a retrospective basis for all prior periods presented in the financial statements, with no impact on the Company's financial position or results of operations, and have updated our segment disclosures to comply with the updated requirements. See Note 18, "Segment and Geographic Information," for the expanded segment reporting disclosures.

In September 2022, the FASB issued ASU 2022-04, *Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations*, designed to enhance transparency around supplier finance programs by requiring new disclosures that would allow a user of the financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. This ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. We adopted this standard, effective November 1, 2023, and adopted the rollforward requirement, effective November 1, 2024, on a prospective basis. We do not participate in any material supplier finance programs and, as such, the adoption of this guidance did not have an impact on our disclosures.

Recently Issued Accounting Standards

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other (Topic 350): Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*. This accounting update removes all references to prescriptive and sequential software development stages (referred to as "project stages") throughout Subtopic 350-40 and requires the capitalization of software costs to begin when 1) management has authorized and committed to funding the software project and 2) it is probable that the project will be completed and the software will be used to perform the function intended. This guidance is effective for fiscal years and interim periods beginning after December 15, 2027, with early adoption permitted. These requirements should be applied using a prospective, modified transition, or retrospective approach. We are currently evaluating the impact of implementing this guidance on our financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* This accounting update improves financial reporting by requiring public business entities to disclose additional information about specific expense categories in the notes to the financial statements at interim and annual reporting periods.This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact of implementing this guidance on our financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosure*. This accounting update enhances the transparency and decision usefulness of income tax disclosure. The amendments in this ASU address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of implementing this guidance on our financial statements.

We do not expect any other recently issued accounting pronouncements to have a material impact on our consolidated financial statements and related disclosures.

3. ACQUISITIONS

Acquisition of LMC FM

Effective June 1, 2025, we acquired LMC FM Limited ("LMC"), a Dublin-based facilities services company with coverage across Ireland, for a purchase price of approximately $22.5 million in cash plus the potential of $5.8 million of contingent consideration to be paid in calendar year 2027 upon the retention of the top two customers. The acquisition was accounted for under the acquisition method. Accordingly, the assets acquired and liabilities assumed were recognized on the date of acquisition at their estimated fair values, with the excess of the purchase price recorded as goodwill. The goodwill is not deductible for income tax purposes. As of October 31, 2025, we recorded preliminary goodwill and intangibles of $14.7 million and $12.9 million, respectively. The total assets acquired, excluding goodwill and intangibles, and liabilities assumed amounted to $19.8 million and $19.0 million, respectively. The purchase price allocation is subject to adjustments within the measurement period not to exceed one year from the acquisition date.

The Consolidated Statements of Comprehensive Income for the year ended October 31, 2025, include revenues of $23.0 million attributable to LMC, which are included in our Technical Solutions segment.

Acquisition of Quality Uptime

Effective June 21, 2024, we acquired Quality Uptime Services, Inc. ("Quality Uptime"), an UPS installation and maintenance company providing customized preventive and emergency service programs for mission-critical data centers and other facilities, for a net cash purchase price of $116.3 million. The acquisition was accounted for under the acquisition method. Accordingly, the assets acquired and liabilities assumed were recognized on the date of acquisition at their estimated fair values, with the excess of the purchase price recorded as goodwill. The goodwill is amortizable over 15 years for income tax purposes. During the year ended October 31, 2025, we finalized the purchase price allocation for the Quality Uptime Acquisition, which resulted in immaterial measurement period adjustments to goodwill, and as of October 31, 2025, we recorded goodwill and intangibles of $77.4 million and $35.2 million, respectively. The total assets acquired, excluding goodwill and intangibles, and liabilities assumed amounted to $24.0 million and $20.3 million, respectively. Quality Uptime's operations are included within our Technical Solutions segment.

Acquisition of RavenVolt

On September 1, 2022, we completed the acquisition of all of the equity interests of RavenVolt, Inc. ("RavenVolt"), a nationwide provider of advanced turn-key microgrid systems utilized by diversified commercial and industrial customers, national retailers, utilities, and municipalities. RavenVolt's operations are included within our Technical Solutions segment. The acquisition was accounted for under the acquisition method.

The purchase price for the acquisition was approximately $170.0 million in cash at closing plus the potential of post-closing contingent consideration of up to $280.0 million. The estimate of the fair value of the contingent consideration on the date of acquisition was $59.0 million. The post closing contingent consideration would be payable in cash in calendar years 2024, 2025, and 2026 if RavenVolt's earnings before interest, taxes, depreciation, and amortization ("EBITDA"), as defined in the RavenVolt merger agreement, meets or exceeds certain defined targets.

In 2024, defined EBITDA targets were not achieved, and as a result, no contingent consideration payment was made in 2024 for calendar year 2023. At October 31, 2024, the estimate of the fair value of the contingent consideration was $109.1 million. In the third quarter of 2025, we made a $75.0 million payment for calendar year 2024, of which $16.0 million was classified as an operating cash outflow.

The maximum contingent consideration that could be payable in 2026 related to the calendar year 2025 target is $130.0 million. If the EBITDA achieved for calendar years 2023-2025 cumulatively meets the defined EBITDA targets, the entire $280.0 million would be paid in calendar year 2026, minus the earn-out payment made in 2025.

There was no material change in the fair value of the contingent consideration during the year ended October 31, 2025, and at October 31, 2025, the estimate of the fair value of the remaining contingent consideration is $32.5 million.

4. REVENUES

Disaggregation of Revenues

We generate revenues under several types of contracts, which are further described in Note 2, "Basis of Presentation and Significant Accounting Policies." Generally, the type of contract is determined by the nature of the services provided by each of our major service lines throughout our reportable segments; therefore, we disaggregate revenues from contracts with customers into major service lines. We have determined that disaggregating revenues into these categories best depicts how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors. Our reportable segments are B&I, M&D, Education, Aviation, and Technical Solutions, as described in Note 18, "Segment and Geographic Information."

	Year ended October 31, 2025					
(in millions)	**B&I**	**M&D**	**Aviation**	**Education**	**Technical Solutions**	**Total**
Major Service Line						
Janitorial[1]	$ 2,849.4	$ 1,350.5	$ 228.1	$ 805.0	$ —	$ 5,233.1
Aviation Services[2]	—	—	502.6	—	—	502.6
Parking and Transportation[3]	430.3	53.1	335.0	0.4	—	818.8
Facility Solutions	$ 3,279.7	$ 1,403.6	$ 1,065.8	$ 805.4	$ —	$ 6,554.5
Operations and Maintenance[4]	841.0	213.5	52.9	116.5	—	1,224.0
Building & Energy Solutions[5]	5.3	1.5	—	—	960.6	967.4
Engineering and Infrastructure Solutions	$ 846.3	$ 215.0	$ 52.9	$ 116.5	$ 960.6	$ 2,191.4
Total	$ 4,126.0	$ 1,618.6	$ 1,118.7	$ 922.0	$ 960.6	$ 8,745.9

	Year ended October 31, 2024					
(in millions)	**B&I**	**M&D**	**Aviation**	**Education**	**Technical Solutions**	**Total**
Major Service Line						
Janitorial[1]	$ 2,781.4	$ 1,347.0	$ 189.0	$ 798.7	$ —	$ 5,116.1
Aviation Services[2]	—	—	461.8	—	—	461.8
Parking and Transportation[3]	418.9	51.2	334.5	0.4	—	804.9
Facility Solutions	$ 3,200.2	$ 1,398.2	$ 985.3	$ 799.1	$ —	$ 6,382.8
Operations and Maintenance[4]	858.9	156.1	47.3	105.0	—	1,167.2
Building & Energy Solutions[5]	—	—	—	—	809.3	809.3
Engineering and Infrastructure Solutions	$ 858.9	$ 156.1	$ 47.3	$ 105.0	$ 809.3	$ 1,976.5
Total	$ 4,059.1	$ 1,554.3	$ 1,032.6	$ 904.0	$ 809.3	$ 8,359.4

[1] Janitorial arrangements provide a wide range of essential cleaning services for commercial office buildings, airports and other transportation centers, educational institutions, government buildings, health facilities, industrial buildings, retail stores, and stadiums and arenas. These arrangements are often structured as monthly fixed-price, square-foot, cost-plus, and work order contracts.

[2] Aviation Services arrangements support airlines and airports with services such as passenger assistance, catering logistics, and airplane cabin maintenance. These arrangements are often structured as monthly fixed-price, cost-plus, transaction price, and hourly contracts.

[3] Parking and Transportation arrangements provide parking and transportation services for clients at various locations, including airports and other transportation centers, commercial office buildings, educational institutions, health facilities, hotels, and stadiums and arenas. These arrangements are structured as management reimbursement, leased location, and allowance contracts. Certain of these arrangements are considered service concession agreements and are accounted for under the guidance of Topic 853; accordingly, service concession expense related to these arrangements is recorded as a reduction of the related parking service revenues.

[4] Operations and Maintenance arrangements provide onsite mechanical engineering and technical services and solutions relating to a broad range of facilities and infrastructure systems that are designed to extend the useful life of facility fixed assets, improve equipment operating efficiencies, reduce energy consumption, lower overall operational costs for clients, and enhance the sustainability of client locations. These arrangements are generally structured as monthly fixed-price, cost-plus, and work order contracts.

[5] Building & Energy Solutions arrangements provide custom energy solutions, including microgrid systems installation, electrical, HVAC, lighting, electric vehicle charging station installation, uninterrupted power supply services, and other general maintenance and repair services for clients in the public and private sectors and are generally structured as Energy Savings, Fixed-Price Repair, and Refurbishment contracts. We also franchise certain operations under franchise agreements relating to our Linc Network and TEGG brands pursuant to franchise contracts.

Remaining Performance Obligations

At October 31, 2025, performance obligations that were unsatisfied or partially unsatisfied for which we expect to recognize revenue totaled $234.9 million. We expect to recognize revenue on approximately 79% of the remaining performance obligations over the next 12 months, with the remainder recognized thereafter, based on our estimates of project timing.

These amounts exclude variable consideration primarily related to: (i) contracts where we have determined that the contract consists of a series of distinct service periods and revenues are based on future performance that cannot be estimated at contract inception; (ii) parking contracts where we and the customer share the gross revenues or operating profit for the location; and (iii) contracts where transaction prices include performance incentives that are based on future performance and therefore cannot be estimated at contract inception. We apply the practical expedient that permits exclusion of information about the remaining performance obligations with original expected durations of one year or less.

Contract Balances

The following tables present the balances in our contract assets and contract liabilities:

	As of October 31,	
(in millions)	**2025**	**2024**
Contract assets		
Billed trade receivables[1]	$ 1,223.0	$ 1,282.9
Unbilled trade receivables[1]	273.6	124.0
Costs incurred in excess of amounts billed	193.7	162.1
Capitalized commissions[2]	32.3	30.8

[1] Included in "Trade accounts receivable, net," on the Consolidated Balance Sheets.

[2] Included in "Other current assets" and "Other noncurrent assets" on the Consolidated Balance Sheets. During the year ended October 31, 2025, we capitalized $20.1 million of new costs and amortized $18.6 million of previously capitalized costs. There was no impairment loss recorded on the costs capitalized.

(in millions)	**Year Ended October 31, 2025**
Contract liabilities[1]	
Balance at beginning of year	$ 118.2
Additional contract liabilities	415.0
Recognition of deferred revenue	(384.6)
Balance at end of year	$ 148.6

[1] Included in other accrued liabilities and deferred revenue on the Consolidated Balance Sheets.

5. LEASES

The components of lease assets and liabilities and their classification on our Consolidated Balance Sheets were as follows:

(in millions)	Classification	As of October 31, 2025	As of October 31, 2024
Lease assets			
Operating leases	Right-of-use assets	$ 95.1	$ 101.2
Finance leases	Property, plant and equipment, net[1]	15.6	20.5
Total lease assets		$ 110.7	$ 121.7
Lease liabilities			
Current liabilities			
Operating leases	Current portion of lease liabilities	$ 28.2	$ 26.6
Finance leases	Other accrued liabilities	3.9	4.5
Noncurrent liabilities			
Operating leases	Long-term lease liabilities	83.7	92.0
Finance leases	Other noncurrent liabilities	11.1	15.0
Total lease liabilities		$ 126.9	$ 138.1

[1] Finance lease assets are recorded net of accumulated amortization of $27.3 million and $23.1 million as of October 31, 2025, and October 31, 2024, respectively.

The components of lease costs and classification within the Consolidated Statements of Comprehensive Income were as follows:

(in millions)	Year Ended October 31, 2025	Year Ended October 31, 2024
Operating lease costs:		
Operating expenses[1][2]	$ 88.1	$ 81.6
Selling, general and administrative expenses[3]	27.9	26.4
Finance lease costs:		
Operating expenses[4]	4.9	4.6
Interest expense[5]	1.0	1.1
Total lease costs	$ 121.9	$ 113.8

[1] Related to certain parking arrangements.

[2] Includes short-term lease costs and variable lease costs.

[3] Includes short-term lease costs.

[4] Represents amortization of leased assets.

[5] Interest on lease liabilities.

The following table presents information on short-term and variable lease costs:

(in millions)	Year Ended October 31,	
	2025	2024
Short-term lease costs	$ 73.2	$ 64.0
Variable lease costs	6.8	6.8
Total short-term and variable lease costs	$ 80.0	$ 70.8

Sublease income generated during the year ended October 31, 2025, was immaterial.

The amounts of future undiscounted cash flows related to the lease payments over the lease terms and the reconciliation to the present value of the lease liabilities as recorded on our Consolidated Balance Sheets as of October 31, 2025, are as follows:

(in millions)	Operating Lease Liabilities	Finance Lease Liabilities	Total
Fiscal 2026	$ 33.4	$ 4.7	$
Fiscal 2027	26.7	3.1	
Fiscal 2028	20.2	3.1	
Fiscal 2029	15.3	3.1	
Fiscal 2030	10.9	2.9	
Thereafter	24.6	0.2	
Total lease payments	131.1	17.3	
Less: imputed interest	19.3	2.3	
Present value of lease liabilities	$ 111.9	$ 15.0	$

Future sublease rental income was excluded for the periods shown above as the amounts are immaterial.

We have entered into operating lease arrangements as of October 31, 2025, that are effective for future periods. The total amount of ROU assets and lease liabilities related to these arrangements is immaterial.

The following table includes the weighted-average remaining lease terms, in years, and the weighted-average discount rate used to calculate the present value of operating lease liabilities:

	Year Ended October 31,	
	2025	2024
Weighted-average remaining lease term (years)		
Operating leases	5.5	
Finance leases	4.7	
Weighted-average discount rate		
Operating leases	5.35 %	5
Finance leases	6.09 %	5

The following table includes supplemental cash and non-cash information related to operating leases:

(in millions)		Year Ended October 31, 2025		Year Ended October 31, 2024
Cash paid for amounts included in the measurement of lease liabilities				
Operating cash flows from operating leases	$	34.0	$	35.3
Operating cash flows from finance leases		1.0		1.1
Financing cash flows from finance leases		4.5		4.2
Lease assets obtained in exchange for new operating lease liabilities	$	20.5		20.9

6. RESTRUCTURING AND RELATED COSTS

In the fourth quarter of 2025, we implemented a restructuring program to further streamline our operations and improve the efficiency of our support functions. This initiative is intended to enhance overall organizational effectiveness and ensure alignment between the Company's cost structure and our strategic growth objectives. We recognized $13.4 million of restructuring charges during the fourth quarter of 2025, which includes employee severance, asset impairment charges, and other related costs. We continue to review our overhead and cost structure for additional efficiency opportunities under this program. We expect these actions to be completed by 2026.

Rollforward of Restructuring and Related Liabilities

(in millions)		Employee Severance		Asset Impairment		Other		Total
Balance, October 31, 2024	$	—	$	—	$	—	$	—
Costs recognized[1]		10.4		2.8		0.2		13.4
Payments		(7.0)		—		—		(7.0)
Non-cash items		—		(2.8)		—		(2.8)
Balance, October 31, 2025	$	3.4	$	—	$	0.2	$	3.6

[1] We include these costs within corporate expenses and are included within "Restructuring and related expenses" on the Consolidated Statements of Comprehensive Income.

7. NET INCOME PER COMMON SHARE

Basic and Diluted Net Income Per Common Share Calculations

		Years Ended October 31,				
(in millions, except per share amounts)		**2025**		**2024**		**2023**
Net income	$	162.4	$	81.4	$	251.3
Weighted-average common and common equivalent shares outstanding — Basic		62.3		63.2		66.0
Effect of dilutive securities						
RSUs		0.3		0.3		0.2
Performance shares		0.1		0.1		0.2
Weighted-average common and common equivalent shares outstanding — Diluted		62.7		63.6		66.3
Net income per common share						
Basic	$	2.61	$	1.29	$	3.81
Diluted	$	2.59	$	1.28	$	3.79

Anti-Dilutive Outstanding Stock Awards Issued Under Share-Based Compensation Plans

	Years Ended October 31,		
(in millions)	**2025**	**2024**	**2023**
Anti-dilutive	0.2	0.1	0.3

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Hierarchy of Our Financial Instruments

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

(in millions)	Fair Value Hierarchy	As of October 31, 2025	As of October 31, 2024
Cash and cash equivalents[1]	1	$ 104.1	$ 64.6
Insurance deposits[2]	1	4.8	2.3
Assets held in funded deferred compensation plan[3]	1	4.8	4.4
Credit facility[4]	2	1,569.0	1,335.3
Interest rate swap assets[5]	2	4.3	13.5
Interest rate swap liabilities[5]	2	0.1	—
Investments in equity securities[6]	3	34.1	15.4
Contingent consideration[7][8]	3	38.3	109.1

[1] Cash and cash equivalents are stated at nominal value, which equals fair value.

[2] Represents restricted deposits that are used to collateralize our insurance obligations and are stated at nominal value, which equals fair value. These insurance deposits are included in "Other noncurrent assets" on the accompanying Consolidated Balance Sheets. See Note 11, "Insurance," for further information.

[3] Represents investments held in Rabbi trusts associated with one of our deferred compensation plans, which we include in "Other noncurrent assets" on the accompanying Consolidated Balance Sheets. The fair value of the assets held in the funded deferred compensation plan is based on quoted market prices. See Note 13, "Employee Benefit Plans," for further information.

[4] Represents gross outstanding borrowings under our Amended Credit Facility. Due to variable interest rates, the carrying value of outstanding borrowings under our line of credit and term loan approximates the fair value. See Note 12, "Credit Facility," for further information.

[5] Represents interest rate swap derivatives designated as cash flow hedges. The fair values of the interest rate swaps are estimated based on the present value of the difference between expected cash flows calculated at the contracted interest rates and the expected cash flows at current market interest rates using observable benchmarks for the SOFR forward rates at the end of the period. At October 31, 2025 and 2024, our interest rate swap assets and liabilities are included in "Other current assets" and "Other accrued liabilities," respectively, on the accompanying Consolidated Balance Sheets. See Note 12, "Credit Facility," for further information. Our interest rate swaps will mature in 2026.

[6] During the three months ended October 31, 2025, we purchased a $20.0 million call option to acquire an ownership interest in a privately held company, which we include in "Other investments" on the accompanying Consolidated Balance Sheet. Refer to Note 19, "Subsequent Events," for further information. Our investments do not have a readily determinable fair value; therefore, we account for the investments using the measurement alternative under Topic 321 and measure the investments at initial cost plus or minus fair value adjustments if there are observable prices minus impairment, if any.

[7] Our contingent consideration payable related to the RavenVolt Acquisition is recorded at fair value as a liability on the acquisition date and is remeasured at each reporting date, based on significant inputs not observable in the market. The contingent consideration payment related to calendar year 2024, which was made in May 2025, represented a Level 3 measurement at October 31, 2024, and the amount related to calendar year 2025, payable in calendar year 2026, represents a Level 3 measurement at October 31, 2025, and October 31, 2024, within the fair value hierarchy. After the acquisition date and until the contingency is resolved, the fair value of contingent consideration payable is adjusted each reporting period based primarily on the expected probability of achievement of the contingency targets, which are subject to our estimate. These changes in fair value are recognized within the "Selling, general and administrative expenses" of the Consolidated Statements of Comprehensive Income. See Note 3, "Acquisitions," for further information.

[8] The balance at October 31, 2025, also includes the contingent consideration payable in calendar year 2027 related to the LMC Acquisition.

There were no transfers to or from Level 3 financial assets or liabilities during 2025 and 2024. At October 31, 2025 and 2024, the Company had no financial assets recorded at fair value using Level 3 inputs.

Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, we are also required to measure certain items at fair value on a non-recurring basis. These assets can include: goodwill; intangible assets; property, plant and equipment; lease-related ROU assets; and long-lived assets that have been reduced to fair value when they are held for sale. If certain triggering events occur or if an annual impairment test is required, we would evaluate these non-financial assets for impairment. If an impairment were to occur, the asset would be recorded at the estimated fair value, using primarily unobservable Level 3 inputs.

9. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment

	As of October 31,	
(in millions)	**2025**	**2024**
Machinery and other equipment	$ 183.5	$ 172.9
Computer equipment and software	121.8	117.2
Transportation equipment	116.4	95.9
Leasehold improvements	77.0	72.5
Furniture and fixtures	24.2	22.1
Construction in progress[1]	25.6	13.0
Buildings	7.9	7.7
Land	0.7	0.7
	557.1	502.0
Less: Accumulated depreciation[2]	379.8	351.3
Total	$ 177.2	$ 150.7

[1] Construction in progress represents assets that have not yet been placed in service.

[2] For 2025, 2024, and 2023, depreciation expense was $53.1 million, $50.5 million, and $44.2 million, respectively.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

(in millions)	Business & Industry	Manufacturing & Distribution	Aviation	Education	Technical Solutions	Total
Balance at October 31, 2023	$ 1,092.7	$ 502.2	$ 69.0	$ 459.3	$ 368.0	$ 2,491.3
Acquisitions	—	—	—	—	80.6	80.6
Foreign currency translation	2.6	—	0.4	—	1.1	4.1
Balance at October 31, 2024	$ 1,095.5	$ 502.2	$ 69.4	$ 459.3	$ 449.6	$ 2,575.9
Acquisitions [1]	—	—	—	—	14.7	14.7
Foreign currency translation	3.2	—	0.1	—	0.3	3.7
Adjustments	—	—	—	—	(3.2)	(3.2)
Balance at October 31, 2025	$ 1,098.7	$ 502.2	$ 69.6	$ 459.3	$ 461.4	$ 2,591.1

[1] During 2025, goodwill increased primarily as a result of the LMC Acquisition. See Note 3, "Acquisitions," for additional information.

We did not record goodwill impairment charges during fiscal years 2025 and 2024.

Other Intangible Assets

	As of October 31,					
	2025			**2024**		
(in millions)	Gross Carrying Amount	Accumulated Amortization	Total	Gross Carrying Amount	Accumulated Amortization	Total
Customer contracts and relationships	$ 761.7	$ (518.7)	$ 242.9	$ 748.2	$ (467.2)	$ 281.0
Trademarks and trade names	13.1	(12.8)	0.3	12.7	(11.7)	1.0
Contract rights and other	0.7	(0.7)	—	0.7	(0.3)	0.5
Total[1]	$ 775.5	$ (532.2)	$ 243.2	$ 761.7	$ (479.3)	$ 282.4

[1] These intangible assets are being amortized over the expected period of benefit, with a weighted average life of approximately 11 years.

Estimated Annual Amortization Expense for Each of the Next Five Years

(in millions)	2026	2027	2028	2029	2030
Estimated amortization expense[1]	$ 46.5	$ 40.4	$ 35.0	$ 29.7	$ 24.6

[1] These amounts could vary as acquisitions of additional intangible assets occur in the future and as acquisition accounting is finalized for existing acquisitions.

The estimates of future cash flows used in determining the fair value of goodwill and other intangible assets involve significant management judgment and are based upon assumptions about expected future operating performance, economic conditions, market conditions, and cost of capital. Inherent in estimating the future cash flows are uncertainties beyond our control, such as changes in capital markets. The actual cash flows could differ materially from management's estimates due to changes in business conditions, operating performance, and economic conditions.

11. INSURANCE

We utilize a combination of insured and self-insurance programs to manage risks associated with workers' compensation, general liability, automobile liability, property damage, and other insurable exposures. For most of these programs, we retain the initial $1.0 million to $5.0 million of exposure per occurrence through deductibles or self-insured retentions. To protect against losses exceeding the retained deductible or self-insured retention, we carry commercial umbrella insurance providing aggregate coverage of up to $200.0 million for general liability and automobile liability claims. Our workers' compensation insurance provides coverage to the full extent of statutory requirements. For property damage risks, we maintain policies that provide per-occurrence limits of $75.0 million above our retained amounts. We are also self-insured for certain employee medical and dental benefits and maintain stop-loss insurance for our self-insured medical plan under which we retain up to $0.5 million of exposure per participant, per policy year.

We maintain reserves for workers' compensation, general liability, automobile liability, and property damage insurance claims based on known trends, current events, and actuarial estimates of required reserves, as reflected in our most recently completed actuarial reports. These reserves represent our best estimate of potential liabilities for unpaid losses and loss adjustment expenses. The estimate of the ultimate unpaid obligation for such risks includes both case reserves for reported claims and an amount for losses incurred but not yet reported as of the balance sheet date. The results of actuarial reviews are used to estimate our insurance rates and insurance reserves for future periods and to adjust reserves, if appropriate, for prior years.

Insurance Reserve Adjustments

Actuarial Reviews and Updates Performed During 2025

We utilize a combination of third-party insurance and self-insurance mechanisms, including a wholly owned captive insurance subsidiary, to manage potential liabilities associated with automobile liability, general liability, and workers' compensation risks. Claim and claim adjustment expense reserves represent management's estimates of the amounts required to resolve all outstanding claims, including IBNR claims, as of the reporting date.

Reserves are determined using generally accepted actuarial methods applied to historical claims data and adjusted for assumptions regarding loss development patterns, expected loss costs, and trends in claim frequency and severity. Estimates also consider factors such as settlement practices, inflation, and changes in economic, legal, and social environments. Because reserve estimation involves significant judgment and inherent variability, actual results may differ from recorded amounts. Management believes current reserves are reasonable and adequate based on available information and actuarial analyses.

During 2025, we completed comprehensive actuarial reviews of our casualty insurance programs (the "Actuarial Reviews") covering the periods of May 1, 2024, through October 31, 2024, November 1, 2024, through April 30, 2025, and May 1, 2025, through September 30, 2025. The Actuarial Reviews evaluated reserve adequacy based on loss-development patterns, trend assumptions, and underlying expected loss costs. During the second quarter of 2025, we performed interim actuarial update (the "Interim Update") reflecting actual versus expected claim development and payment activity for the respective periods, relying on key assumptions from the Actuarial Reviews.

Based on these analyses, we increased our total reserves related to prior year known claims and estimated IBNR losses during 2025 by $23.3 million. The adverse development was primarily attributable to higher-than-expected development on workers' compensation claims in California and general liability claims from prior years. In 2024, we increased our total reserves related to prior year claims by $20.3 million.

Insurance-Related Balances and Activity

	As of October 31,			
(in millions)	**2025**		**2024**	
Insurance claim reserves, excluding medical and dental	$	649.5	$	608.4
Medical and dental claim reserves and other		10.6		11.0
Insurance recoverables		90.8		91.0

At October 31, 2025 and 2024, insurance recoverables are included in both "Other current assets" and "Other noncurrent assets" on the accompanying Consolidated Balance Sheets.

Casualty Program Insurance Reserves Rollforward

(in millions)	Years Ended October 31,					
	2025		2024		2023	
Net balance at beginning of year	$	517.3	$	487.9	$	479.9
Change in case reserves plus IBNR Claims — current year		179.1		166.2		154.2
Change in case reserves plus IBNR Claims — prior years		23.3		20.3		(14.8)
Claims paid		(161.1)		(157.3)		(131.4)
Net balance, October 31[1]		558.6		517.3		487.9
Recoverables		90.8		91.0		67.1
Gross balance, October 31	$	649.5	$	608.4	$	555.0

[1] Includes reserves related to discontinued operations of approximately $0.7 million for 2025, $0.7 million for 2024, and $0.1 million for 2023.

Instruments Used to Collateralize Our Insurance Obligations

(in millions)	As of October 31,			
	2025		2024	
Standby letters of credit	$	18.7	$	53.1
Surety bonds and surety-backed letters of credit		213.9		175.3
Restricted insurance deposits		4.8		2.3
Total	$	237.4	$	230.7

12. CREDIT FACILITY

(in millions)		As of October 31,		
		2025		**2024**
Current portion of long-term debt[(1)(2)]				
Gross term loan	$	30.0	$	32.5
Unamortized deferred financing costs		(0.6)		(0.9)
Current portion of term loan	$	29.4	$	31.6
Long-term debt[(1)(2)]				
Gross term loan	$	555.0	$	503.8
Unamortized deferred financing costs		(1.9)		(0.6)
Total noncurrent portion of term loan		553.1		503.2
Revolving line of credit[(3)]		984.0		799.0
Long-term debt	$	1,537.1	$	1,302.2

[(1)] At October 31, 2025, and October 31, 2024, the weighted average interest rate on our outstanding borrowings, not including letters of credit and swaps, was 5.84% and 6.68%, respectively.

[(2)] At October 31, 2025, we had borrowing capacity of up to $577.5 million

[(3)] At October 31, 2025, standby letters of credit amounted to $23.5 million

      On September 1, 2017, we refinanced and replaced our then-existing $800.0 million credit facility with a new senior, secured five-year syndicated credit facility, consisting of a $900.0 million revolving line of credit and an $800.0 million amortizing term loan, both of which were scheduled to mature on September 1, 2022. In accordance with the terms of the Credit Facility, the revolving line of credit was reduced to $800.0 million on September 1, 2018. The Credit Facility was amended on June 28, 2021, to increase the capacity of the Revolver and term loan to $1.3 billion and $650 million, respectively, and to extend the maturity to June 28, 2026. It was further amended on November 1, 2022, to transition the benchmark interest rate from London Interbank Offered Rate ("LIBOR") to SOFR.

      On February 26, 2025, we amended and restated the Credit Facility (the "Amended Credit Facility"), extending the maturity date to February 26, 2030, and increasing the capacity of the revolving credit facility from $1.3 billion to $1.6 billion and the then-remaining term loan outstanding from $528.1 million to $600.0 million. The Amended Credit Facility provides for the issuance of up to $250.0 million for standby letters of credit and the issuance of up to $100.0 million in swingline advances. The obligations under the Amended Credit Facility are guaranteed by the material, domestic wholly owned subsidiaries of ABM and are secured by a pledge of substantially all of the existing and future property and assets of ABM and the guarantors, including a pledge of the capital stock of the wholly owned domestic subsidiaries held by ABM and the guarantors and 65% of the capital stock of the first-tier foreign subsidiaries held by ABM and the guarantors, in each case subject to exceptions. Additionally, we may repay amounts borrowed under the Amended Credit Facility at any time without penalty.

      The Amended Credit Facility contains certain covenants, including a maximum total net leverage ratio of 5.00 to 1.00, a maximum secured net leverage ratio of 4.00 to 1.00, and a minimum interest coverage ratio of 1.50 to 1.00, as well as other financial and non-financial covenants. In the event of a material acquisition, as defined in the Amended Credit Facility, we may elect to increase the maximum total net leverage ratio to 5.50 to 1.00 for a total of four fiscal quarters and increase the maximum secured net leverage ratio to 4.50 to 1.00 for a total of four fiscal quarters. Our borrowing capacity is subject to, and limited by, compliance with the covenants described above. At October 31, 2025, we were in compliance with these covenants.

      The Amended Credit Facility also includes customary events of default, including: failure to pay principal, interest, or fees when due; failure to comply with covenants; the occurrence of certain material judgments; and a change in control of the Company. If certain events of default occur, including certain cross-defaults, insolvency, change in control, or violation of specific covenants, then the lenders can terminate or suspend our access to the

Amended Credit Facility, declare all amounts outstanding (including all accrued interest and unpaid fees) to be immediately due and payable, and require that we cash collateralize the outstanding standby letters of credit.

We incurred deferred financing costs of $8.0 million in conjunction with the execution of the Amended Credit Facility and carried over $2.9 million of unamortized deferred financing from initial execution and previous amendments of the Credit Facility. Total deferred financing costs of $10.9 million, consisting of $3.0 million related to the term loan and $7.9 million related to the Revolver, are being amortized to interest expense over the term of the Amended Credit Facility.

Long-Term Loan Maturities

During 2025, we made principal payments under the term loan of $23.1 million. As of October 31, 2025, the following principal payments are required under the Amended Credit Facility:

(in millions)	2026	2027	2028	2029	2030
Debt maturities	$ 30.0	$ 30.0	$ 30.0	$ 30.0	$ 1,

Interest Rate Swaps

We enter into interest rate swaps to manage the interest rate risk associated with our floating-rate, SOFR-based borrowings. Under these arrangements, we typically pay a fixed interest rate in exchange for SOFR-based variable interest throughout the life of the agreement. We initially report the mark-to-market gain or loss on a derivative as a component of AOCL and subsequently reclassify the gain or loss into earnings when the hedged transactions occur and affect earnings. Interest payables and receivables under the swap agreements are accrued and recorded as adjustments to interest expense. All of our interest rate swaps have been designated and accounted for as cash flow hedges from inception. See Note 8, "Fair Value of Financial Instruments," regarding the valuation of our interest rate swaps.

Notional Amount	Fixed Interest Rate	Effective Date	Maturity Date
$ 100.0 million	1.72%	February 9, 2022	June 28, 2026
$ 150.0 million	1.85%	February 25, 2022	June 28, 2026
$ 100.0 million	2.88%	May 4, 2022	June 28, 2026
$86.9 million	2.83%	July 7, 2022	June 28, 2026
$13.1 million	2.79%	July 18, 2022	June 28, 2026
$ 170.0 million	3.81%	November 1, 2022	June 28, 2026

At October 31, 2025 and 2024, amounts recorded in AOCL for interest rate swaps were a gain of $2.4 million, net of taxes of $1.9 million, and a gain of $9.2 million, net of taxes of $4.3 million, respectively. At October 31, 2025, the total amount expected to be reclassified from AOCL to earnings during the next 12 months is a gain of $3.1 million, net of taxes of $1.1 million.

13. EMPLOYEE BENEFIT PLANS

Defined Benefit Plans

We provide benefits to certain employees under various defined benefit and postretirement benefit plans (collectively, the "Plans"). The Plans were previously amended to preclude new participants. All of the Plans are unfunded with the exception of one, which is underfunded.

Information for the Plans

(in millions)	As of October 31,	
	2025	**2024**
Net obligations	$ 6.8	$ 6.9
Projected benefit obligations[1]	12.3	12.5
Fair value of assets	5.4	5.6

[1] At October 31, 2025 and 2024, total projected benefit obligations related to unfunded and underfunded plans were $12.3 million and $12.5 million, respectively.

At October 31, 2025, assets of the Plans were fully invested in fixed income. The expected return on assets was $0.0 million in 2025, $0.0 million in 2024, and $0.2 million in 2023. The aggregate net periodic benefit cost for all Plans was $0.8 million, $0.8 million, and $0.6 million for 2025, 2024, and 2023, respectively. Future benefit payments in the aggregate are expected to be $11.3 million.

Deferred Compensation Plans

We maintain deferred compensation plans that permit eligible employees and directors to defer a portion of their compensation. At October 31, 2025 and 2024, the total liability of all deferred compensation was $27.4 million and $26.7 million, respectively, and these amounts are included in "Other accrued liabilities" and "Other noncurrent liabilities" on the accompanying Consolidated Balance Sheets. Under one of our deferred compensation plans, a Rabbi trust was created to fund the obligations, and we are required to contribute a portion of the deferred compensation contributions for eligible participants. The assets held in the Rabbi trust are not available for general corporate purposes. At October 31, 2025 and 2024, the fair value of these assets was $4.8 million and $4.4 million, respectively, and these amounts are included in "Other noncurrent assets" on the accompanying Consolidated Balance Sheets. Aggregate expense recognized under these deferred compensation plans was $0.7 million, $0.6 million, and $0.5 million for 2025, 2024, and 2023, respectively.

Defined Contribution Plans

We sponsor three defined contribution plans covering certain employees that are subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code ("IRC"). Certain plans permit a company match of a portion of the participant's contributions or a discretionary contribution after the participant has met the eligibility requirements set forth in the plan. During 2025, 2024, and 2023, we made matching contributions required by the plans of $32.1 million, $30.6 million, and $29.8 million, respectively.

Multiemployer Pension and Postretirement Plans

We participate in various multiemployer pension plans under union and industry-wide agreements that provide defined pension benefits to employees covered by collective bargaining agreements. Because of the nature of multiemployer plans, there are risks associated with participation in these plans that differ from single-employer plans. Assets contributed by an employer to a multiemployer plan are not segregated into a separate account and are not restricted to provide benefits only to employees of that contributing employer. In the event another participating employer in a multiemployer plan no longer contributes to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers, including us. In the event of the termination of a multiemployer pension plan or a withdrawal from a multiemployer pension plan, we could incur material liabilities under applicable law.

Key Information for Individually Significant Multiemployer Defined Benefit Pension Plans[1]

($ in millions) Pension Fund	EIN/PN[2]	Pension Protection Act Zone Status[3] 2025	2024	FIP/RP Status[4] Pending/ Implemented	Contributions by ABM 2025	2024	2023	Surcharge Imposed[5]	Expiration Dates of Collective Bargaining Agreements
Building Service 32BJ Pension Fund	13-1879376 / 001	Green 6/30/25	Yellow 6/30/2024	N/A*	$ 23.7	$ 22.1	$ 21.4	No	10/15/2027 - 1/31/2028
S.E.I.U National Industry Pension Fund	52-6148540 / 001	Red 12/31/2024	Red 12/31/2023	Implemented	20.5	19.4	19.3	Yes	6/30/2026 - 6/30/2029
Central Pension Fund of the IUOE & Participating Employers	36-6052390 / 001	Green 1/31/2025	Green 1/31/2024	N/A*	14.0	12.4	13.0	N/A*	12/31/2025 - 6/30/2029
SEIU Local 1 & Participating Employers Pension Trust	36-6486542 / 001	Green 9/30/2024	Green 9/30/2023	N/A*	4.2	4.3	4.8	N/A*	5/31/2026 - 11/30/2027
Western Conference of Teamsters Pension Plan	91-6145047 / 001	Green 12/31/2024	Green 12/31/2023	N/A*	2.6	2.7	2.4	N/A*	5/23/2026 - 12/31/2029
IUOE Stationary Engineers Local 39 Pension Plan	94-6118939 / 001	Green 12/31/2024	Green 12/31/2023	N/A*	2.9	2.5	4.6	N/A*	8/31/2029 - 8/31/2030
All Other Plans:					14.5	13.9	8.0		
Total Contributions					$ 82.3	$ 77.3	$ 73.6		

*Not applicable

[1] To determine individually significant plans, we evaluated several factors, including our total contributions to the plan, our significance to the plan in terms of participating employees and contributions, and the funded status of the plan.

[2] The "EIN/PN" column provides the Employer Identification Number and the three-digit plan number assigned to the plan by the IRS.

[3] The Pension Protection Act Zone Status columns provide the two most recently available Pension Protection Act zone status reports from each plan. The zone status is based on information provided to us and other participating employers and is certified by each plan's actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded, and plans in the green zone are at least 80% funded.

[4] Indicates whether a Financial Improvement Plan ("FIP") for yellow zone plans or a Rehabilitation Plan ("RP") for red zone plans is pending or implemented.

[5] Indicates whether our contribution in 2025 included an amount as imposed by a plan in the red zone in addition to the contribution rate specified in the applicable collective bargaining agreement.

Multiemployer Pension Plans for which ABM is a Significant Contributor

Pension Fund	Contributions to the plan exceeded more than 5% of total contributions per most currently available Forms 5500 (as of the plan's year end)
Apartment Employees' Pension Trust Fund*	12/31/2024 and 12/31/2022
Arizona Sheet Metal Pension Trust Fund*	6/30/2023
Building Service 32BJ Pension Fund	6/30/2024, 06/30/2023 and 6/30/2022
Building Service Pension Plan*	4/30/2024, 4/30/2023, and 4/30/2022
Central Pennsylvania Teamsters Defined Benefit Plan*	12/31/2023
Central Pension Fund of the IUOE & Participating Employers	1/31/2025 and 1/31/2024
Contract Cleaners Service Employees' Pension Plan*	12/31/2022
IUOE Local 30 Pension Fund*	12/31/2024, 12/31/2023 and 12/31/2022
IUOE Stationary Engineers Local 39 Pension Plan	12/31/2024, 12/31/2023, and 12/31/2022
Local 210's Pension Plan*	12/31/2024, 12/31/2023, and 12/31/2022
Local 670 Pension Plan*	12/31/2024, 12/31/2023, and 12/31/2022
Local 68 Engineers Union Pension Plan*	6/30/2024 and 06/30/2023
Local 74 USWU Pension Fund*	12/31/2024, 12/31/2023, and 12/31/2022
Local 808 IBT Pension Fund*	9/30/2024 and 9/30/2023
Massachusetts Service Employees Pension Plan*	12/31/2023 and 12/31/2022
S.E.I.U National Industry Pension Fund	12/31/2024, 12/31/2023, and 12/31/2022
SEIU Local 1 & Participating Employers Pension Trust	9/30/2024, 9/30/2023, and 9/30/2022
Service Employees International Union Local 1 Cleveland Pension Plan*	12/31/2024, 12/31/2023, and 12/31/2022
Service Employees International Union Local 32BJ, District 36 Building Operators Pension Trust Fund*	12/31/2024, 12/31/2023, and 12/31/2022
Teamsters Local 617 Pension Fund*	2/28/2025, 2/29/2024, and 2/28/2023
Teamsters Local Union No. 727 Pension Plan*	2/28/2025, 2/29/2024, and 2/28/2023

* These plans are not separately listed in our multiemployer table as they represent an insignificant portion of our total multiemployer pension plan contributions.

Multiemployer Defined Contribution Plans

In addition to contributions noted above, we also make contributions to multiemployer defined contribution plans. During 2025, 2024, and 2023, our contributions to the defined contribution plans were $59.0 million, $54.5 million, and $59.2 million, respectively.

Other Multiemployer Benefit Plans

We also contribute to several multiemployer postretirement health and welfare plans based on obligations arising under collective bargaining agreements covering union-represented employees. These plans may provide medical, pharmacy, dental, vision, mental health, and other benefits to employees as determined by the trustees of each plan. The majority of our contributions benefit active employees and, as such, may not constitute contributions to a postretirement benefit plan. However, since we are unable to separate contribution amounts to postretirement benefit plans from contribution amounts paid to benefit active employees, we categorize all such amounts as contributions to postretirement benefit plans. During 2025, 2024, and 2023, our contributions to such plans were $446.7 million, $434.1 million, and $441.8 million, respectively. There have been no significant changes that affect the comparability of total contributions for any of the periods presented.

14. COMMITMENTS AND CONTINGENCIES

Letters of Credit and Surety Bonds

We use letters of credit and surety bonds to secure certain commitments related to insurance programs and for other purposes. As of October 31, 2025, these letters of credit totaled $23.5 million, and surety bonds and surety-backed letters of credit totaled $1,026.6 million.

Guarantees

In some instances, we offer clients guaranteed energy savings under certain energy savings contracts. At October 31, 2025 and 2024, total guarantees were $214.3 million and $224.2 million, respectively, and these guarantees extend through 2045 and 2044, respectively. We accrue for the estimated cost of guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. Historically, we have not incurred any material losses in connection with these guarantees.

Indemnifications

We are party to a variety of agreements under which we may be obligated to indemnify the other party for certain matters. These agreements are primarily standard indemnification arrangements entered into in our ordinary course of business. Pursuant to these arrangements, we may agree to indemnify, hold harmless, and reimburse the indemnified parties for losses suffered or incurred by the indemnified party, generally our clients, in connection with any claims arising out of the services that we provide. We also incur costs to defend lawsuits or settle claims related to these indemnification arrangements, and in most cases these costs are paid from our insurance program. Although we attempt to place limits on such indemnification arrangements related to the size of the contract, the maximum obligation may not be explicitly stated and, as a result, we are unable to determine the maximum potential amount of future payments we could be required to make under these arrangements.

Our certificate of incorporation and bylaws may require us to indemnify our directors and officers for certain liabilities that were incurred as a result of their status or service to ABM as a director or officer. The amount of these obligations cannot be reasonably estimated.

Legal Matters

We are a party to a number of lawsuits, claims, and proceedings incident to the operation of our business, including those pertaining to labor and employment, contracts, personal injury, and other matters, some of which allege substantial monetary damages. Some of these actions may be brought as class actions on behalf of a class or purported class of employees.

At October 31, 2025, the total amount accrued for probable litigation losses where a reasonable estimate of the loss could be made was $9.5 million. We do not accrue for contingent losses that, in our judgment, are considered to be reasonably possible but not probable. The estimation of reasonably possible losses also requires the analysis of multiple possible outcomes that often depend on judgments about potential actions by third parties. Our management currently estimates the range of loss for all reasonably possible losses for which a reasonable estimate of the loss can be made is between zero and $15.2 million. Factors underlying this estimated range of loss may change from time to time, and actual results may vary significantly from this estimate.

Litigation outcomes are difficult to predict and the estimation of probable losses requires the analysis of multiple possible outcomes that often depend on judgments about potential actions by third parties. If one or more matters are resolved in a particular period in an amount in excess of, or in a manner different than, what we anticipated, this could have a material adverse effect on our financial position, results of operations, or cash flows.

In some cases, although a loss is probable or reasonably possible, we cannot reasonably estimate the maximum potential losses for probable matters or the range of losses for reasonably possible matters. Therefore, our accrual for probable losses and our estimated range of loss for reasonably possible losses do not represent our maximum possible exposure.

15. PREFERRED AND COMMON STOCK

Preferred Stock

We are authorized to issue 500,000 shares of preferred stock. None of these preferred shares are issued.

Common Stock

Effective September 3, 2025, our Board of Directors expanded our existing share repurchase program by an additional $150.0 million of our common stock. Share repurchases may take place on the open market or otherwise, and all or part of the repurchases may be made pursuant to Rule 10b5-1 plans or in privately negotiated transactions. The timing of repurchases is at our discretion and will depend upon several factors, including market and business conditions, future cash flows, share price, share availability, and other factors. Repurchased shares are retired and returned to an authorized but unissued status. The repurchase program may be suspended or discontinued at any time without prior notice.

Repurchase Activity

We repurchased shares under the share repurchase program during the year ended October 31, 2025, as summarized below. At October 31, 2025, authorization for $183.1 million of repurchases remained under the Share Repurchase Program.

	Years Ended October 31,	
(in millions, except per share amounts)	**2025**	**2024**
Total number of shares purchased	2.56	
Average price paid per share[1]	$ 47.35	$
Total cash paid for share repurchases[1]	$ 121.3	$

[1] Average price paid per share and total cash paid for share repurchases does not include any excise tax for share repurchases as part of the Inflation Reduction Act of 2022.

16. SHARE-BASED COMPENSATION PLANS

We use various share-based compensation plans to provide incentives for our key employees and non-employee members of our Board of Directors. Currently, these incentives primarily consist of RSUs and performance shares.

On May 2, 2006, our stockholders approved the 2006 Equity Incentive Plan, which was last amended and restated on March 7, 2018 (as amended and restated, the "2006 Equity Plan"). The 2006 Equity Plan is an omnibus plan that provides for a variety of equity and equity-based award vehicles, including stock options, stock appreciation rights, RSUs, performance shares, and other share-based awards. Shares subject to awards that terminate without vesting or exercise are available for future awards under the 2006 Equity Plan. Certain of the awards under the 2006 Equity Plan may qualify as "performance-based" compensation under the IRC.

On March 24, 2021, our stockholders approved the 2021 Equity and Incentive Compensation Plan (the "2021 Equity Plan"). The 2021 Equity Plan is an omnibus plan that provides for a variety of equity and equity-based award vehicles, including stock options, stock appreciation rights, RSUs, performance shares, and other share-based awards. Shares subject to awards that terminate without vesting or exercise are available for future awards under the 2021 Equity Plan. Certain of the awards under the 2021 Equity Plan may qualify as "performance-based" compensation under the IRC.

No further shares are authorized for issuance under the 2006 Equity Plan. As of October 31, 2024, there were 3,975,000 total shares of common stock authorized for issuance under the 2021 Equity Plan. On March 26, 2025, our stockholders approved the 2021 Equity Plan (Amended and Restated February 10, 2025), increasing the number of shares authorized for issuance under the plan by 2,425,000 shares. As amended, there are 6,400,000 total shares of common stock authorized for issuance under the 2021 Equity Plan, and at October 31, 2025, there were 3,296,050 shares of common stock available for grant for future equity-based compensation awards. In addition, there are certain plans under which we can no longer issue awards, such as the 2006 Equity Plan, although awards outstanding under such plans may still vest and be exercised.

On March 9, 2004, our stockholders approved the 2004 Employee Stock Purchase Plan (the "2004 ESPP"), which was last amended and restated on March 9, 2016. As amended, there are 4,000,000 total shares of common stock authorized for issuance under the 2004 ESPP. Effective May 1, 2006, the 2004 ESPP is no longer considered compensatory and the values of the awards are no longer treated as share-based compensation expense. No further shares are authorized for issuance under the 2004 ESPP.

On March 26, 2025, our stockholders approved the 2025 Employee Stock Purchase Plan (the "2025 ESPP"), replacing the 2004 ESPP. There are 1,500,000 total shares of common stock authorized for issuance under the 2025 ESPP. The plan is considered non-compensatory, and the values of the awards are not treated as share-based compensation expense. The 2025 ESPP allows eligible employees of the Company to purchase shares of the Company's common stock, through payroll deductions, at a discount to fair market value of 5%, in accordance with the terms and conditions of the 2025 ESPP. Employees may designate up to 10% of their compensation for the purchase of stock, subject to a $25,000 annual limit. At October 31, 2025, there were 1,438,653 remaining unissued shares under the 2025 ESPP.

Compensation Expense by Type of Award and Related Income Tax Benefit

		Years Ended October 31,				
(in millions)		2025		2024		2023
RSUs	$	22.3	$	19.9	$	17.7
Performance shares		15.7		10.1		12.7
Share-based compensation expense before income taxes		38.0		30.0		30.5
Income tax benefit		(10.0)		(8.4)		(8.6)
Share-based compensation expense, net of taxes	$	28.1	$	21.6	$	21.8

RSUs and Dividend Equivalent Rights

We award RSUs to eligible employees and non-employee members of our Board of Directors (each, a "Grantee") that entitle the Grantee to receive shares of our common stock as the units vest. RSUs granted to eligible employees after 2020 generally vest ratably over three years. RSUs granted to eligible employees prior to 2020 generally vest with respect to 50% of the underlying award on the second and fourth anniversary of the award. Upon the retirement of certain executive employees at age 60 with a minimum of 10 years of service to the Company, pursuant to the terms of their respective employment agreements, RSUs granted to such executive employees that were granted at least one year prior to termination by reason of retirement will continue to be eligible for vesting, exercise, and settlement, as applicable, on the originally scheduled vesting date. RSUs granted to non-employee directors vest on the first anniversary date of the grant date. In general, the receipt of RSUs is subject to the grantee's continuing employment or service as a non-employee director.

RSUs are credited with dividend equivalent rights that are converted to RSUs at the fair market value of our common stock on the dates the dividend payments are made and are subject to the same terms and conditions as the underlying award.

RSU Activity

	Number of Shares (in millions)		Weighted-Average Grant Date Fair Value per Share
Outstanding at October 31, 2024	1.2	$	40.82
Granted	0.5		48.36
Vested (including 0.2 shares withheld for income taxes)	(0.5)		41.71
Forfeited	(0.1)		44.86
Outstanding at October 31, 2025	1.1	$	43.27

At October 31, 2025, total unrecognized compensation cost, net of estimated forfeitures, related to RSUs was $21.8 million, which is expected to be recognized ratably over a weighted-average vesting period of 1.8 years.

In 2025, 2024, and 2023, the weighted-average grant date fair value per share of awards granted was $48.36, $41.32, and $44.37, respectively. In 2025, 2024, and 2023, the total grant date fair value of RSUs vested and converted to shares of ABM common stock was $19.3 million, $15.7 million, and $17.1 million, respectively.

Performance Shares, Including TSR Performance Shares

Performance shares consist of a contingent right to receive shares of our common stock based on performance targets adopted by our Compensation Committee. Performance shares are credited with dividend equivalent rights that will be converted to performance shares at the fair market value of our common stock beginning after the performance targets have been satisfied and are subject to the same terms and conditions as the underlying award.

For our performance share awards, the number of performance shares that will vest is based on pre-established internal financial performance targets and typically a three-year service and performance period. Depending on the level of performance achieved, vesting of these awards may range from 0% to 200% of the target number of shares granted.

Certain performance share awards also include a total shareholder return modifier ("TSR-modified awards"). The number of TSR-modified awards that will vest is based on our total shareholder return relative to the S&P 1500 Composite Commercial Services & Supplies Index. As a result of the modifier, vesting of these awards may range from 0% to 240% of the awards originally granted.

Performance Share Activity

	Number of Shares (in millions)	Weighted-Average Grant Date Fair Value per Share
Outstanding at October 31, 2024	0.9	$ 44.06
Granted	0.4	49.06
Vested (including 0.1 shares withheld for income taxes)	(0.2)	42.71
Performance adjustments	0.1	44.71
Forfeited	(0.1)	47.27
Outstanding at October 31, 2025	1.1	$ 45.89

At October 31, 2025, total unrecognized compensation cost related to performance share awards was $19.8 million, which is expected to be recognized ratably over a weighted-average vesting period of 2.3 years. Except for TSR performance shares, these costs are based on estimated achievement of performance targets and estimated costs are periodically reevaluated. For our TSR performance shares, these costs are based on the fair value of awards at the grant date and are recognized on a straight-line basis over the service period of three years.

In 2025, 2024, and 2023, the weighted-average grant date fair value per share of awards granted was $49.06, $41.62, and $46.47, respectively. In 2025, 2024, and 2023, the total grant date fair value of performance shares vested and converted to shares of ABM common stock was $9.4 million, $12.3 million, and $14.6 million, respectively.

In 2025, 2024, and 2023, we used the Monte Carlo simulation valuation technique to estimate the fair value of TSR performance share grants, which used the assumptions in the table below.

Monte Carlo Assumptions

	2025	2024	2023
Expected life[1]	2.81 years	2.81 years	2.81 years
Expected stock price volatility[2]	31.7 %	33.0 %	39.9 %
Risk-free interest rate[3]	4.3 %	4.1 %	4.0 %
Stock price[4]	$ 50.97	$ 42.13	$ 46.19

[1] The expected life represents the remaining performance period of the awards.

(2) The expected volatility for each grant is determined based on the historical volatility of our common stock over a period equal to the remaining term of the performance period from the date of grant for all awards.

(3) The risk-free interest rate is based on the continuous compounded yield on U.S. Treasury Constant Maturity Rates with varying remaining terms; the yield is determined over a time period commensurate with the performance period from the grant date.

(4) The stock price is the closing price of our common stock on the valuation date.

Employee Stock Purchase Plan

(in millions, except per share amounts)	Years Ended October 31,					
	2025		**2024**		**2023**	
Weighted-average fair value of granted purchase rights per share	$	2.50	$	2.31	$	2.23
Common stock issued		0.1		0.1		0.1
Fair value of common stock issued per share	$	47.42	$	43.93	$	42.40
Aggregate purchases	$	4.8	$	3.7	$	3.4

17. INCOME TAXES

Geographic Sources of Income Before Income Taxes

(in millions)	Year Ended October 31,					
		2025		2024		2023
United States	$	170.4	$	88.8	$	294.3
Foreign		49.5		44.8		36.8
Income before income taxes	$	219.9	$	133.6	$	331.1

Components of Income Tax Provision

(in millions)	Year Ended October 31,					
		2025		2024		2023
Current:						
Federal	$	(49.3)	$	(53.7)	$	(50.6)
State		(22.8)		(22.8)		(25.0)
Foreign		(7.4)		(0.4)		(9.0)
Deferred:						
Federal		13.4		19.3		(0.5)
State		8.4		6.7		5.3
Foreign		0.1		(1.3)		0.1
Income tax provision	$	(57.6)	$	(52.2)	$	(79.7)

Reconciliation of the U.S. Statutory Tax Rate to Annual Effective Tax Rate

	Year Ended October 31,		
	2025	2024	2023
U.S. statutory rate	21.0%	21.0%	21.0%
State and local income taxes, net of federal tax benefit	6.7	8.0	6.9
Federal and state tax credits	(1.9)	(2.6)	(1.0)
Impact of foreign operations	(1.9)	(6.4)	0.8
Changes in uncertain tax positions	—	(2.2)	0.1
Incremental tax benefit from share-based compensation awards	(0.2)	(1.6)	(0.7)
Energy efficiency incentives	(0.4)	(4.1)	(0.1)
Nondeductible executive compensation	1.8	3.4	1.4
Nontaxable RavenVolt contingent consideration	(0.2)	20.1	(3.9)
Other nondeductible expenses	1.4	2.1	0.6
Other, net	(0.1)	1.4	(1.0)
Effective tax rate	26.2 %	39.1 %	24.1 %

During 2025 and 2024, we had effective tax rates of 26.2% and 39.1%, respectively, resulting in an income tax provision of $57.6 million and $52.2 million, respectively. Our effective tax rate for 2025 was benefited by a $3.1 million return to provision adjustment related to our non-U.S. operations. Our effective tax rate for 2024 was negatively impacted by a $95.7 million non-taxable change to increase the fair value of the contingent consideration related to the RavenVolt Acquisition, partially offset by a $7.3 million tax benefit for return to provision adjustments related to our non-U.S. operations, and a $5.5 million benefit related to energy efficiency incentives.

Components of Deferred Tax Assets and Liabilities

(in millions)	As of October 31,		
	2025		**2024**
Deferred tax assets attributable to:			
Self-insurance claims (net of recoverables)	$	116.3	$ 106.3
Deferred and other compensation		35.3	29.0
Accounts receivable allowances		6.1	5.6
Settlement liabilities		2.6	3.4
Other accruals		0.2	4.0
Other comprehensive income		0.2	—
State taxes		0.7	1.5
State net operating loss carryforwards		2.9	2.5
Tax credits		3.2	3.4
Unrecognized tax benefits		3.3	3.5
Operating lease liabilities		21.5	23.5
Gross deferred tax assets		192.3	182.7
Valuation allowance		(1.2)	(1.1)
Total deferred tax assets		191.1	181.6
Deferred tax liabilities attributable to:			
Property, plant and equipment		(2.7)	(1.0)
Goodwill and other acquired intangibles		(191.8)	(194.8)
Right-of-use assets		(23.4)	(25.1)
Tax accounting method change		—	(6.3)
Other comprehensive income		—	(2.3)
Other		(13.1)	(12.3)
Total deferred tax liabilities		(231.0)	(241.8)
Net deferred tax liabilities	$	(39.9)	$ (60.2)

Net Operating Loss Carryforwards and Credits

State net operating loss carryforwards totaling $56.9 million at October 31, 2025, are being carried forward in several state jurisdictions where we are permitted to use net operating losses from prior periods to reduce future taxable income. These losses will expire between 2026 and 2045. Federal net operating loss carryforwards were fully utilized during 2024. Federal and state tax credit carryforwards totaling $3.7 million are available to reduce future cash taxes and will expire between 2026 and 2045.

The valuation allowance represents the amount of tax benefits related to state net operating loss carryforwards that are not likely to be realized. We believe the remaining deferred tax assets are more likely than not to be realizable based on estimates of future taxable income.

Changes to the Valuation Allowance

(in millions)	Years Ended October 31,		
	2025	**2024**	**2023**
Valuation allowance at beginning of year	$ 1.1	$ 1.2	$ 1.6
Other, net	0.1	(0.1)	(0.4)
Valuation allowance at end of year	$ 1.2	$ 1.1	$ 1.2

Unrecognized Tax Benefits

At October 31, 2025, 2024, and 2023, there were $13.5 million, $15.5 million, and $20.7 million, respectively, of unrecognized tax benefits that if recognized in the future would impact our effective tax rate. We estimate that a decrease in unrecognized tax benefits of up to approximately $3.3 million is reasonably possible over the next 12 months due to lapses of applicable statutes of limitations. At October 31, 2025 and 2024, accrued interest and penalties were $1.9 million and $1.3 million, respectively. For interest and penalties, we recognized a $0.6 million expense, a $0.1 million benefit, and a $0.7 million expense in 2025, 2024, and 2023, respectively.

Reconciliation of Total Unrecognized Tax Benefits

(in millions)	Years Ended October 31,					
	2025		**2024**		**2023**	
Balance at beginning of year	$	15.5	$	20.7	$	22.0
Additions for tax positions related to prior years		0.3		—		2.1
Reductions for tax positions related to prior years		(2.2)		(1.5)		(1.5)
Reductions for lapse of statute of limitations		(0.1)		(0.1)		(1.9)
Settlements		—		(3.6)		—
Balance at end of year	$	13.5	$	15.5	$	20.7

On July 4, 2025, the United States enacted the One Big Beautiful Bill Act ("OBBBA"), which contains a broad range of tax reform provisions affecting businesses. The impact of OBBBA has been reflected in our consolidated financial statements for the year ended October 31, 2025. While the provisions of the legislation are expected to primarily take effect for ABM in fiscal year 2026, we do not anticipate that their adoption will have a material impact on our financial position, results of operations, or cash flows for that period.

The Organisation for Economic Co-operation and Development ("OECD") Pillar Two Model Rules established a minimum global effective tax rate of 15% on country-by-country profits of large multinational companies. European Union member states along with many other countries have adopted or expect to adopt the OECD Pillar Two Model effective January 1, 2024, or thereafter. The OECD and other countries continue to publish guidelines and legislation that include transition and safe harbor rules. We continue to monitor new legislative changes and assess the global impact of the Pillar Two Model Rules. Based on our initial assessment, Pillar Two does not have a material impact to the Company's income tax provision.

Jurisdictions

We conduct business in all 50 states, significantly in California, Texas, and New York, as well as in various foreign jurisdictions. Our most significant income tax jurisdiction is the United States. Due to expired statutes and closed audits, our federal income tax returns for years prior to fiscal 2021 are no longer subject to examination by the U.S. Internal Revenue Service. Generally, for the majority of state and foreign jurisdictions where we do business, periods prior to fiscal 2021 are no longer subject to examination. We are currently being examined by Massachusetts and the city of New York City.

18. SEGMENT AND GEOGRAPHIC INFORMATION

Segment Information

Our current reportable segments consist of B&I, M&D, Aviation, Education, and Technical Solutions, as further described below.

REPORTABLE SEGMENTS AND DESCRIPTIONS	
B&I	B&I, our largest reportable segment, encompasses janitorial, facilities engineering, and par[...] services for commercial real estate properties (including corporate offices for high-tech clients), sp[...] and entertainment venues, and traditional hospitals and non-acute healthcare facilities. B&I [...] provides vehicle maintenance and other services to rental car providers.
M&D	M&D provides integrated facility services, engineering, janitorial, and other specialized servi[...] different types of manufacturing, distribution, and data center facilities. Manufacturing facilities in[...] traditional motor vehicles, electric vehicles, batteries, pharmaceuticals, steel, semicondu[...] chemicals, and many others. Distribution facilities include e-commerce, cold storage, logistics, g[...] warehousing, and others.
Aviation	Aviation supports airlines and airports with services ranging from parking and janitorial to pass[...] assistance, catering logistics, air cabin maintenance, and transportation.
Education	Education delivers janitorial, custodial, landscaping and grounds, facilities engineering, and p[...] services for public school districts, private schools, colleges, and universities.
Technical Solutions	Technical Solutions specializes in facility infrastructure, mechanical and electrical services, includi[...] power design, installation and maintenance, as well as microgrid systems installations and uninterrupted power supply services. These services can also be leveraged for cross-selling acros[...] of our industry groups, both domestically and internationally.

The accounting policies for our segments are the same as those disclosed within our significant accounting policies in Note 2, "Basis of Presentation and Significant Accounting Policies." Our management evaluates the performance of each reportable segment based on its respective operating profit results, which include the allocation of certain centrally incurred costs. Corporate expenses not allocated to segments include certain CEO and other finance and human resource departmental expenses, certain information technology costs, share-based compensation, certain legal costs and settlements, restructuring and related costs, certain actuarial adjustments to self-insurance reserves, and direct acquisition costs.

As of October 31, 2025, the Company's Chief Operating Decision Makers (the "CODMs"), consisting of the Chief Executive Officer and the Chief Operating Officer, evaluate the performance of ABM's operating segments and allocate resources based on segment operating profit and revenue. These metrics are regularly reviewed as part of ABM's internal reporting package.

Segment operating profits are used to allocate resources, including investment spending, primarily as part of the annual budget process. On a monthly basis, the CODMs review budget-to-actual variances to assess performance, monitor trends, and compare results across segments. Segment performance is also considered in the determination of incentive compensation for segment leadership. Segment asset information is not provided to the CODMs, nor is it used in evaluating segment performance or making resource allocation decisions. Accordingly, segment assets are not disclosed in this note.

In accordance with ASU 2023-07, Segment Reporting (Topic 280), we have disclosed the measure of profit or loss used by the CODMs, along with other significant segment items that are regularly provided and used in managing the business.

Financial Information by Reportable Segment

(in millions)		B&I		M&D		Aviation		Education		Technical Solutions		Total
Year Ended October 31, 2025												
Revenues	$	4,126.0	$	1,618.6	$	1,118.7	$	922.0	$	960.6	$	8,745.9
Significant segment expenses												
Direct labor		2,290.1		1,058.6		657.2		605.7		306.2		4,917.9
Indirect costs		119.8		31.0		12.9		23.4		91.0		278.0
General and administrative		88.3		45.2		41.4		9.5		77.1		261.5
Selling		33.2		12.9		1.6		1.4		52.1		101.2
Other segment items[1]		1,277.6		319.4		340.5		214.3		347.9		2,499.5
Segment operating profit	$	316.9	$	151.4	$	65.2	$	67.7	$	86.5	$	687.6
Corporate												(370.5)
Adjustment for income from unconsolidated affiliates, included in Aviation and Technical Solutions												(4.6)
Adjustment for tax deductions for energy efficient government buildings, included in Technical Solutions												(0.8)
Total operating profit											$	311.7
Income from unconsolidated affiliates												4.6
Interest expense												(96.4)
Income before income taxes											$	219.9
Other significant segment items[3]												
Materials and supplies	$	109.2	$	58.5	$	22.3	$	47.5	$	280.8		
Salaries and wages (other than direct)		126.7		32.1		16.2		16.3		130.4		
Consulting and professional services		11.8		5.3		46.0		4.0		9.2		
Travel and entertainment (other than direct)		8.6		3.4		2.1		1.5		6.5		
Legal		7.2		1.7		2.5		1.0		1.2		

	Year Ended October 31, 2024					
(in millions)	B&I	M&D	Aviation	Education	Technical Solutions	Total
Revenues	$ 4,059.1	$ 1,554.3	$ 1,032.6	$ 904.0	$ 809.3	$ 8,359.4
Significant segment expenses						
Direct labor	2,239.9	996.5	596.7	598.4	262.2	4,693.7
Indirect costs	134.5	20.8	16.7	25.0	76.5	273.4
General and administrative	92.7	49.5	41.8	11.5	67.5	262.9
Selling	28.8	7.8	1.5	1.3	49.1	88.5
Other segment items(1)	1,256.2	313.5	316.8	212.5	284.6	2,383.6
Segment operating profit	$ 307.0	$ 166.3	$ 59.1	$ 55.3	$ 69.4	$ 657.2
Corporate(2)						(433.1)
Adjustment for income from unconsolidated affiliates, included in Aviation and Technical Solutions						(6.5)
Adjustment for tax deductions for energy efficient government buildings, included in Technical Solutions						(5.5)
Total operating profit						$ 212.0
Income from unconsolidated affiliates						6.5
Interest expense						(85.0)
Income before income taxes						$ 133.6
Other significant segment items(3)						
Materials and supplies	$ 119.9	$ 73.5	$ 21.8	$ 49.1	$ 242.0	
Salaries and wages (other than direct)	131.3	25.7	18.5	19.0	107.9	
Consulting and professional services	12.5	5.6	45.0	3.0	7.4	
Travel and entertainment (other than direct)	9.6	2.1	1.8	1.2	5.3	
Legal	9.6	1.5	2.1	0.8	0.9	

(in millions)		B&I		M&D		Aviation		Education		Technical Solutions		Total
Year Ended October 31, 2023												
Revenues	$	4,089.4	$	1,526.7	$	925.7	$	880.5	$	674.2	$	8,096.4
Significant segment expenses												
Direct labor		2,265.6		995.4		536.2		590.5		250.6		4,638.2
Indirect costs		135.0		19.0		15.8		19.8		61.3		250.9
General and administrative		91.0		47.3		38.9		11.0		51.4		239.6
Selling		32.5		5.7		0.7		2.9		49.7		91.4
Other segment items[1]		1,249.6		297.6		274.1		206.5		208.0		2,235.8
Segment operating profit	$	315.6	$	161.7	$	60.0	$	49.7	$	53.2	$	640.3
Corporate[2]												(226.7)
Adjustment for income from unconsolidated affiliates, included in Aviation and Technical Solutions												(3.9)
Adjustment for tax deductions for energy efficient government buildings, included in Technical Solutions												(0.3)
Total operating profit											$	409.5
Income from unconsolidated affiliates												3.9
Interest expense												(82.3)
Income before income taxes											$	331.1
Other significant segment items[3]												
Materials and supplies	$	116.9	$	68.2	$	24.8	$	48.3	$	154.8		
Salaries and wages (other than direct)		133.6		21.4		16.9		18.0		94.1		
Consulting and professional services		14.4		4.7		29.1		3.3		4.1		
Travel and entertainment (other than direct)		8.6		1.7		1.4		1.1		4.3		
Legal		3.7		2.4		0.2		0.5		0.6		

[1] Other segment items consist of payroll related expenses, materials and supplies, insurance costs, depreciation and amortization, consulting and professional services, and various other expense items.

[2] During the year ended October 31, 2024, reflects adjustments to the fair value of the contingent consideration payable related to the RavenVolt Acquisition of $95.7 million. During the year ended October 31, 2023, reflects adjustments to the fair value of the contingent consideration payable related to the RavenVolt Acquisition of $45.6 million and an employee retention credit totaling $24.0 million.

[3] Note these items are included in the segment expenses and operating profit shown above and are listed separately below segment operating profit as they are metrics that are separately provided to the CODMs on a regular basis.

Depreciation and Amortization

		Year Ended October 31,				
		2025		**2024**		**2023**
Business & Industry	$	35.0	$	37.3	$	44.9
Manufacturing & Distribution		11.7		12.2		13.1
Aviation		14.1		12.6		9.6
Education		21.3		21.8		22.5
Technical Solutions		10.4		7.7		17.5
Corporate		13.1		15.0		13.1
	$	105.6	$	106.6	$	120.7

Geographic Information Based on the Country in Which the Sale Originated[1]

(in millions)	Year Ended October 31,					
	2025		**2024**		**2023**	
Revenues						
United States	$	8,025.4	$	7,760.9	$	7,565.6
All other countries		720.5		598.4		530.8
	$	8,745.9	$	8,359.4	$	8,096.4

[1] Substantially all of our long-lived assets are related to U.S. operations.

19. SUBSEQUENT EVENT

On December 15, 2025, we entered into a Share Purchase Agreement with PW Red October S.À R.L, Watchman Investment Holdings Unlimited Company, and certain Management Sellers, as defined in the Purchase Agreement (the "Sellers"), pursuant to which ABM will acquire all of the issued and outstanding share capital of Iveagh New Opportunities Limited, a company incorporated in Ireland, and its direct and indirect wholly-owned subsidiaries (collectively, "WGNSTAR") for an aggregate purchase price of approximately $275 million in cash, payable in accordance with the terms of the Purchase Agreement and subject to the adjustments set forth therein (the transaction, the "Acquisition"). We will finance the Acquisition with cash on hand and borrowings under our Amended Credit Facility.

The closing of the Acquisition is subject to the satisfaction or waiver of customary closing conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as well as certain other regulatory approvals in Ireland.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

a. Disclosure Controls and Procedures.

As of the end of the period covered by this report, our Principal Executive Officer and Principal Financial Officer evaluated our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and (2) accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure.

b. Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of October 31, 2025.

Audit Report on Internal Controls Over Financial Reporting of the Registered Public Accounting Firm

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of its audit, has issued its report, included herein, on the effectiveness of our internal control over financial reporting.

c. Changes in Internal Control Over Financial Reporting.

To support the growth of our financial shared service capabilities and standardize our financial systems, we continue to update several key platforms, including our HR information systems, enterprise resource planning system, and labor management system. The implementation of several key platforms involves changes in the systems that include internal controls. During the third quarter of 2023 and first quarter of 2025, we had a change in our internal control over financial reporting as a result of our implementation of a new ERP system and key boundary systems for the Education, B&I, and M&D industry groups that has materially affected our internal control over financial reporting. The new ERP system and key boundary systems for these industry groups is replacing our legacy system in which a significant portion of our business transactions originate, are processed, and recorded. The rest of our industry groups will transition to our new ERP system and key boundary systems over the next several years. Our new ERP system and key boundary systems are intended to provide us with enhanced transactional processing and management tools, as compared with our legacy system, and is intended to enhance internal controls over financial reporting. We believe our new ERP system and key boundary systems will facilitate better transactional reporting and oversight, enhance our internal control over financial reporting, and function as an important component of our disclosure controls and procedures. Although some of the transitions have proceeded to date without material adverse effects, the possibility exists that they could adversely affect our internal controls over financial reporting and procedures.

There were no other changes in our internal control over financial reporting during the fiscal year 2025 identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

Trading Arrangements

During the quarter ended October 31, 2025, certain of our "officers," as defined in Rule 16a-1(f) of the Exchange Act, and directors adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K, as follows:

Trading Arrangements							
Name and Title	Action	Date of Action	Rule 10b5-1 Trading Arrangement[1]	Non-Rule 10b5-1 Trading Arrangement	Aggregate Number of Securities to Be Sold	Aggregate Number of Securities to Be Purchased	Duration
Rene Jacobsen, Executive Vice President and Chief Operating Officer	Adoption	October 15, 2025	X	-	86,273 shares of common stock[2]	-	From January 13, 2026, until the earlier of (i) the date when all the shares under the plan are sold and (ii) December 31, 2026

[1] Intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).

[2] Mr. Jacobsen's trading plan provides for the sale of approximately 86,273 gross shares (with any shares underlying performance-based equity awards being calculated at target), plus any related dividend-equivalent shares earned with respect to such shares, and excluding, as applicable, any shares withheld to satisfy tax withholding obligations in connection with the net settlement of the equity awards.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

Information about our executive officers is found in Part I, Item 1, of this Annual Report on Form 10-K under "Executive Officers of Registrant." Additional information required by this Item will be set forth under the captions "Proposal No. 1—Election of Directors," "Corporate Governance and Board Matters," and "Audit-Related Matters" in our Definitive Proxy Statement for our 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement"). Such information is incorporated herein by reference. Our 2026 Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the conclusion of our fiscal year ended October 31, 2025. We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, officers, and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. A copy of our policy is filed with this Annual Report on Form 10-K as Exhibit 19.

On April 4, 2025, we filed our Annual CEO Certification as required by Section 303A.12 of the NYSE Listed Company Manual.

Code of Business Conduct

We have adopted and posted on our website (www.abm.com) the ABM Code of Business Conduct. Our Code of Business Conduct qualifies as a "code of ethics" within the meaning of Item 406 of Regulation S-K. Our Code of Business Conduct applies to all of our directors, officers, and employees, including our Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer. If any amendments are made to the Code of Business Conduct or if any waiver, including any implicit waiver, from a provision of the Code of Business Conduct is granted to our Principal Executive Officer, Principal Financial Officer, or Principal Accounting Officer, we will disclose the nature of such amendment or waiver on our website at the address specified above.

ITEM 11. EXECUTIVE COMPENSATION.

Information with respect to executive compensation required by this Item will be set forth under the captions "Director Compensation for Fiscal Year 2025," "Executive Compensation," and "Corporate Governance and Board Matters—Compensation Committee Interlocks and Insider Participation" in our 2026 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information with respect to security ownership of certain beneficial owners and management and equity compensation plan information and related stockholder matters required by this Item will be set forth under the captions "General Information—Security Ownership of Certain Beneficial Owners," "General Information—Security Ownership of Directors and Executive Officers," and "General Information—Equity Compensation Plan Information" in our 2026 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

Information with respect to certain relationships and related transactions and with respect to director independence required by this Item will be set forth under the captions "General Information—Certain Relationships and Transactions with Related Persons" and "Corporate Governance and Board Matters" in our 2026 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Information with respect to our Audit Committee's pre-approval policy for audit services performed by KPMG LLP (PCAOB ID 185) and our principal accounting fees and services required by this Item will be set forth under the caption "Audit-Related Matters" in our 2026 Proxy Statement and is incorporated herein by reference.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this report:

1. *Financial Statements: Index to Consolidated Financial Statements*
   Report of Independent Registered Public Accounting Firm
   Consolidated Balance Sheets at October 31, 2025 and 2024
   Consolidated Statements of Comprehensive Income for the Years Ended October 31, 2025, 2024, and 2023
   Consolidated Statements of Stockholders' Equity for the Years Ended October 31, 2025, 2024, and 2023
   Consolidated Statements of Cash Flows for the Years Ended October 31, 2025, 2024, and 2023

2. *Financial Statement Schedule*
   Valuation and Qualifying Accounts for the Years Ended October 31, 2025, 2024, and 2023

3. *Exhibits*
   Exhibit Index

ABM INDUSTRIES INCORPORATED AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in millions)	Balance Beginning of Year	Additions from Acquisitions	Charges to Costs and Expenses[1]	Write-offs[2]/ Allowance Taken	Balance End of Year
Accounts receivable and sales allowances					
2025	$ 22.8	—	58.8	(56.1)	$ 25.5
2024	25.0	0.3	88.7	(91.3)	22.8
2023	22.6	—	76.0	(73.6)	25.0

[1] Majority of charges to costs and expenses relates to sales allowance.

[2] Write-offs are net of recoveries.

Exhibit No.	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
2.1	Agreement and Plan of Merger, dated July 11, 2017, among GCA Holding Corp., ABM Industries Incorporated, Grade Sub One, Inc., Grade Sub Two, LLC and Thomas H. Lee Equity Fund VII, L.P. and Broad Street Principal Investments Holdings, L.P., acting jointly as the Securityholder Representative	8-K	001-08929	2.1	July 14, 2017
2.2	Purchase Agreement, dated August 25, 2021, among Crown Building Maintenance Co., Crown Energy Services, Inc., ABM Industries Incorporated and the sellers and sellers' representative party thereto	8-K	001-08929	2.1	August 25, 2021
2.3	Agreement and Plan of Merger, dated August 17, 2022, by and among ABM Industries Incorporated, RavenVolt Merger Sub, Inc., RavenVolt, Inc. and Jonathan Hinton, as shareholders' representative	8-K	001-08929	2.1	August 18, 2022
3.1	Restated Certificate of Incorporation of ABM Industries Incorporated, dated March 26, 2020	8-K	001-08929	3.1	March 27, 2020
3.2	Amended and Restated Bylaws of ABM Industries Incorporated, dated March 27, 2024	8-K	001-08929	3.1	March 27, 2024
4.1	Description of Registrant's Securities	10-K	001-08929	4.1	December 17, 2020
10.1	Credit Agreement, dated as of September 1, 2017, by and among ABM Industries Incorporated, a Delaware corporation, certain subsidiaries of ABM Industries Incorporated from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent	8-K	001-08929	10.2	September 8, 2017
10.2	Letter Agreement, dated November 6, 2017, between ABM Industries Incorporated and Bank of America, N.A., as Swingline Lender with respect to the Credit Agreement dated as of September 1, 2017, among ABM Industries Incorporated, the Designated Borrowers party thereto, the Lenders party thereto and Bank of America, N.A., as administrative agent	10-K	001-08929	10.3	December 22, 2017
10.3	First Amendment, dated as of July 3, 2018, to the Credit Agreement dated September 1, 2017, by and among ABM Industries Incorporated, a Delaware corporation, the Designated Borrowers identified on the signature pages thereto, the Guarantors identified on the signature pages thereto, the Lenders identified on the signature pages thereto, and Bank of America, N.A., as administrative agent	10-Q	001-08929	10.1	September 7, 2018
10.4	Second Amendment, dated as of September 5, 2018, to the Credit Agreement dated September 1, 2017, by and among ABM Industries Incorporated, a Delaware corporation, the Designated Borrowers identified on the signature pages thereto, the Guarantors identified on the signature pages thereto, the Lenders identified on the signature pages thereto, and Bank of America, N.A., as administrative agent	10-Q	001-08929	10.2	September 7, 2018

10.5	Third Amendment, dated as of May 28, 2020, to the Credit Agreement dated September 1, 2017, by and among ABM Industries Incorporated, a Delaware corporation, the Designated Borrowers identified on the signature pages thereto, the Guarantors identified on the signature pages thereto, the Lenders identified on the signatures pages thereto and Bank of America, N.A., as administrative agent	10-Q	001-08929	10.1	June 18, 2020
10.6	Fourth Amendment, dated as of June 28, 2021, to the Credit Agreement dated September 1, 2017, by and among ABM Industries Incorporated, a Delaware corporation, the Designated Borrowers identified on the signature pages thereto, the Guarantors identified on the signature pages thereto, the Lenders identified on the signature pages thereto and Bank of America, N.A., as administrative agent	10-Q	001-08929	10.1	September 9, 2021
10.7	Fifth Amendment, dated as of November 1, 2022, to the Credit Agreement dated September 1, 2017, by and among ABM Industries Incorporated, a Delaware corporation, the Designated Borrowers identified on the signature pages thereto, the Subsidiary Guarantors identified on the signature pages thereto, the Lenders identified on the signature pages thereto and Bank of America, N.A., as administrative agent	10-K	001-08929	10.7	December 21, 2022
10.8	LIBOR Transition Amendment, dated as of November 1, 2022, by and among ABM Industries Incorporated, a Delaware corporation, the Designated Borrowers identified on the signature pages thereto, the Subsidiary Guarantors identified on the signature pages thereto, the Lenders identified on the signature pages thereto and Bank of America, N.A., as administrative agent	10-K	001-08929	10.8	December 21, 2022
10.9	Amended and Restated Credit Agreement, dated as of February 26, 2025, among ABM Industries Incorporated, ABM Aviation UK Limited, each of the other subsidiaries of ABM Industries Incorporated from time to time party thereto, the financial institutions listed on the signature pages thereof as lenders and Bank of America, N.A. as administrative agent and collateral agent for the lenders	8-K	001-08929	10.1	February 28, 2025
10.10*	ABM Executive Retiree Healthcare and Dental Plan	10-K	001-08929	10.17	January 14, 2005
10.11*	Deferred Compensation Plan for Non-Employee Directors, as amended and restated December 13, 2010	10-K	001-08929	10.7	December 23, 2010
10.12*	Form of Director's Indemnification Agreement	10-K	001-08929	10.9	December 21, 2018
10.13*	2006 Equity Incentive Plan, as amended and restated March 7, 2018	8-K	001-08929	10.1	March 8, 2018
10.14*	ABM Industries Incorporated 2021 Equity and Incentive Compensation Plan, as amended and restated October 23, 2023	10-K	001-08929	10.13	December 18, 2023

10.15*	Statement of Terms and Conditions Applicable to Options, Restricted Stock and Restricted Stock Units, and Performance Shares Granted to Employees Pursuant to the 2006 Equity Incentive Plan, for Awards Granted on or after March 4, 2015	10-Q	001-08929	10.2	June 3, 2015
10.16*	Statement of Terms and Conditions Applicable to Options, Restricted Stock and Restricted Stock Units, and Performance Shares Granted to Employees Pursuant to the 2006 Equity Incentive Plan, for Awards Granted on or after January 1, 2020	10-Q	001-08929	10.1	March 5, 2020
10.17*	Statement of Terms and Conditions Applicable to Awards Granted to Employees Pursuant to the 2021 Equity and Incentive Compensation Plan	10-Q	001-08929	10.1	June 9, 2021
10.18*	Statement of Terms and Conditions Applicable to Awards Granted to UK Employees Pursuant to the 2021 Equity and Incentive Compensation Plan	10-K	001-08929	10.20	December 21, 2022
10.19*	Statement of Terms and Conditions Applicable to Awards Granted to Employees Pursuant to the 2021 Equity and Incentive Compensation Plan, for Awards Granted on or after January 1, 2022	10-Q	001-08929	10.1	March 9, 2022
10.20*	Statement of Terms and Conditions Applicable to Awards Granted to Employees Pursuant to the 2021 Equity and Incentive Compensation Plan, for Awards Granted on or after October 23, 2023	10-K	001-08929	10.19	December 18, 2023
10.21*	Statement of Terms and Conditions Applicable to Options, Restricted Stock, and Restricted Stock Units Granted to Directors Pursuant to the 2006 Equity Incentive Plan, for Awards Granted on or after March 4, 2015	10-Q	001-08929	10.3	June 3, 2015
10.22*	Statement of Terms and Conditions Applicable to Options, Restricted Stock, and Restricted Stock Units Granted to Directors Pursuant to the 2006 Equity Incentive Plan, for Awards Granted on or after January 1, 2020	10-Q	001-08929	10.2	March 5, 2020
10.23*	Statement of Terms and Conditions Applicable to Awards Granted to Non-Employee Directors Pursuant to the 2021 Equity and Incentive Compensation Plan	10-Q	008-08929	10.2	June 9, 2021
10.24*	Form of Restricted Stock Unit Agreement - 2006 Equity Plan	10-K	001-08929	10.18	December 20, 2019
10.25*	Form of Restricted Stock Unit Agreement for Employees – 2021 Equity and Incentive Compensation Plan	10-Q	001-08929	10.2	March 9, 2022
10.26*	Form of Performance Share Agreement for Employees - 2021 Equity and Incentive Compensation Plan	10-Q	001-08929	10.3	March 9, 2022
10.27*	Executive Stock Option Plan (aka Age-Vested Career Stock Option Plan), as amended and restated June 4, 2012	10-Q	001-08929	10.1	September 6, 2012
10.28*	Deferred Compensation Plan for Executives, amended and restated October 25, 2010	10-K	001-08929	10.22	December 23, 2010
10.29*	Deferred Compensation Plan for Executives, amended and restated October 2, 2023	10-K	001-08929	10.29	December 18, 2023
10.30*	Supplemental Executive Retirement Plan, as amended and restated June 3, 2008	10-Q	001-08929	10.4	September 8, 2008

10.31*	Service Award Benefit Plan, as amended and restated June 3, 2008	10-Q	001-08929	10.5	September 8, 2008
10.32*	Executive Severance Plan and Summary Plan Description, effective as of June 4, 2024	10-K	001-08929	10.31	December 19, 2024
10.33*	Amended and Restated Executive Employment Agreement, dated as of September 22, 2017, by and between ABM Industries Incorporated and Scott Salmirs	10-K	001-08929	10.28	December 22, 2017
10.34*	Amended and Restated Change in Control Agreement, dated as of September 22, 2017, by and between ABM Industries Incorporated and Scott Salmirs	10-K	001-08929	10.29	December 22, 2017
10.35*	Executive Employment Agreement, dated as of January 1, 2018, by and between ABM Industries Incorporated and Rene Jacobsen	10-Q	001-08929	10.3	March 7, 2018
10.36*	Change in Control Agreement, dated as of January 1, 2018, by and between ABM Industries Incorporated and Rene Jacobsen	10-Q	001-08929	10.4	March 7, 2018
10.37*	Executive Employment Agreement, dated as of March 1, 2018, by and between ABM Industries Incorporated and Andrea Newborn	10-Q	001-08929	10.1	March 7, 2019
10.38*	Change in Control Agreement, dated as of March 1, 2018, by and between ABM Industries Incorporated and Andrea Newborn	10-Q	001-08929	10.2	March 7, 2019
10.39*	Executive Employment Agreement, dated as of October 28, 2019, by and between ABM Industries Incorporated and Joshua H. Feinberg	10-K	001-08929	10.35	December 20, 2019
10.40*	Change in Control Agreement, dated as of February 8, 2020, by and between ABM Industries Incorporated and Joshua H. Feinberg	10-Q	001-08929	10.4	June 9, 2021
10.41*	Executive Separation and Release Agreement, dated as of October 31, 2024, by and between ABM Industries Incorporated and Joshua H. Feinberg	10-K	001-08929	10.4	December 19, 2024
10.42*	Executive Employment Agreement, dated as of November 1, 2020, by and between ABM Industries Incorporated and Earl R. Ellis	10-Q	001-08929	10.6	June 9, 2021
10.43*	Change in Control Agreement, dated as of November 30, 2020, by and between ABM Industries Incorporated and Earl R. Ellis	10-Q	001-08929	10.7	June 9, 2021
10.44*	Executive Employment Agreement, dated as of September 1, 2021, by and between ABM Industries Incorporated and Raul Valentin	10-Q	001-08929	10.1	March 12, 2025
10.45*	Change in Control Agreement, dated as of September 1, 2021, by and between ABM Industries Incorporated and Raul Valentin	10-Q	001-08929	10.2	March 12, 2025
10.46 *‡	Executive Separation and Release Agreement, dated as of September 5, 2025, by and between ABM Industries Incorporated and Earl Ellis				
19	Insider Trading Policy	10-K	001-08929	19	December 19, 2024
21.1‡	Subsidiaries of the Registrant				
23.1‡	Consent of Independent Registered Public Accounting Firm				

31.1‡	Certification of Chief Executive Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2‡	Certification of Chief Financial Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1†	Certifications pursuant to Securities Exchange Act of 1934 Rule 13a-14(b) or 15d-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
97*	ABM Industries Incorporated Amended and Restated Recoupment Policy, effective October 2, 2023	10-K	001-08929	97	December 18, 2023
101.INS ‡	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)				
101.SCH ‡	Inline XBRL Taxonomy Extension Schema Document				
101.CAL‡	Inline XBRL Taxonomy Calculation Linkbase Document				
101.LAB ‡	Inline XBRL Taxonomy Label Linkbase Document				
101.PRE ‡	Inline XBRL Presentation Linkbase Document				
101.DEF ‡	Inline XBRL Taxonomy Extension Definition Linkbase Document				
104†	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

*	Indicates management contract or compensatory plan, contract, or arrangement
‡	Indicates filed herewith
†	Indicates furnished herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABM Industries Incorporated

By: _____/s/ Scott Salmirs_____

Scott Salmirs
President and Chief Executive Officer and Director
December 19, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of ABM Industries and in the capacities and on the dates indicated.

By: _____/s/ Scott Salmirs_____

Scott Salmirs
President and Chief Executive Officer and Director
(Principal Executive Officer)
December 19, 2025

_____/s/ David M. Orr_____	_____/s/ Dean A. Chin_____
David M. Orr Executive Vice President and Chief Financial Officer (Principal Financial Officer) December 19, 2025	Dean A. Chin Senior Vice President, Chief Accounting Officer, Corporate Controller and Treasurer (Principal Accounting Officer) December 19, 2025
_____/s/ Sudhakar Kesavan_____	_____/s/ Quincy L. Allen_____
Sudhakar Kesavan Chairman of the Board and Director December 19, 2025	Quincy L. Allen, Director December 19, 2025
_____/s/ LeighAnne G. Baker_____	_____/s/ Carol A. Clements_____
LeighAnne G. Baker, Director December 19, 2025	Carol Clements, Director December 19, 2025
_____/s/ Donald F. Colleran_____	_____/s/ James D. DeVries_____
Donald F. Colleran, Director December 19, 2025	James D. DeVries, Director December 19, 2025
_____/s/ Art A. Garcia_____	_____/s/ Thomas M. Gartland_____
Art A. Garcia, Director December 19, 2025	Thomas M. Gartland, Director December 19, 2025
_____/s/ Jill M. Golder_____	_____/s/ Barry A. Hytinen_____
Jill M. Golder, Director December 19, 2025	Barry A. Hytinen, Director December 19, 2025
_____/s/ Winifred M. Webb_____	
Winifred M. Webb, Director December 19, 2025	

Board of Directors

Sudhakar Kesavan [C]
Non-Executive Chairman of the Board,
ABM Industries Incorporated
Former Chairman and Chief Executive
Officer, ICF International, Inc.

Quincy L. Allen [B, D]
Former Chief Marketing Officer of IBM
Cloud, IBM Corporation

LeighAnne G. Baker [A, C]
Former Senior Vice President and Chief
Human Resources Officer, Cargill, Inc.

Carol A. Clements [D]
Chief Digital and Technology Officer,
JetBlue Airways Corporation

Donald F. Colleran [A, D]
Former President and Chief Executive
Officer, FedEx Express

James D. DeVries [A]
Chairman, President, and Chief Executive
Officer, ADT Corporation

Art A. Garcia [D]
Former Executive Vice President and
Chief Financial Officer, Ryder System, Inc.

Thomas M. Gartland [A, C]
Chairman and Chief Executive Officer,
Montway Auto Group

Jill M. Golder [B, C]
Former Senior Vice President and
Chief Financial Officer, Cracker Barrel
Old Country Store, Inc.

Barry A. Hytinen [B]
Executive Vice President and Chief Financial
Officer, Iron Mountain Incorporated

Scott Salmirs
President and Chief Executive Officer,
ABM Industries Incorporated

Wendy M. Webb [B, D]
Former Senior Executive, Ticketmaster, Inc.
and The Walt Disney Company

[A] Compensation Committee
[B] Audit Committee
[C] Governance Committee
[D] Stakeholder and Enterprise Risk Committee

As of February 10, 2025

Executive Officers

Scott Salmirs
President and Chief Executive Officer

Rene Jacobsen
Executive Vice President and
Chief Operating Officer

David Orr
Executive Vice President and
Chief Financial Officer

Tom Gallo
Executive Vice President and
Chief Strategy Officer

Melanie Kirkwood Ruiz
Executive Vice President and
Chief Information Officer

Sean Mahoney
Executive Vice President and
President of Sales and Marketing

Miranda Tolar
Executive Vice President and
General Counsel

Raúl Valentin
Executive Vice President and
Chief Human Resources Officer

Dean A. Chin
Senior Vice President, Chief Accounting
Officer, Corporate Controller and Treasurer

As of January 26, 2026

Additional Company Information

Listing
New York Stock Exchange

Ticker Symbol
ABM

Registrar and Transfer Agent
Computershare
P.O. Box 43006
Providence, RI 02940-3006
Phone: 800.850.3292
Web Address: computershare.com/investor
eMail: www-us.computershare.com/investor/contact

Auditors
KPMG LLP, 345 Park Avenue, New York, NY 10154

Annual Report on Form 10-K
Additional copies available to stockholders at no charge upon request to:
ABM Investor Relations
One Liberty Plaza, 7th Floor, New York, NY 10006 or Investor.ABM.com

Annual Meeting
The 2026 Annual Meeting of Stockholders will be held on Wednesday,
March 25, 2026, at 11:00 a.m. Eastern Time virtually via live webcast at
http://www.virtualshareholdermeeting.com/ABM2026.

Dividends
The Company has paid quarterly cash dividends on its Common Stock without
interruption since 1965. The Board of Directors considers the payment of cash
dividends on a quarterly basis, subject to the Company's earnings, financial
condition and other factors.

Forward-looking Statements

This 2025 ABM Annual Report contains both historical and forward-looking statements. Forward-looking statements are not based on historical facts but instead reflect our current expectations, estimates or projections concerning future results or events. These statements generally can be identified by the use of forward-looking words or phrases such as "believe," "expect," "anticipate," "may," "could," "intend," "forecast," "outlook," or other similar words or phrases. These statements are not guarantees of future performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results to differ materially from those indicated by those statements. Forward-looking statements in this 2025 ABM Annual Report include, but are not limited to, statements regarding our future financial and operating performance and strategic initiatives. These statements involve a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement, including but not limited to the risks and uncertainties contained in the Company's Annual Report on Form 10-K for the year ended October 31, 2025, which is included in this 2025 ABM Annual Report. The Company urges readers to consider these risks and uncertainties in evaluating its forward-looking statements. The Company cautions readers not to place undue reliance upon any such forward- looking statements, which speak only as of the date made. The Company disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statements contained herein (or elsewhere) to reflect any change in the Company's expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement is made, whether as a result of new information, future events or otherwise, except as otherwise required by the federal securities laws.



ABM Corporate Headquarters

One Liberty Plaza, 7th Floor
New York, NY 10006

212.297.0200

ABM.com